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Exhibit 99.1

Annual Information Form
for the year ended December 31, 2020

Dated as of March 26, 2021

AGNICO EAGLE MINES LIMITED

ANNUAL INFORMATION FORM

i

INTRODUCTORY NOTES

Currency and Exchange Rates

Currencies:    Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Information Form ("AIF") are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. Certain information in this AIF is presented in Canadian dollars ("C$"), European Union euros ("Euro" or "€") or Mexican pesos ("MXP").

Exchange Rates:    The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the daily average exchange rate for 2016 through 2020, and the daily average exchange rates for March 2021 (to March 22, 2021) and the previous six months, in each case as reported by the Bank of Canada (the "US Exchange Rate"). On March 22, 2021, the US Exchange Rate was US$1.00 equals C$1.2513.

	Year Ended December 31,

	2020	2019	2018	2017	2016

High	1.4496	1.3600	1.3642	1.3743	1.4589

Low	1.2718	1.2988	1.2288	1.2128	1.2544

End of Period	1.2732	1.2988	1.3642	1.2545	1.3427

Average	1.3415	1.3269	1.2957	1.2986	1.3248

	2021			2020

	March (to March 22)	February	January	December	November	October	September

High	1.2668	1.2828	1.2810	1.2952	1.3257	1.3349	1.3396

Low	1.2455	1.2530	1.2627	1.2718	1.2965	1.3122	1.3055

End of Period	1.2513	1.2685	1.2724	1.2808	1.3068	1.3215	1.3228

Average	1.2568	1.2699	1.2780	1.2732	1.2965	1.3318	1.3339

On December 31, 2020 and March 22, 2021, US$1.00 equaled €0.8149 and €0.8385, respectively, as reported by the European Central Bank.

Forward-Looking Statements

Forward-Looking Statements:    Certain statements in this AIF, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this AIF include, but are not limited to, the following:

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  the Company's outlook for 2021 and future periods;

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  statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future mineral production and sales;

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  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

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  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

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  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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  estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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  estimates of cash flow;

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  estimates of mine life;

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  anticipated timing of events at the Company's mines, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company;

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  other anticipated trends with respect to the Company's capital resources and results of operations; and

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this AIF are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this AIF as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this AIF; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company's operations at LaRonde and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this AIF reflect the Company's views as at the date of this AIF and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Meaning of "including" and "such as":    When used in this AIF, the terms "including" and "such as" mean including and such as, without limitation.

Presentation of Financial Information

International Financial Reporting Standards:    The Company reports its financial results using International Financial Reporting Standards ("IFRS"). The Company adopted IFRS as its basis of accounting, replacing United States generally accepted accounting principles ("US GAAP") effective July 1, 2014. As a result, Agnico Eagle's consolidated financial statements are reported in accordance with IFRS. The Company's transition to IFRS reporting had no significant impact on the design or effectiveness of the Company's internal controls over financial reporting. The Company adopted IFRS as its basis of accounting to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under IFRS.

Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this AIF may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended the definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101. United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this AIF are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See "Mineral Reserves and Mineral Resources" in this AIF for additional information.

Note to Investors Concerning Certain Measures of Performance

This AIF discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne" and "operating margin" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements (as defined below) prepared in accordance with IFRS, and for an explanation of how management uses these measures, please see the Company's management discussion and analysis for the period ended December 31, 2020 (the "Annual MD&A").

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Unless otherwise specified, all references to total cash costs per ounce in this AIF are to total cash costs per ounce reported on a by-product basis.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold mining companies that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future. Unless otherwise specified, all references to all-in sustaining costs per ounce in this AIF are to all-in sustaining costs per ounce reported on a by-product basis. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS, as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

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Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Operating margin is calculated by adjusting net income as recorded in the consolidated financial statements for: income and mining taxes expense, other expenses (income), foreign currency translation loss, impairment reversal (loss), environmental remediation, (gain) loss on derivative financial instruments, finance costs, general and administrative expenses, amortization of property, plant and mine development and exploration and corporate development expenses. The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide readers with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income and other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. The Company, from time to time, also provides information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. Such estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

SELECTED FINANCIAL DATA

The following selected financial data for each of the years in the five-year period ended December 31, 2020 are derived from the consolidated financial statements of Agnico Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Agnico Eagle's annual audited consolidated financial statements as of and for the period ended December 31, 2020, including the notes thereto (the "Annual Financial Statements") and the Annual MD&A.

	Year Ended December 31,

	2020	2019	2018	2017	2016

	(in thousands of U.S. dollars, other than share and per share information)
Income Statement Data
Revenues from mining operations	3,138,113	2,494,892	2,191,221	2,242,604	2,138,232

Production	1,424,152	1,247,705	1,160,355	1,057,842	1,031,892

Exploration and corporate development	113,492	104,779	137,670	141,450	146,978

Amortization of property, plant and mine development	631,101	546,057	553,933	508,739	613,160

General and administrative	116,288	120,987	124,873	115,064	102,781

Impairment loss on equity securities	–	–	–	8,532	–

(Gain) loss on derivative financial instruments	(107,873)	(17,124)	6,065	(17,898)	(9,468)

Finance costs	95,134	105,082	96,567	78,931	74,641

Other expenses (income)	48,234	(13,169)	(35,294)	(3,877)	16,233

Environmental remediation	27,540	2,804	14,420	1,219	4,058

Impairment (reversal) loss	–	(345,821)	389,693	–	(120,161)

Gain on sale of equity securities	–	–	–	–	(3,500)

Foreign currency translation loss	22,480	4,850	1,991	13,313	13,157

Income (loss) before income and mining taxes	767,565	738,742	(259,052)	339,289	268,461

Income and mining taxes expense	255,958	265,576	67,649	98,494	109,637

Net income (loss) for the year	511,607	473,166	(326,701)	240,795	158,824

Net income (loss) per share – basic	2.12	2.00	(1.40)	1.05	0.71

Net income (loss) per share – diluted	2.10	1.99	(1.40)	1.04	0.70

Weighted average number of common shares outstanding – basic	241,508,347	236,933,791	233,251,255	230,251,876	223,736,595

Weighted average number of common shares outstanding – diluted	243,072,085	238,229,593	233,251,255	232,460,918	225,753,589

Cash dividends declared per common share	0.95	0.55	0.44	0.41	0.36

Balance Sheet Data (at end of period)

Property, plant and mine development	7,325,418	7,003,665	6,234,302	5,626,552	5,106,036

Total assets	9,614,755	8,789,885	7,852,843	7,865,601	7,107,951

Long-term debt	1,565,241	1,724,108	1,721,308	1,371,851	1,072,790

Reclamation provision	667,053	439,801	380,747	345,268	265,308

Net assets	5,683,213	5,111,514	4,550,012	4,946,991	4,492,474

Common shares	5,751,479	5,589,352	5,362,169	5,288,432	4,987,694

Shareholders' equity	5,683,213	5,111,514	4,550,012	4,946,991	4,492,474

Total common shares outstanding	242,884,314	239,619,035	234,458,597	232,250,441	224,965,140

AGNICO EAGLE        1
ANNUAL INFORMATION FORM

GLOSSARY OF SELECTED MINING TERMS

"alteration"
Any physical or chemical change in the mineral composition of a rock subsequent to its formation, generally produced by weathering or hydrothermal solutions. Milder and more localized than metamorphism.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"assay"	To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.
"bedrock"	Solid rock exposed at the surface of the Earth or overlain by unconsolidated material, weathered rock or soil.
"brecciated"	A rock in which angular rock fragments are surrounded by a mass of fine-grained minerals.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"by-product"	A secondary metal or mineral product recovered from the processing of rock.
"carbon-in-leach" or "CIL"
A precious metals recovery step in the mill. Gold and silver are leached from the ground ore and at the same time adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals.
"carbon-in-pulp" or "CIP"
A precious metals recovery step in the mill. After gold and silver have been leached from ground ore, they are adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.
"chalcopyrite"	A sulphide mineral of copper and iron.
"concentrate"	The clean product recovered by froth flotation in the plant.
"conglomerate"	A coarse-grained sedimentary rock composed of rounded fragments set in a fine-grained cemented matrix.
"contact"	A plane or irregular surface between two types or ages of rock.
"counter-current decantation"
The clarification of washery water and the concentration of tailings by the use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed and clear water that is reused in the circuit.
"crosscut"	An underground passage driven from a shaft, ramp or drift towards the ore, at (or near) right angles to the strike of a vein or other orebody.
"cut-off grade"	The minimum metal grade in an ore that can be mined economically.
"cyanidation"
A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving (leaching) it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors (heap leach).
"deposit"	A natural occurrence of mineral or mineral aggregate, in such quantity and quality to invite exploitation.

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           ANNUAL INFORMATION FORM

"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"diamond drill"
A drilling machine with a rotating, hollow, diamond-studded bit that cuts a circular channel around a core, which can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.
"dilution"	The contamination of ore with barren wall rock in stoping, increasing tonnage mined and lowering the overall ore grade.
"dip"	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
"disseminated"
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.
"dore"	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
"drift"	A horizontal opening in or near an orebody and parallel to the long dimension of the orebody, as opposed to a crosscut that crosses the orebody.
"ductile"	Of rock, able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.
"dyke"	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
"electrowinning"	An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates.
"envelope"	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.
"fault"
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.
"feasibility study"
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, together with any other relevant operational factors and a detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
"felsic"	A term used to describe light-coloured rocks containing feldspar, feldspathoids and silica.
"flotation"
The method of mineral separation in which a froth created by a variety of reagents floats some finely crushed minerals, whereas other minerals sink. The metal-rich flotation concentrate is then skimmed off the surface.

AGNICO EAGLE        3
ANNUAL INFORMATION FORM

"foliation"	A general term for a planar arrangement of features in any type of rock, especially the planar structure that results in a metamorphic rock.
"footwall"	The rock beneath an inclined vein or ore deposit (opposite of a hanging wall).
"fracture"	Any break in a rock, whether or not it causes displacement, due to mechanical failure by stress; includes cracks, joints and faults.
"free gold"	Gold not combined with other substances.
"glacial till"	Dominantly unsorted and unstratified, unconsolidated rock debris, deposited directly by and underneath a glacier.
"grade"	The relative quantity or the percentage of metal content of an orebody (e.g., grams of gold per tonne of rock or percent copper).
"greenstone belt"	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
"hanging wall"	The rock on the upper side of a vein or ore deposit.
"hydrothermal alteration"	Alteration of rocks or minerals by reaction with hydrothermal (magmatic) fluids.
"igneous rock"	Rock formed by the solidification of molten material that originated within the Earth.
"indicated mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"inferred mineral resource"
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be upgraded to a higher category. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lava, which is extruded upon the Earth's surface.
"iron formation"	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert.
"leaching"	A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals.

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           ANNUAL INFORMATION FORM

"lens"	A geological deposit that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lode"	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
"longitudinal retreat"	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"mafic"	Igneous rocks composed mostly of dark, iron- and magnesium-rich silicate minerals.
"massive"
Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.
"matrix"	The fine-grained rock material in which a larger mineral is embedded.
"measured mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"Merrill-Crowe process"
A separation technique for removing gold from a cyanide solution. The solution is separated from the ore by methods such as filtration and counter-current decantation, and then the gold is precipitated onto zinc dust. Silver and copper may also precipitate. The precipitate is filtered to capture the gold slimes, which are further refined (e.g., by smelting, to remove the zinc and by treating with nitric acid to dissolve the silver).
"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"mill"	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted; also a revolving drum used for the grinding of ore in preparation for treatment.
"mineral reserve"
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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"mineral resource"
A concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any part or all of the mineral deposits in any category of resources will ever be converted into mineral reserves.
"muck"	Finely blasted rock (ore or waste) underground.
"net smelter return royalty"
A royalty payment made by a producer of metals based on the proceeds from the sale of mineral products after deducting off-site processing and distribution costs including smelting, refining, transportation and insurance costs.
"ounce"	A measurement of weight, especially used for gold, silver and platinum group metals. 1 troy ounce = 31.1035 grams.
"outcrop"	The part of a rock formation that appears at the surface of the Earth.
"oxidation"	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
"plunge"	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
"polydeformed"	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
"porphyritic"	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
"porphyry"	Any igneous rock in which relatively large crystals are set in a fine-grained groundmass.
"preliminary feasibility study" or "pre-feasibility study"
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) is established, and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"pressure oxidation"
A process by which sulphide minerals are oxidized in order to expose gold that is encapsulated in the mineral lattice. The main component of a pressure oxidation circuit consists of a pressurized vessel (autoclave) where the oxygen level, process temperature and acidity are the primary control parameters.
"probable mineral reserve"	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.
"proven mineral reserve"	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.
"pyrite"	A yellow iron sulphide mineral, FeS2, normally of little value. It is sometimes referred to as "fool's gold".
"recovery"	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

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"rock burst"	A sudden and often violent breaking of a mass of rock from the walls of a mine, caused by failure of highly stressed rock and the rapid release of accumulated strain energy.
"sandstone"	A sedimentary rock consisting of grains of sand cemented together.
"schist"
A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it, such as mica or hornblende.
"sedimentary rocks"	Rocks resulting from the consolidation of loose sediment that has accumulated in layers. Examples are limestone, shale and sandstone.
"semi-autogenous grinding" or "SAG"	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing metamorphic structures such as cleavage and schistosity.
"shear zone"	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear stress. Such an area is often mineralized by ore-forming solutions.
"slurry"	Fine rock particles in circulating water in a treatment plant.
"stope"	1. Any excavation in a mine, other than development workings, made for the purpose of extracting ore.
2. To excavate ore in an underground mine.
"strike"	The direction, or bearing from true north, of a horizontal line on a vein or rock formation at right angles to the dip.
"stringers"	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
"sulphide"	A mineral characterized by the linkage of sulphur with a metal, such as pyrite, FeS2.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke.
"tailings"	Material discharged from a mill after the economically and technically recoverable valuable minerals have been extracted.
"tailings dam" or "tailings impoundment" or "tailings pond"
Area closed at the lower end by a constraining wall or dam to which tailings are sent, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is returned to the mill or discharged into the local watershed.
"tenement"	The right to enter, develop and work a mineral deposit. Includes a mining claim or a mining lease. A synonym of mineral title.
"thickener"	A vessel for reducing the proportion of water in a pulp by means of sedimentation.
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds = 1.1 tons.

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"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"trench"	A narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure for sampling or observation.
"vein"	A mineral filling of a fault or other fracture in a host rock.
"wacke"	A "dirty" sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
"winze"	An internal mine shaft.
"Zadra elution circuit"	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
"zone"	An area of distinct mineralization (i.e., a deposit).

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CORPORATE STRUCTURE

Agnico Eagle Mines Limited is a corporation organized under the Business Corporations Act (Ontario). The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited" and changed its name to Agnico Mines Limited on October 25, 1957. Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

Since 1972, several corporate alterations have taken place. On August 22, 1972, the Company's articles were amended to permit the Company to: (i) borrow money on the credit of the Company, (ii) issue, sell or pledge debt obligations and (iii) charge, mortgage or pledge the Company's property. On June 27, 1980, Articles of Amendment were filed to allow the Company to use the name "Mines Agnico-Eagle Limitée". On July 5, 1984, the Company's articles were amended to delete all of the objects of the Company listed and specify that no restrictions apply to the business or powers that the Company may exercise. On July 3, 1986, Articles of Amendment were filed to set the minimum number of directors of the Company at five and the maximum at nine. On July 29, 1988, the Company's articles were amended to provide that the Company is authorized to issue an unlimited number of shares.

On December 31, 1992, the Company amalgamated with Lucky Eagle Mines Limited. On June 30, 1993, the maximum number of directors of the Company was increased from nine to 12. On January 1, 1996, the Company amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, the Company amalgamated with Mentor Exploration and Development Co. On July 12, 2002, the name of the Company was changed to "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée". On August 1, 2007, the Company amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On May 4, 2010, the maximum number of directors of the Company was increased from 12 to 15.

On January 1, 2011, the Company amalgamated with 1816276 Ontario Inc. (the ultimate successor entity to Comaplex Minerals Corp.). On January 1, 2013, the Company amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Québec Inc.). On April 26, 2013, Articles of Amendment were filed to eliminate the hyphen between "Agnico" and "Eagle" and the official name of the Company became "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée". On January 1, 2020, the Company amalgamated with 2421451 Ontario Inc, which had previously been part of the holding structure through which the Company held its interest in the Canadian Malartic mine.

The Company's head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: www.agnicoeagle.com. The information contained on the Company's website (or any other website referred to herein) is not part of this AIF. The Company's principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.

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The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other entities, together with the jurisdiction of organization of the Company and each such subsidiary or entity as at March 22, 2021 (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated).

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DESCRIPTION OF THE BUSINESS

The Company is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia.

The Company's strategy is to deliver high quality growth while maintaining high performance standards in health, safety, environmental matters and social acceptability; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential.

The following table sets out the date of acquisition, the date of commencement of construction, the date of achieving commercial production and the estimated mine life for the Company's operating mines.

	Date of Acquisition(1)	Date of Commencement of Construction(1)	Date of achieving Commercial Production(1)	Estimated Mine Life(2)

LaRonde mine	1992	1985	1988	2030

LaRonde Zone 5 mine	2003	2017	June 2018	2029

Goldex mine(3)	December 1993	July 2012	October 2013	2030

Canadian Malartic mine	June 2014	n/a	n/a	2028

Kittila mine	November 2005	June 2006	May 2009	2034

Meadowbank Complex	April 2007	Pre-April 2007	March 2010	2026

Meliadine mine	July 2010	2017	May 2019	2032

Pinos Altos mine	March 2006	August 2007	November 2009	2026

La India mine	November 2011	September 2012	February 2014	2023

Hope Bay mine(4)	February 2021	n/a	n/a	–

Notes:

(1)
Date when 100% ownership was acquired, other than in respect of the Canadian Malartic mine, which is the date when 50% ownership was acquired. At the time the Canadian Malartic mine was acquired, construction was complete and commercial production had been achieved in May 2011. At the time the Hope Bay mine mine was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

(2)
Estimated end date for gold production based on the Company's current life of mine plans. The estimated mine life at the Meadowbank Complex includes production from the Amaruq satellite deposit at Meadowbank. Commercial production at the Amaruq satellite deposit at Meadowbank was achieved in September 2019. The estimated mine life at the Canadian Malartic mine does not include production from the Odyssey project. See "General Development Of The Business – 2021".

(3)
Construction of infrastructure for purposes of mining the Goldex Extension Zone (the "GEZ") commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ have been suspended since October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine.

(4)
The Company acquired 100% ownership of the Hope Bay mine on February 2, 2021. Hope Bay consists of three known gold deposits: Doris, Madrid and Boston. At the date of this AIF, the Company continues to evaluate the estimated mine life for the Hope Bay mine. See "General Development Of The Business – 2021".

In 2020, the Company produced 1,736,568 ounces of gold (including 36,416 ounces of pre-commercial production of gold from the V Zone, Tiriganiaq open pit and Barnat pit at Canadian Malartic) at production costs per ounce of gold of $838, total cash costs per ounce of gold of $775 and at all-in sustaining costs per ounce of $1,051. For 2021, the Company expects to produce approximately 2.05 million ounces of gold at total cash costs per ounce of gold between $700 and $750 and at all-in sustaining costs per ounce between $950 and $1,000. See "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-GAAP measures total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2018

On February 27, 2018, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033. The notes were issued on April 5, 2018. For additional details see "Material Contracts – Note Purchase Agreements" below.

On March 28, 2018, the Company acquired Yamana Gold Inc.'s ("Yamana") indirect 50% interest in the Canadian exploration assets of Canadian Malartic Corporation ("CMC"), including the Kirkland Lake and Hammond Reef gold projects and additional mining claims and assets located in Ontario and Quebec (the "CMC Assets"). Pursuant to the transaction, the Company acquired all of Yamana's indirect 50% interest in the CMC Assets, giving the Company 100% ownership of the CMC Assets. The effective purchase price, after the distribution of the sale proceeds by CMC to its shareholders, was $162.5 million in cash.

On December 14, 2018, the Company amended and restated its credit facility with a group of financial institutions in respect of its $1.2 billion unsecured revolving bank credit facility. For additional details see "Material Contracts – Credit Facility" below.

The following table sets out the Company's capital expenditures in 2018.

	2018 Capital Expenditures (thousands of $)

	Sustaining	Development	Capitalized Exploration- Sustaining

LaRonde	66,242	10,174	1,072
LaRonde Zone 5	3,058	21,418	–
Canadian Malartic	46,419	31,973	4,441
Meadowbank	14,876	–	–
Amaruq deposit at Meadowbank	–	187,477	–
Kittila	47,108	119,373	7,223
Goldex	20,165	31,380	1,312
Lapa	–	–	–
Pinos Altos	34,834	5,227	236
Creston Mascota deposit at Pinos Altos	3,511	15,333	656
La India	6,672	1,852	673
Meliadine	–	388,736	–
Other	–	2,918	217

Total Expenditures	242,885	815,861	15,830

2019

The Meliadine mine and the Amaruq satellite deposit at Meadowbank achieved commercial production in May 2019 and September 2019, respectively.

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The following table sets out the Company's capital expenditures for 2019.

	2019 Capital Expenditures (thousands of $)

	Sustaining	Development	Capitalized Exploration- Sustaining

LaRonde	71,086	20,011	1,079
LaRonde Zone 5	6,207	2,770	–
Canadian Malartic	45,522	37,171	358
Meadowbank Complex	18,801	174,886	–
Amaruq Underground project	–	38,380	–
Meliadine	27,724	91,554	3,213
Kittila	70,147	101,597	8,035
Goldex	22,711	21,223	–
Pinos Altos	27,568	13,861	530
Creston Mascota	–	–	–
La India	10,203	4,516	648
Other	–	4,713	314

Total Expenditures	299,969	510,682	14,177

2020

On March 24, 2020, the Company announced that, in response to an order by the Government of Quebec issued on March 23, 2020 (the "Quebec Order") to close all non-essential businesses, the Company would take steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) in an orderly fashion while ensuring the safety of employees and the sustainability of the infrastructure. The Quebec Order was part of the Quebec government's response to the COVID-19 pandemic. In addition, the Company reduced activities at the Meliadine and Meadowbank mining operations in Nunavut, which are fly-in/fly-out mining operations, serviced out of Mirabel and Val d'Or, Quebec. Exploration activities in Canada were also suspended during this period. On March 24, 2020, with the reduced production activity at the Quebec and Nunavut operations, together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 pandemic and the measures taken to contain the outbreak, the Company withdrew its full year 2020 production and cash costs guidance. On April 2, 2020, as a result of a decree by the Government of Mexico that all non-essential businesses suspend operations until April 30, 2020, the Company suspended mining operations at the Company's Pinos Altos mine, Creston Mascota mine and La India mine. As a result, in the second quarter of 2020, operations at seven of the Company's eight mines were suspended or reduced. See "Impact of COVID-19 on the Company's Business and Operations" in the Annual MD&A for a discussion of the impact of the COVID-19 pandemic on the Company's business and operations.

On April 7, 2020, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032. For additional details see "Material Contracts – Note Purchase Agreements" below.

On April 30, 2020, the Company released updated full year 2020 production and cash costs guidance, including gold production guidance of 1.63 to 1.73 million ounces of gold and total cash costs per ounce and AISC per ounce guidance of $740 to $790 and $1,025 to $1,075, respectively. On July 29, 2020, the Company updated the range of its full year 2020 production guidance to between 1.68 and 1.73 million ounces of gold; other guidance remained unchanged

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The following table sets out the Company's capital expenditures for 2020.

	2020 Capital Expenditures (thousands of $)

			Capitalized Exploration
	Sustaining	Development	Sustaining	Non-Sustaining

LaRonde Complex	84,119	35,887	1,626	–
Canadian Malartic (50%)*	52,482	3,317	–	–
Meadowbank Complex	55,450	75,357	364	2,107
Amaruq Underground project	–	27,145	–	–
Meliadine*	39,966	84,289	1,526	3,851
Kittila	33,155	163,139	6,788	324
Goldex	20,679	11,247	3,339	1,776
Pinos Altos	23,871	3,730	371	–
La India	12,736	8,927	1,044	–
Other	–	14,723	–	141

Total Expenditures	322,458	427,761	15,058	8,199

*
2020 capital expenditures relating to the Barnat deposit at the Canadian Malartic mine, the V zone at the Meadowbank Complex and the Tiriganiaq open pit at the Meliadine mine incorporate pre-commercial production gold ounces of 18,930, 10,995 and 6,491 ounces of gold, respectively.

2021

On February 2, 2021, the Company acquired all of the issued and outstanding common shares of TMAC Resources Inc. ("TMAC") pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario). At the time, TMAC was a Canadian based gold mining company that was listed on the Toronto Stock Exchange ("TSX") and held a 100% interest in the Hope Bay mine in Nunavut. Under the terms of the arrangement, each shareholder of TMAC received C$2.20 in cash. In connection with the acquisition of TMAC, the Company also repaid approximately $134 million of outstanding debt owed by TMAC. The change of control of TMAC triggered a one-time option to buy-back a 1.5% net smelter return royalty on Hope Bay from Maverix Metals Inc. for $50 million, which was exercised.

In February 2021, underground mining and development programs were approved at the Amaruq underground project and the Odyssey project at Canadian Malartic.

The following table sets out the Company's expected capital expenditures for 2021.

	2021 Capital Expenditures* (thousands of $)

			Capitalized Exploration
	Sustaining	Development	Sustaining	Non-sustaining

LaRonde Complex	$95,300	$51,700	$2,000	$–
Canadian Malartic mine (50%)	71,500	61,900	–	11,900
Goldex mine	18,100	19,200	3,600	2,100
Kittila mine	40,300	61,700	7,300	4,000
Meadowbank Complex	40,400	5,750	–	4,900
Amaruq Underground project	–	98,950	–	–
Meliadine mine**	46,100	64,800	3,100	5,200
Pinos Altos mine	28,100	26,600	500	–
La India mine	7,000	16,400	–	–
Other	4,600	–	–	–

Total Capital Expenditures	$351,400	$407,000	$16,500	$28,100

*
Estimated 2021 capital expenditures exclude capital expenditures at Hope Bay.

**
2021 forecast capital expenditures relating to the Tiriganiaq open pit at the Meliadine mine incorporate anticipated pre-production gold ounces of 29,000.

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Pre-2018

In 1974, the Company acquired its initial interest in the LaRonde property through an indirect investment in Dumagami Mines Limited ("Dumagami"). The Company acquired 100% of the outstanding shares of Dumagami on December 19, 1989 and, on December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to the Company and subsequently dissolved.

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"). At that time, Riddarhyttan was a Swedish precious and base metals exploration and development company that was listed on the Stockholm Stock Exchange and whose primary asset was the Kittila property. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not then own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. On March 28, 2011, Riddarhyttan was merged with Agnico Eagle AB and Agnico Eagle Sweden AB, with Agnico Eagle Sweden AB as the continuing entity.

In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos property in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 common shares of the Company.

In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. ("Cumberland") not then owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the TSX and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued an aggregate of 13,768,510 of its common shares and paid $9.6 million in cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

In April 2010, the Company entered into an agreement in principle with Comaplex Minerals Corp. ("Comaplex") to acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex was listed on the TSX and owned a 100% interest in the advanced stage Meliadine gold property. In May 2010, the Company executed definitive agreements with Comaplex and, in July 2010 by plan of arrangement under the Business Corporations Act (Alberta), the Company acquired 100% of the Meliadine gold property through the acquisition of Comaplex. Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project. In connection with the arrangement, the Company issued 10,210,848 of its common shares as consideration to Comaplex shareholders.

In September 2011, the Company entered into an acquisition agreement with Grayd Resource Corporation ("Grayd") pursuant to which the Company made an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd was a Canadian-based natural resource company that was listed on the TSX Venture Exchange (the "TSX-V") and held a 100% interest in the La India property. In October 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented, and, in November 2011, acquired approximately 95% of the outstanding common shares of Grayd. In January 2012, the Company completed a compulsory acquisition of the remaining outstanding common shares of Grayd and Grayd became a wholly-owned subsidiary of the Company. In aggregate, the Company issued 1,319,418 of its common shares and paid C$179.7 million in cash as consideration to Grayd shareholders in connection with the transaction.

In May 2013, the Company acquired all of the issued and outstanding common shares of Urastar Gold Corp. ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Urastar was a Canadian-based gold exploration company that was listed on the TSX-V and held a 100% interest in certain mining properties in Sonora, Mexico. Under the terms of the arrangement, each shareholder of Urastar received C$0.25 per common share and holders of unexercised in-the-money warrants of Urastar received C$0.15 per warrant. In aggregate, the Company paid $10.1 million in cash to Urastar shareholders and warrantholders in connection with the transaction.

On June 16, 2014, the Company and Yamana jointly acquired 100% of the outstanding shares of Osisko Mining Corporation ("Osisko") pursuant to a court-approved plan of arrangement under the Canada Business Corporations

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Act (the "Osisko Arrangement") for aggregate consideration of approximately C$3.9 billion, consisting of approximately C$1.0 billion in cash and a combination of common shares of the Company, common shares of Yamana and shares of Osisko Gold Royalties Ltd ("New Osisko"), the newly formed spin-off company that commenced trading on the TSX immediately following the Osisko Arrangement. At the time, Osisko was a Canadian based producing gold mining company that was listed on the TSX. Osisko was 100% owner of the Canadian Malartic mine in the Abitibi region of Quebec. Under the Osisko Arrangement, each Osisko share was exchanged for: (i) C$2.09 in cash (C$1.045 per share from each of the Company and Yamana); (ii) 0.07264 of a common share of the Company; (iii) 0.26471 of a common share of Yamana; and (iv) 0.1 of one common share of New Osisko.

In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic mine in Quebec were transferred to Canadian Malartic GP (the "Partnership"), a newly formed general partnership in which the Company and Yamana each own an indirect 50% interest. The Company and Yamana formed a joint management committee to operate the Canadian Malartic mine. On June 17, 2014, Osisko and the acquisition corporation formed by the Company and Yamana to acquire Osisko amalgamated to form CMC in which Agnico and Yamana each hold a 50% interest.

In November 2014, the Company acquired all of the issued and outstanding common shares of Cayden Resources Inc. ("Cayden") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Cayden was a Canadian based gold exploration company that was listed on the TSX-V and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco and Guerrero, Mexico, including the El Barqueno property. Under the terms of the arrangement, each shareholder of Cayden received 0.09 of a common share of the Company and C$0.01 in cash.

In June 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro") pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. At the time, Soltoro was a Canadian based gold exploration company that was listed on the TSX-V and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco, Mexico, including the El Rayo property (which is contiguous with the Company's El Barqueno property). Under the terms of the arrangement, each shareholder of Soltoro received 0.00793 of a common share of the Company, C$0.01 in cash and one common share of a newly formed Ontario company named Palamina Corp. valued at C$0.02 per share.

In June 2015, the Company acquired from Orex Minerals Inc. ("Orex") 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn"), which holds the Barsele project in northern Sweden. Consideration for the acquisition was comprised of $6 million paid to Orex at closing and additional payments of $2 million in cash made to Orex on each of the first and second anniversaries of the closing. The Company also agreed to incur $7 million in exploration expenditures associated with the Barsele project, and may earn an additional 15.0% interest in Gunnarn if the Company completes a pre-feasibility study related to the Barsele project. The Company holds a majority of the seats on the board of directors of Gunnarn and is the sole operator of the Barsele project.

In November 2017, the Company acquired the Santa Gertrudis gold project from GoGold Resources Inc. for cash consideration of approximately $80 million and the granting of a 2% net smelter return royalty to GoGold Resources Inc. Half of the net smelter return royalty granted may be repurchased by the Company at any time for $7.5 million. The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

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OPERATIONS AND PRODUCTION

Business Units and Foreign Operations

The Company operates through three business units: Northern Business, Southern Business and Exploration.

The Company's Northern Business is comprised of the Company's operations in Canada and Finland. The Company's Canadian properties include (i) a directly held, 100% interest in each of the LaRonde Complex (which includes the LaRonde mine and the LaRonde Zone 5 mine), the Goldex mine, the Meadowbank Complex (which includes the processing facilities at the Meadowbank minesite and mining operations at the Amaruq satellite deposit) and the Meliadine mine, (ii) an indirectly held 100% interest in the Hope Bay mine, and (iii) a 50% interest in the Canadian Malartic Mine (which is held indirectly through the Partnership, which is held both directly and indirectly though the Company's 50% interest in CMC). The Company's operations in Finland are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine. In 2020, the Northern Business accounted for approximately 86% of the Company's gold production.

The Company's Southern Business is comprised of the Company's operations in Mexico. The Company's Pinos Altos mine, including the Creston Mascota deposit, is held through its indirect subsidiary, Agnico Eagle Mexico, S.A. de C.V. The La India mine is owned by the Company's indirect subsidiary, Agnico Sonora, S.A. de C.V. In 2020, the Southern Business accounted for approximately 14% of the Company's gold production.

The Company's Exploration group focuses primarily on the identification of new mineral reserves and mineral resources and new development opportunities in politically stable and proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during 2020 in these regions where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 78 properties in Canada, five properties in the United States, three groups of properties in Finland, two properties in Sweden and 20 properties in Mexico. Exploration activities are managed from offices in: Val-d'Or, Quebec; Kirkland Lake, Ontario; Reno, Nevada; Chihuahua and Hermosillo, Mexico; Kittila, Finland; and Storuman, Sweden.

For the purposes of this AIF, the Company has identified its LaRonde Complex, Canadian Malartic mine, Kittila mine, Meadowbank Complex and Meliadine mine as material properties.

Northern Business

LaRonde Complex

The LaRonde Complex is situated approximately halfway between Rouyn-Noranda and Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac and consists of the LaRonde mine and the LaRonde Zone 5 mine. At December 31, 2020, the LaRonde Complex was estimated to have proven and probable mineral reserves containing approximately 3.8 million ounces of gold comprised of 26.9 million tonnes of ore grading 4.36 grams per tonne. The LaRonde Complex consists of the LaRonde property and the adjacent El Coco, Terrex and Bousquet properties, each of which is 100% owned and operated by the Company. The LaRonde Complex can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, each of which are located approximately 60 kilometres from the LaRonde mine via Quebec provincial highway No. 117. The LaRonde mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine. The Company first acquired an interest in the LaRonde property in 1974 through an indirect investment in Dumagami.

The LaRonde mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The LaRonde property consists of 36 contiguous mining claims and one provincial mining lease. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease. The Terrex property consists of 21 mining claims and one provincial mining lease. The mining leases on the LaRonde, El Coco and Terrex properties expire in 2028, 2021 and 2034, respectively. Each lease is renewable for three further ten-year terms upon payment of a small fee, other than the LaRonde lease, which is eligible for one additional ten-year term. The Company also has three surface rights leases that relate to the waterline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

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Location Map of the LaRonde Complex (as at December 31, 2020)

The LaRonde mine includes underground operations at the LaRonde, Bousquet, El Coco and Terrex properties that can all be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty in favour of Delfer Gold Mines Inc. The Company does not expect to pay royalties in respect of this part of the property in 2021. In 2020, 97% of the ore processed from the LaRonde mine was extracted from the deeper portion of the LaRonde mine (that is, below Level 245) or the "LaRonde mine extension". In 2021, the Company anticipates that approximately 99.5% of the ore processed will be from this deeper part of the mine.

The LaRonde Zone 5 mine, an underground operation accessed via ramp, is adjacent to the LaRonde mine and shares certain infrastructure with the LaRonde mine. Commercial production at the LaRonde Zone 5 mine was achieved on June 1, 2018. The mining method is similar to that currently employed at the LaRonde and Goldex mines (long hole stoping, with cemented paste backfill) and ore is processed in the Lapa mine circuit at the LaRonde processing plant.

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Map of the Abitibi region showing the location of the LaRonde, LaRonde Zone 5, Lapa, Goldex and Canadian Malartic mines

Mining and Milling Facilities

Surface Plan of the LaRonde Complex (as at December 31, 2020)

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The LaRonde mine was originally developed with a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 220 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres depth). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7.

In 2006, the Company initiated construction of the LaRonde mine extension. Hoisting from this deeper part of the LaRonde mine began in the fourth quarter of 2011 and commercial production from the LaRonde mine extension was achieved in November 2011. Access to the deeper part of the LaRonde mine is provided through a 823-metre internal shaft (Shaft #4) completed in November 2009 that starts from Level 203, for a total depth of 2,858 metres below the surface. A ramp is used to access the lower part of the orebody down to 3,170 metres below the surface. An internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below the surface, where it is transferred to the Penna Shaft hoist.

Production from the LaRonde mine extension continues to move towards anticipated steady-state levels. Many of the delays encountered during 2020 were related to seismicity, as some areas of the mine were under periodic closure to mitigate seismicity risk which resulted in development delays. The Company expects the levels of seismicity to continue to evolve and the Company continues to adjust the mining methods, ground support, protocols and monitoring to adapt to the evolving levels. As the Company mines deeper at LaRonde, the risks of more frequent and larger seismic events increase. As a result, the Company is studying various design approaches to mining at LaRonde 3 (that portion of the mine located below a depth of 3.1 kilometres).

In 2020, the Company began construction of a new cooling plant at level 308 and new exhaust booster fans at level 275, both of which are expected to be commissioned in 2021.

The Company's operations at the LaRonde Zone 5 mine go to a depth of 300 metres below surface. Mineral reserves at the LaRonde Zone 5 mine extend down to 650 metres below surface. Ore is hauled to the surface with a fleet of trucks. The mine relies heavily on automation between shifts when personnel are not underground to increase productivity. The LaRonde Zone 5 mine shares infrastructure with the LaRonde mine but also requires limited dedicated infrastructure, including a backfill plant.

Mining Methods

The primary source of ore at the LaRonde Complex continues to be from underground mining methods. During 2020, two mining methods were used: longitudinal retreat with cemented paste backfill and transverse open stoping with paste or unconsolidated rockfill. In addition, to address concerns regarding the frequency and intensity of seismic events encountered at the lower levels of the LaRonde mine, a hybrid of these two methods has been used. In the underground mine, sublevels are driven at between 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre wide panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with cemented paste backfill. In the transverse open stoping method, approximately 50% of the ore is mined in the first pass and filled with cemented paste backfill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock backfill or cemented paste backfill. During 2020, the LaRonde mine processed an average of 4,698 tonnes of ore per day and the LaRonde Zone 5 mine processed an average of 2,645 tonnes of ore per day.

The Company's operations at the LaRonde mine reach more than three kilometres below the surface. There are very few resources available to model the geomechanical conditions at this depth, where operations are subject to high stress levels and seismic activity. The Company conducts periodic technical reviews of its operations at these levels using consultants with experience in deep mining and has established an expert committee that meets periodically. The Company uses the results of these technical reviews and the advice of the expert committee to adapt best mining practices and adjust the mining sequence for its operations at these depths. The Company believes that the experience it has gained mining at those levels has provided a successful model for future mining at depth. The Company has developed what it believes to be one of the largest seismic monitoring systems in the world with respect to mining activities to manage the seismicity on site, which allows the Company to monitor, and when appropriate apply, proactive non-entry protocols to the mine with round-the-clock availability from the engineering department to respond to any seismic activity that is detected, as well as a comprehensive alarm system. In addition,

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the Company has located the infrastructure of the LaRonde mine (including the shaft and the processing facilities) in areas that it believes to be of greater stability.

Surface Facilities

Surface facilities at the LaRonde mine include a processing plant with a daily capacity of 7,000 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. The LaRonde mine is also the site for the Lapa mine ore processing plant (2,000 tonnes per day), which was commissioned in the second quarter of 2009 and is now used to process ore from the LaRonde Zone 5 mine.

The ore from the LaRonde mine requires a series of grinding, copper/lead flotation, zinc flotation and zinc tails precious metals leaching circuits, now followed by CIP recovery. A copper flotation circuit is utilized to improve total gold recovery. Based on laboratory tests and processing experience, increased gold recovery is obtained with the combination of copper flotation and leaching. Zinc flotation is operated periodically based on the zinc feed grade and the anticipated net smelter revenue. Paste backfill and cyanide destruction plants operate intermittently based on underground requirements. A second paste backfill plant was commissioned in 2018 to feed the LaRonde Zone 5 mine. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant addresses the presence of thiocyanate in the tailings ponds at the LaRonde mine. The plant uses bacteria to oxidize and destroy thiocyanate in the water and removes phosphate prior to its release to the environment.

The LaRonde Zone 5 mine processing plant (previously used to process ore from Lapa) consists of a two-stage grinding circuit to reduce the granularity of the ore. The pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck. The material is sent to the LaRonde leaching/CIP circuit for gold recovery along with LaRonde residual pulp.

Production and Mineral Recoveries

During 2020, the LaRonde Complex had payable production of 349,913 ounces of gold, 672,475 ounces of silver, 6,259 tonnes of zinc and 3,069 tonnes of copper from 2.7 million tonnes of ore grading 4.29 grams of gold per tonne and 16.19 grams of silver per tonne, 0.57% zinc and 0.22% copper. The production costs per ounce of gold produced at LaRonde in 2020 were $622. The total cash costs per ounce of gold produced at LaRonde in 2020 were $517 on a by-product basis and were $664 on a co-product basis. The LaRonde processing facility averaged 7,306 tonnes of ore per day and operated 84.4% of available time (including downtime related to the COVID-19 pandemic). Gold and silver recovery averaged 95.01% and 85.53%, respectively. Zinc recovery averaged 75.78% with a concentrate quality of 53.83% zinc. Copper recovery averaged 84.03% with a concentrate quality of 19.38% copper. In 2020, the production costs per tonne at LaRonde were C$109 and the minesite costs per tonne were C$105.

The following table sets out the metal recoveries and concentrate grades at the LaRonde Complex in 2020.

		Copper Concentrate (16,792 tonnes produced)		Zinc Concentrate (13,682 tonnes produced)

	Head Grades	Grade	Recovery	Grade	Recovery	Overall Metal Recoveries	Payable Production

Gold	4.29 g/t	394 g/t	70.23%	21.2 g/t	3.04%	95.01%	349,913 oz

Silver	16.19 g/t	748 g/t	45.48%	154.4 g/t	6.99%	85.53%	672,475 oz

Copper	0.22%	19.38%	84.03%	–%	–%	84.03%	3,069 t

Zinc	0.57%	2.47%	4.27%	53.83%	75.78%	75.78%	6,259 t

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Annual production at the LaRonde Complex in 2021 is expected to be approximately 375,000 ounces of gold, 0.73 million ounces of silver, 3,269 tonnes of copper and 7,250 tonnes of zinc from 3.0 million tonnes of ore grading 4.15 grams of gold per tonne, 10.5 grams of silver per tonne, 0.14% copper and 0.36% zinc. The total cash costs per ounce of gold produced in 2021 on a by-product basis are expected to be $587, with estimated gold recovery at 94.9%, silver recovery of 74.4%, copper recovery of 77.8% and zinc recovery of 68.7%. Gold recovery at the LaRonde mine is distributed approximately as follows: 63.77% in the copper concentrate, 3.38% in the zinc concentrate and 27.8% via leaching. Minesite costs per tonne of C$110 are expected in 2021.

Environmental, Permitting and Social Matters

In 2020, the construction of water cell 5 (approximately 50 hectares) and a tailings filtration plant was initiated as part of the Tailings 2022 Project. The construction of these facilities required various permits (environment, natural resources, forest) and a surface lease. All permits were received as planned and construction is on-going. The first phase of the new water cell construction is expected to be completed by the end of 2021 and the entire project is expected to be completed by the end of 2022. The Tailings 2022 Project will provide the infrastructure required to manage the tailings produced during the current life of mine at LaRonde. Tailings are expected to transition to dry stacking from the current slurry storage beginning in the fourth quarter of 2022.

Currently, water is treated at various facilities at the LaRonde Complex. Water contained in tailings that is to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. Tailings entering the tailings pond are first decanted and the clear water is subjected to natural cyanide degradation. This water is then transferred to polishing pond #1 to undergo a secondary treatment at a plant located between polishing ponds #1 and #2 that uses a peroxy silicate process to destroy cyanide, and lime and coagulant (ferric sulphate) are used to precipitate metals in polishing pond #2. The tailings pond occupies an area of approximately 175 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored south of the tailings pond to be used to build cofferdams and berms inside the pond to increase storage capacity. In 2019, the most recent upstream raise was completed using this waste rock. An old waste rock pile located north of the mill contains approximately 100,000 tonnes of waste. This material will eventually be used at the tailings pond for final shaping prior to reclamation. At the LaRonde Zone 5 mine, a non-acid waste rock pile located north of pit #5 contains approximately 147,000 tonnes and occupies approximately 24 hectares. Reclamation of tailings and waste rock piles is included in the closure plan.

Due to the high sulphur content of the LaRonde mine ore, the Company addresses toxicity issues in the tailings pond water with the operation of a bacteria water treatment plant and the effluent has remained non-toxic since 2006. In addition, water from acid rock drainage around the processing facilities and the waste stockpile are treated at a high-density sludge lime treatment plant to remove metals. Part of this water is then pumped underground for LaRonde mine operations and the remaining water is directed to the final effluent for discharge.

In 2021, the Company will continue construction of the Tailings 2022 Project. In parallel, the Company will continue engineering activities for the transition of the tailings to dry-stack.

A dedicated community relations department at the LaRonde mine maintains an open channel of communications with the local communities of Cadillac and Preissac to better respond to local concerns with respect to traffic, noise, vibration and seismicity. Discussions are ongoing with First Nations communities in the region.

Capital Expenditures

Capital expenditures at the LaRonde Complex during 2020 were approximately $121.6 million, which included sustaining capital expenditures, deferred expenses, development capital expenditures related to Zone LR 11-3 and the drystack tailings facilities and capitalized exploration. Budgeted 2021 capital expenditures at the LaRonde Complex are $149.0 million, including capitalized exploration.

Development

At the LaRonde mine in 2020, 10.4 kilometres of lateral development was completed, focused on the preparation of the lower mine production horizon and permanent infrastructure such as the cooling plant and ventilation network. The development toward the LR11-3 area also continued. At the LaRonde Zone 5 mine, 5.5 kilometres of lateral development was completed in 2020. The focus of this development was the ramp downwards and development of levels for production.

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A total of 13.0 kilometres of lateral development is planned for the LaRonde mine in 2021. The focus of development remains the LaRonde mine extension and the development of the LR 11-3 area. A total of 7.0 kilometres of lateral development is planned at the LaRonde Zone 5 mine in 2021. The focus of this development is the ramp downwards to secure future production and development of existing levels for 2021 production.

Geology, Mineralization, Exploration and Drilling

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone, marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

The geology that underlies the LaRonde mine consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc and copper at the LaRonde mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood mine and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde mine westward to the Mouska gold mine.

Mineralization

The LaRonde deposit is a gold-rich volcanogenic massive sulphide deposit. LaRonde lenses were formed mainly by sulphide precipitation from hydrothermal fluids on the seafloor and by replacement below lenses. The stacking of the LaRonde lenses is the result of successive volcanic events, intercalated by cycles of hydrothermal activity associated with reactivation of synvolcanic faults.

The gold-bearing zones at the LaRonde mine are lenses of disseminated stringers through to massive aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40 million tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.

These historical relationships, which were noted at LaRonde Shaft #1's Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e., Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. The predominant base metal sulphides within the LaRonde mine are chalcopyrite (copper) and sphalerite (zinc).

The Company believes that Zone 20 North is one of the largest gold bearing massive sulphide mineralized zones in the world and one of the largest known mineralized zones in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and mineral resources at the LaRonde mine, including 13.9 million tonnes of proven and probable mineral reserves grading 6.36 g/t gold, representing 92% of the total proven and probable mineral reserves at the LaRonde mine, 3.5 million tonnes of indicated mineral resources grading 3.58 g/t gold, representing 70% of the total measured and indicated mineral resources at the LaRonde mine, and 3.7 million tonnes of inferred mineral resources grading 5.86 g/t gold, representing 58% of the total inferred mineral resources at the LaRonde mine.

Zone 20 North extends from 700 metres below surface to at least 3,700 metres below surface, and remains open at depth. With increased access on the lower levels of the mine (i.e., below Level 245 and from the internal shaft on levels 257 and 278), the transformation from a zinc/silver orebody to a gold/copper deposit was effectively completed in 2017. The development of the West mine area, between Levels 278 and 314, provided access to a new zinc/silver rich sector beginning at the end of 2017.

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Zone 20 North can be divided into an upper zinc/silver enriched gold poor zone and a lower gold/copper enriched zone. The zinc/silver zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold/copper zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc/silver zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold/copper zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper.

The LaRonde Zone 5 horizon consists of a four-to-30 metre thick horizon of disseminated to stringer sulphide mineralization containing 5% to 20% pyrite and traces of chalcopyrite with rare millimetre-wide grains of visible gold. The LaRonde Zone 5 horizon has a large geological footprint and has been estimated to contain a mass of more than 26 million tonnes. The LaRonde Zone 5 horizon can be followed over 900 metres of east-west strike length over the Bousquet property and another 400 metres on the Ellison property for a total strike length of 1,300 metres. LaRonde Zone 5 has been traced vertically for almost 1,000 metres showing a steep dip to the southwest. In an enlarged area of LaRonde Zone 5, there is gold enrichment near the margins of the economic envelope. LaRonde Zone 5 includes two high grade portions named Zone 5 Footwall and Zone 5 Hanging wall.

Exploration and Drilling

Massive sulphides were discovered in outcrop on the LaRonde property in 1937. Modern reconnaissance exploration began on the property in the 1960s, leading to Dumagami publishing in 1965 an initial, historic mineral resource estimate.

Diamond drilling is used for exploration on the LaRonde property. In 2020, 40 holes (10,124 metres) were drilled for definition (conversion) and 25 holes (11,782 metres) were drilled for exploration. Expenditures on drilling at the LaRonde mine during 2020 were C$2.6 million, including C$2.1 million in drilling expenses charged to capital costs at the LaRonde mine, and C$0.5 million expensed as exploration drilling. No exploration drilling was performed at the LaRonde Zone 5 mine in 2020.

The main focus of the 2020 exploration program was continuing the investigation and conversion of Zone 20 North at depth in both the West mine and East mine areas by extending drill targets down to 3.5 and 3.3 kilometres depth, and exploring the Zone 6 and 7 horizons at depth from the accesses developed toward the west on Levels 146 and 292 to 311. The conversion program also helped to identify a new zinc-rich area of Zone 20 North on the east fringe of LaRonde 3, named the 20N Zinc South Zone, which resulted in new inferred mineral resources at the end of 2020. Exploration also continued at the adjacent Bousquet property, where the Company is achieving strong operating results at the LaRonde Zone 5 mine and the Zone 11-3 area mine development. Exploration in 2020 targeted historic Bousquet zones, which are showing good potential between 2,000 and 3,000 metres depth. Compilation of historic data from the entire Bousquet property also continued.

The conversion program is expected to continue in 2021 and will investigate the possibility of extending indicated mineral resources down to 3.5 and 3.6 kilometres depth in the western and eastern portions of LaRonde 3, respectively, and on the 20N Zinc South Zone. Drilling into Zone 6, mainly from level 292, is continuing to reinforce the quality of inferred mineral resources down to 3.4 kilometres depth. In 2021, drilling in Zone 6 will continue to investigate the extent of the mineralization at depth and to the west. The Company is developing two new accesses towards the west on levels 215 and 290 which are expected to allow the investigation of historic Bousquet zones at depth from a closer range with better drilling angles. Rehabilitation work will also be completed on the exploration drift at level 9 of the Bousquet 2 mine to allow drilling in late 2021. At the LaRonde Zone 5 mine, exploration drilling is planned to convert inferred mineral resources to indicated mineral resources on the Ellison property and to investigate the Bousquet Zone 6 horizon.

Overall at the LaRonde Complex in 2021, the Company expects to spend $12.1 million on exploration ramp development and 16,500 metres of exploration drilling, as well as $2.0 million on 23,300 metres of definition (conversion) drilling.

Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the LaRonde mine at the end of 2020 was 3.0 million ounces (15.2 million tonnes of ore grading 6.12 g/t gold, 17.89 g/t silver, 0.26% copper and 0.76% zinc),

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which represents an increase of 96,000 contained ounces of gold from the end of 2019, after producing 288,239 ounces of gold (303,450 ounces in situ gold mined in 2020). The increase in mineral reserves is principally associated the review of the high grade capping at LaRonde which more than offset the ore mined during 2020. The mineral reserve gold grade increased from 6.02 g/t gold at the end of 2019 to 6.12 g/t gold at the end of 2020. Underground indicated mineral resources at the LaRonde mine increased by 72,000 contained ounces of gold to a total of 4.9 million tonnes grading 3.55 g/t gold, 21.39 g/t silver, 0.13% copper and 0.81% zinc, primarily due to the transfer of Zone 11-3 from LaRonde Zone 5 to LaRonde's indicated mineral resources. Underground inferred mineral resources at the LaRonde mine increased by 77,000 ounces of gold to a total of 6.4 million tonnes grading 4.54 g/t gold, 23.98 g/t silver, 0.27% copper and 1.96% zinc.

The combined amount of gold in proven and probable mineral reserves at the LaRonde Zone 5 mine at the end of 2020 was 0.8 million ounces (11.8 million tonnes of ore grading 2.08 g/t gold), which represents an increase of 102,000 contained ounces of gold from the end of 2019, after producing 61,674 ounces of gold (65,355 ounces in situ gold mined in 2020). The increase in mineral reserves is principally associated with the additional gold in mineral reserves in Zone 3 and Zone 5 down to level 65 at LaRonde Zone 5. The mineral reserve grade decreased from 2.30 g/t gold at the end of 2019 to 2.08 g/t gold at the end of 2020. Underground indicated mineral resources at the LaRonde Zone 5 mine increased by 153,000 ounces of gold to a total of 12.2 million tonnes grading 1.98 g/t gold, primarily due to addition of new mineral resources in Zone 3. Underground inferred mineral resources at the LaRonde Zone 5 mine increased by 788,000 ounces of gold to a total of 15.1 million tonnes grading 2.88 g/t gold.

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Goldex Mine

At December 31, 2020, the Goldex mine was estimated to have proven and probable mineral reserves containing approximately 1.1 million ounces of gold comprised of 22.1 million tonnes of ore grading 1.57 grams per tonne.

Location Map of the Goldex Mine (as at December 31, 2020)

During 2020, the Goldex mine had payable production of 127,540 ounces of gold from 2.7 million tonnes of ore grading 1.64 grams of gold per tonne. The production costs per ounce of gold produced at Goldex in 2020 were $648. The total cash costs per ounce of gold produced at Goldex in 2020 were $634 on both a by-product basis and on a co-product basis and the processing facility averaged 7,254 tonnes of ore per day. The production costs per tonne and the minesite costs per tonne at Goldex were C$41 in 2020.

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The following table sets out the metal recoveries at the Goldex mine in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	1.64 g/t	91.08%	127,540 oz

Gold production during 2021 at the Goldex mine is expected to be approximately 133,000 ounces from 2.8 million tonnes of ore grading 1.62 grams of gold per tonne at estimated total cash costs per ounce of approximately $730 on a by-product basis, with estimated gold recovery of 89.9%. Minesite costs per tonne of approximately C$44 are expected in 2021.

Canadian Malartic Mine

The Canadian Malartic mine is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2020, the Canadian Malartic mine was estimated to have proven and probable mineral reserves containing approximately 2.21 million ounces of gold comprised of 61.4 million tonnes of ore grading 1.12 grams per tonne (representing the Company's 50% interest).

The Company acquired its 50% interest in the Canadian Malartic mine on June 16, 2014 through its joint acquisition of Osisko with Yamana. See "General Development of the Business – Pre-2017" for further details of the Company's acquisition of its 50% interest in the Canadian Malartic mine.

Following the completion of an internal technical study (the "Odyssey Study"), in February 2021 the Partnership approved the construction of a new underground mining complex at the Odyssey project. The Odyssey project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, and the Fourniere, Midway, Piche Harvey and Rand properties. The Odyssey project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic property consists of a contiguous block comprising one mining concession, five mining leases and 293 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 24, 2029 and July 27, 2037, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed from either Val-d'Or or Rouyn-Noranda via Quebec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic property. The Canadian Malartic property is further accessible via a series of logging roads and trails. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or.

A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work.

Most of the mining claims that make up the Canadian Malartic mine are subject to a 5% net smelter return royalty payable to New Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of New Osisko and Abitibi Royalties Inc. In addition, 172 of the mining claims at the Canadian Malartic property are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2020, the Partnership, which is the operator of the Canadian Malartic mine, paid C$82.4 million in the aggregate with respect to these net smelter return royalties.

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Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2020)

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2020, commercial production was achieved at the Barnat pit and activities will continue in 2021 with overburden stripping, topographic drilling, and ore and waste extraction.

In 2020, the Partnership completed the Highway 117 deviation project. In 2021, the Partnership expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

The Odyssey project exploration ramp portal was completed during the fourth quarter of 2020. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

Mining Methods

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 57,000 tonnes per day. The continuity and consistency of the mineralization, coupled with tight definition drilling, that has been confirmed by many years of

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mining operations, demonstrate the amenability of the mineral reserves and mineral resources to the selected mining method.

The throughput at the Canadian Malartic mine in 2020 averaged 56,832 tonnes per day, compared with 57,669 tonnes per day in 2019. The decreased throughput in 2020 was largely due to the COVID-19 pandemic restrictions imposed by the government in March that forced the Canadian Malartic mine to reduce operations to care and maintenance.

Mining at the Odyssey project will be done by underground methods. The conceptual mine design at the Odyssey project includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes per day. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The Odyssey project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Production and Mineral Recoveries

During 2020, Agnico Eagle's 50% share of the Canadian Malartic mine's payable production was 284,317 ounces of gold and 347,597 ounces of silver from 20.8 million tonnes of ore (100% basis) grading 0.97 grams of gold per tonne and 1.43 grams of silver per tonne (including 18,930 ounces of pre-commercial gold production at the Barnat pit). The production costs per ounce of gold produced at Canadian Malartic in 2020 were $736. The total cash costs per ounce of gold produced at Canadian Malartic in 2020 were $723 on a by-product basis and $750 on a co-product basis. The Canadian Malartic processing facility averaged 56,832 tonnes per day (100% basis) and operated approximately 89.4% of available time. Gold and silver recovery averaged 87.4% and 72.6%, respectively. The production costs per tonne at Canadian Malartic and the minesite costs per tonne were both C$27 in 2020.

The following table sets out the metal recoveries at the Canadian Malartic mine on a 100% basis in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	0.97 g/t	87.4%	568,635 oz

Silver	1.43 g/t	72.6%	695,196 oz

The Company's 50% share of annual production at the Canadian Malartic mine in 2021 is expected to consist of approximately 350,000 ounces of gold and 360,000 ounces of silver from 10.3 million tonnes of ore grading

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1.18 grams of gold per tonne and 1.43 grams of silver per tonne. The total cash costs per ounce in 2021 are expected to be approximately $616 per ounce on a by-product basis, with estimated gold recovery of 89.6% and silver recovery of 75.0%. Minesite costs per tonne of approximately C$28.20 are expected in 2021.

Environmental, Permitting and Social Matters

In 2015, the Partnership developed and implemented an action plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and avoid environmental non-compliance events. As a result, over time, the Partnership has improved its environmental performance. With respect to activities in 2020, the Partnership received two non-compliance notices for NOx emissions. The mine's team of on-site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens, including the development of a "Good Neighbour Guide". Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Compensation offered to eligible residents of Malartic in 2020 will be paid in the first quarter of 2021. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under the Partnership's resale program that was implemented in April 2018.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock requiring a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with production from the Canadian Malartic pit extension, is expected to increase the total amount of tailings to approximately 300 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 230 million tonnes, including a tailings cell authorized by the Ministry of Environment and the Fight Against Climate Change (Quebec) in September 2017. Construction of this cell started in 2017 and operations began in 2018. The Partnership also plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, between 70 and 80 million tonnes of tailings could be deposited in the Canadian Malartic pit once mining in the pit is completed.

All permits related to mining the Canadian Malartic pit extension have been received. As part of the permitting process for in-pit tailings deposition, the Partnership has committed to completing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Golder Associates Ltd. is preparing this study.

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the Odyssey project to begin. At this time, the Certificate of Authorization ("CofA") for the shaft has not yet been obtained and the CofA for the waste rock management facility requires modification. A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones has been submitted. The Partnership has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the southeast pond may have to be released into the environment. If excess water does need to be treated, a water treatment plant is in place to treat the water that will be released into the environment so that it meets water quality requirements. In addition to ensuring effluent compliance, this water treatment plant reduces the risks associated with surface water management and adds flexibility to the water usage system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, revegetating the surrounding area, dismantling the plant and associated infrastructure and performing

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environmental inspection and monitoring for a period of ten years. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs. Reclamation plans were updated in 2020, and an updated closure plan was submitted in accordance with regulatory requirements.

Capital Expenditures

The Company's portion of capital expenditures at the Canadian Malartic mine during 2020 were approximately $55.8 million, which included sustaining capital expenditures, deferred expenses, capitalized exploration and costs associated with the Barnat pit expansion. The Company's portion of budgeted 2021 capital expenditures at the Canadian Malartic mine are $145.3 million, which includes $61.9 million in capital expenditures expected to be incurred in connection with the Odyssey project.

In 2021, the Partnership completed the Odyssey Study. The following table sets out a summary of key estimates and parameters of the Odyssey project. The forecast parameters surrounding the proposed operations at the Odyssey project were based on the Odyssey Study, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the Odyssey Study and the qualifications and assumptions made by the qualified person who undertook the Odyssey Study are set out in this AIF. The results of the Odyssey Study had no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey project.

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Odyssey Project Summary

(All numbers are approximate and on a 100% basis)
Estimated Total Production	6.93 million gold ounces

2.32 million silver ounces

Average metallurgical recovery	~95.2% gold

~80.0% silver

Average Annual gold production
2023	46,600 oz (825 k. tonnes, 1.84g/t gold and 1.10 g/t silver)
2024 to 2026 (average per year)	81,500 oz (1,344 k. tonnes, 1.98g/t gold and 1.10g/t silver)
2027	256,200 oz (2,810 k. tonnes, 2.98g/t gold and 1.10g/t silver)
2028	384,600 oz (3,333 k. tonnes, 3.79g/t gold and 1.10g/t silver)
2029 to 2039 (average per year)	545,400 oz (6,463 k. tonnes, 2.76g/t gold and 1.10g/t silver)

Minesite costs per tonne
2023	$93 C$/t
2024 to 2026 (average per year)	$77 C$/t
2027	$79 C$/t
2028	$79 C$/t
2029 to 2039 (average per year)	$61 C$/t

Average total cash costs on a by-product basis (including royalties)
2023 to 2028	800 /oz
2029 to 2039	630 /oz
Royalty	5.5% NSR

Mine life	17 years

Capital Expenditures

Initial capital expenditures	$1,144 million (2021 to 2028)
Other growth capital expenditures	$191 million (2021 to 2028)
Gold production 2021 to 2028	932 thousand ounces
Sustaining capital expenditures	$56 million per year (2029 – 2039)

Breakdown of Capital Expenditures by year (2021 – 2028)
2021	$114 million
2022	$204 million
2023	$137 million
2024 to 2026 (average per year)	$164 million
2027	$209 million
2028	$180 million

Breakdown of Initial Capital Expenditures by category
Shaft & Surface	$478 million
Mining Equipment	$163 million
U/G Development & Construction	$503 million

Net Present Value	$1,142 million (after tax)
Internal Rate of Return	17.5%
Payback Period	10 years

Economic Assumptions:
Gold Price	$1,550
Silver Price	$22.00
USD:CAD	1.30
Effective tax rate	38%
Discount rate	5%

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Development

Development activities at the Canadian Malartic mine in 2020 were focused on the Odyssey project. The main work in 2020 consisted of site preparation, construction of the portal and the ramp contractor's garage, delivery of the project building and installation of the potable water and wastewater system. Development activities in 2021 are expected to include construction of the headframe and engineering and procurement of the 120kV line and transformers, as well as delivery of the surface maintenance shop, the compressor building, the enlargement of Highway 117 and the permanent access to the Odyssey site. At year-end 2020, the ramp had progressed by 102 metres and an additional 1,500 metres of ramp development is planned for 2021. Installation of a fresh air raise with heater and a main fan are also expected be completed in 2021.

Geology, Mineralization, Exploration and Drilling

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280 – N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to -400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit. Approximately 1.5 kilometres to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300 metre wide dioritic intrusive.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to -480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

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The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to -1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to –1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 1.2 kilometres and extends from approximately -780 metres below surface to more than 1.9 kilometres depth. It's generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dykes and mafic dykes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dykes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Buckshot, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

Gold was first discovered in the Malartic area in 1923 by the Gouldie Brothers at what is now designated the Gouldie Zone. Between 1935 and 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced approximately 5.5 million ounces of gold and 1.9 million ounces of silver, mostly from underground operations.

Diamond drilling is used for exploration on the Canadian Malartic property. In 2020, 123 holes, hole extensions or wedge holes (105,122 metres) were drilled with the aim of increasing inferred mineral resources. Conversion drilling expenditures at the Canadian Malartic mine during 2020 were approximately C$10.9 million (50% basis). The main focus of the 2020 conversion program was the East Gouldie Zone, located 700 metres south of the Cadillac Larder Lake Deformation Zone. The drilling into East Gouldie covered over 1,400 metres along the strike and tested the down plunge mineralization between 800 metres to 1,900 metres depth. A smaller program tested the depth extension of mineralization below the pit along the Sladen deformation zone.

In 2020, regional exploration on the Canadian Malartic property, other than the pit area, involved 66 holes (25,201 metres) of exploration drilling in the Marianne Zone target (part of the Odyssey project) and on initial exploration of the Rand Malartic property. Regional exploration expenditures at the Canadian Malartic mine during 2020 were approximately C$2.5 million (50% basis).

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) for mine exploration and conversion drilling. The East Gouldie zone combined with the Odyssey South zone will be the main underground targets for 2021. With respect to regional exploration, the Company expects to spend $3.1 million (50% basis) for 32,000 metres (100% basis) of exploration drilling focused on the Rand Malartic, East Amphi and Radium North properties.

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Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable open pit mineral reserves at the Canadian Malartic property at the end of 2020 (on a 50% basis) was 2.21 million ounces (61.4 million tonnes of ore grading 1.12 g/t gold), which represents a decrease of approximately 175,000 ounces of gold as compared to the end of 2019, after producing 284,317 ounces of gold (325,002 ounces in situ gold mined). The reduction in mineral reserves was principally associated with ore mined during 2020, partially offset by the addition of 150,000 ounces of gold due the optimization of the Barnat pit. Measured and indicated mineral resources at the Canadian Malartic property decreased by 6 million tonnes to 2.7 million tonnes grading 1.21 g/t gold, mainly due to a reporting change for the indicated mineral resources below the pits now primarily reported as underground mining scenarios within a potentially mineable shape. Inferred mineral resources at the Canadian Malartic property increased by 1.3 million tonnes in 2020 to 3.7 million tonnes grading 0.78 g/t gold, mainly due to a new surface mining optimization using a lower cut-off grade for Western Porphyry.

As at December 31, 2020, the East Malartic deposit had underground indicated mineral resources of 5.7 million tonnes grading 2.03 g/t gold and underground inferred mineral resources of 43.4 million tonnes grading 1.91 g/t gold. As of the same date, the Odyssey deposit had underground indicated mineral resources of 1.0 million tonnes grading 1.90 g/t gold and inferred mineral resources of 13.9 million tonnes grading 2.05 g/t gold. As of the same date, the East Gouldie deposit had underground inferred mineral resources of 31.5 million tonnes grading 3.17 g/t gold.

All mineral reserve and mineral resource estimates for Canadian Malartic, East Gouldie, East Malartic and Odyssey reflect Agnico Eagle's 50% ownership in the property.

Kittila Mine

The Kittila mine, which achieved commercial production in May 2009, is located in northern Finland, approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila. At December 31, 2020, the Kittila mine was estimated to contain proven and probable mineral reserves of 4.07 million ounces of gold comprised of 30.4 million tonnes of ore grading 4.16 grams of gold per tonne. The Kittila mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala.

The total landholdings surrounding and including the Kittila mine comprise two mining licences and 75 individual tenements. The tenements form a continuous block around the Kittila and Kuotko mining licences. The block has been divided into the Suurikuusikko area (which includes the Rouravaara area), the Suurikuusikko West area, the Suurikuusikko East area, the Hanhimaa area and the Kittila and Kuotko mining licences. The Kuotko mining licence is located approximately 15 kilometres north of the Kittila mine.

All of the tenements at the Kittila mine are registered in the name of Agnico Eagle Finland Oy, an indirect, wholly-owned subsidiary of the Company. The expiry dates of the tenements vary, with the earliest expiry date having occurred in March 2020, for which extension applications have been submitted and are expected in the ordinary course. Tenements are initially valid for four years, provided exploration work in the area is reported annually and an annual fee is paid to maintain title. Extensions of titles can be granted for 11 additional years upon payment of a slightly higher fee and active exploration in the area. During the exploration phase, the boundaries of the tenements may be changed by either reducing parts or the whole of an individual tenement or by merging individual tenements into larger ones. Agnico Eagle Finland Oy also holds the mining licence in respect of the Kittila mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland.

The mine is located within the Arctic Circle, but the climate is moderated by the Gulf Stream off the coast of Norway, such that northern Finland's climate is comparable to that of eastern Canada. Exploration and mining work can be carried out year-round.

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Location Map of the Kittila Mine (as at December 31, 2020)

The Company acquired its 100%, indirect interest in the Kittila mine through the acquisition of Riddarhyttan in November 2005. In June 2006, the Company approved construction of the Kittila mine. Mining at Kittila started initially using the open pit mining method. Open pit mining ended in November 2012 and all mining is currently carried out underground via ramp access. Ore is processed in a 6,000-tonne per day surface processing plant that was commissioned in late 2008, and expanded from 3,000 to 3,750 tonnes per day in 2014 and further expanded to 6,000 tonnes per day in 2020. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009.

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Mining and Milling Facilities

Surface Plan of the Kittila Mine (as at December 31, 2020)

2557000mE
2558000mE
255900mE
256000mE
256100mE
7540000 N
7539000 N
7538000 N
7537000 N
7536000 N
7535000 N
N
Kittila Mining Lease
Sisar zone
(projection to surface)
Tailing
management
facility - NP4
Kittila main orebody
(projection to surface)
Tailing management
facility - NP3
Rimpi
U/G portal
Tailing management
facility - CIL2
Seurujoki
River
Low grade
pad
Rouravaara pit
Rouravaara South pit
U/G portal
Ore stockpile
Processing plant
Shaft
Mine offices
Administration offices
Waste rock
dump
Suurikuusikko pit
Overburden
deposit
Etela pit
Ketola pit
Discharge pipeline
0
1
kilometres
Finnish coordinate system: KKJ Zone2

The orebodies at Kittila were initially mined from two open pits, followed by underground operations accessed by ramp to mine the deposits further beneath the surface. Smaller additional open pits may be used to mine any remaining mineral reserves close to the surface in the future. Work continued throughout 2020 to develop the

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exploration and production ramps, as well as other work to access the underground mineral reserves, including development of a ramp towards the parallel Sisar Zone.

In 2018, the Company commenced construction of the shaft and mill expansion. In 2019, the Company commissioned the Rimpi paste backfill plant and the central pumping station. In 2020, the Company completed the mill expansion, construction of the first phase of the NP4 tailings pond and construction of the discharge waterline. In 2021, the Company expects to construct the second phase of the NP4 tailings pond, commence construction of a new water treatment facility and commission the first phase of the new 900 service level.

Mining Methods

At the Kittila mine, the Suurikuusikko, the Rouravaara and the Rimpi orebodies are currently mined by underground mining methods accessed via ramp. Approximately 5,000 to 5,500 tonnes of ore per day are fed to the processing plant. The underground mining method is open stoping with delayed backfill. Stopes are between 25 and 40 metres high and yield between 8,000 and 40,000 tonnes of ore per stope. To ensure sufficient ore production is available in the future to supply the mill, 15,000 to 17,000 metres of tunnels will be developed each year. After extraction, stopes are filled with paste backfill or cemented backfill to enable the safe extraction of ore in adjacent stopes. Ore is trucked to the surface crusher via the ramp access system. On February 14, 2018, the board of directors (the "Board") of the Company approved the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades. In 2020, the mill expansion was completed in October and shaft construction continued (84% complete at year-end). COVID-19 related travel restrictions affected the availability of the foreign workforce utilized for shaft sinking and commissioning of the production hoist has been postponed to 2022.

Surface Facilities

Construction of the processing plant and associated equipment was completed in 2008. Facilities at the Kittila mine include office buildings, a maintenance facility for mining equipment, a warehouse, a second maintenance shop, an oxygen plant, a processing plant, a paste backfill plant, a tank farm, a crusher, conveyor housings, an ore bin and a sulfate removal plant at the NP3 tailings area. In addition, there are several temporary structures used for contractor offices and work areas. The shaft and mill expansion project includes the construction of a 1,044 metre deep shaft and an expected increase to milling capacity from 1.6 million tonnes per annum ("Mta") to 2.0 Mta.

The ore at the Kittila mine is treated by grinding, flotation, pressure oxidation and CIL circuits. After grinding, ore processing consists of two stages. In the first stage, ore is enriched by flotation and, in the second stage, the gold is extracted by pressure oxidation and CIL processes. At the end of the second stage, gold is recovered from the carbon in a Zadra elution circuit and recovered from the solution using electrowinning and finally poured into dore bars using an electric induction furnace.

Production and Mineral Recoveries

In 2020, the Kittila mine had payable production of 208,125 ounces of gold from 1.70 million tonnes of ore grading 4.38 grams of gold per tonne. The production costs per ounce of gold produced at Kittila in 2020 were $816. The total cash costs per ounce of gold produced at Kittila in 2020 were $805 on a by-product basis and were $806 on a co-product basis and the processing facility averaged 4,650 tonnes of ore per day and operated 85.5% of available time. During 2020, flotation recoveries averaged 93.5%; recoveries in the second stage of the process averaged 92.9% and global recoveries were 86.6%. The production costs per tonne at Kittila were €87 and the minesite costs per tonne were €86 in 2020.

The following table sets out the metal recoveries at the Kittila mine in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	4.38 g/t	86.8%	208,125 oz

In 2021, the Kittila mine is expected to produce approximately 250,000 ounces of gold from 2.0 million tonnes of ore grading 4.42 grams of gold per tonne at estimated total cash costs per ounce of approximately $760 on a by-product

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basis, with estimated gold recovery of 86.0%. Minesite costs per tonne of approximately €77.40 are expected in 2021.

Environmental, Permitting and Social Matters

Agnico Eagle Finland Oy currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila mine.

The construction of the initial tailings storage facility ("TSF") was completed in the fall of 2008 and the TSF has been modified since then, including in 2018 and 2019 with the use of cement injection to increase stability. Following receipt of the necessary permit, construction of a new TSF cell commenced in 2019 and the first phase of this new cell was commissioned for tailings deposition in late 2020. See "Risk Factors – If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production".

Water from dewatering the mine and water used in the mine is collected and treated by sedimentation. Reclaimed water from neutralized tails is treated in a water treatment plant in order to reduce total sulfate loading. Emissions and environmental impacts are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. Work on enhancing the scrubbing of mill gases has resulted in a design to recover heat loss and use it to heat buildings. Engineering work on a district heat network expansion was completed in 2020. Financial assurance for site closure is provided to the environmental authorities on an annual basis in the amount prescribed by the environmental permit. The closure estimate was updated in 2020 following a review of the closure strategy and to account for the recently expanded tailings facility.

In 2020, the Company was granted the permits to expand mine production to 2.0 Mta and the use of a new discharge location. The new discharge pipeline construction was completed and commissioned at the end of 2020. Engineering design of a water treatment plant to manage total nitrogen concentration and loading is underway and construction is planned for 2022 with commissioning expected in early 2023.

Capital Expenditures

Capital expenditures at the Kittila mine during 2020 totaled approximately $203.4 million, which included sustaining capital expenditures, deferred expenses, development capital expenditures related to the shaft construction and mill expansion project and capitalized exploration. The Company expects capital expenditures during 2021 at the Kittila mine to be approximately $113.3 million (including capitalized exploration) of which $61.7 million in capital expenditures expected to be incurred in connection with the shaft construction.

Development

In 2020, underground development continued in the Suuri, Roura, Sisar and Rimpi mining areas. A total of 16,121 metres of ramp and sublevel access development were completed during the year. A total of 0.27 million tonnes of ore from development and 1.59 million tonnes of stope ore were mined in 2020. The Company expects to complete approximately 15,300 metres of lateral development and 260 metres of vertical development during 2021.

Geology, Mineralization, Exploration and Drilling

Geology

The Kittila mine is situated within the Kittila Greenstone belt, part of the Lapland Greenstone belt in the Proterozoic-age Svecofennian geologic province. The appearance and geology of the area is similar to that of the Abitibi region of the Canadian Shield. In northern Finland, the bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

The mine area is underlain by mafic volcanic and sedimentary rocks metamorphosed to greenschist assemblages and assigned to the Kittila group. The major rock units trend north to north-northeast and are near-vertical. The volcanics are further sub-divided into iron-rich tholeiitic basalts located to the west and magnesium-rich tholeiitic basalt, coarse volcaniclastic units, graphitic schist and minor chemical sedimentary rocks located to the east. The contact between these two rock units consists of a transitional zone (the "Porkonen Formation") varying between 50 and 200 metres in thickness. This zone is strongly sheared, brecciated and characterized by intense hydrothermal alteration and gold mineralization, features consistent with major brittle-ductile deformation zones. The zone is part of a major north-northeast-oriented shear zone (the "Suurikuusikko Trend").

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Mineralization

The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work at the Kittila mine has been focused on the 4.5 kilometre stretch that hosts the known gold in mineral reserves and mineral resources. From north to south, the zones are Rimminvuoma ("RimpiS"), the deep extension of Rimminvuoma ("Rimpi Deep"), North Rouravaara ("RouraN"), Central Rouravaara ("RouraC"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel subzones that have previously been referred to as Main East, Main Central and Main West. The Suuri zone hosts approximately 5% of the current proven and probable gold reserve estimate on a contained gold basis, while Suuri Deep has approximately 20%, RouraN and RouraC approximately 3%, Roura Deep approximately 41%, Rimpi Deep approximately 24% and RimpiS approximately 7%.

Gold mineralization in these zones is associated with intense hydrothermal alteration (carbonate-albite-sulphide), and is almost exclusively refractory, locked inside fine-grained sulphide minerals: arsenopyrite (approximately 73%) or pyrite (approximately 23%). The remainder is free gold, which is manifested as extremely small grains of gold in pyrite.

Exploration and Drilling

Gold was initially discovered near the village of Kiistala in 1986. Diamond drilling is used for exploration on the Kittila property. In 2020, exploration within the mining licence area focused on the Roura Deep, Suuri Deep and Rimpi Deep areas, including the parallel Sisar Zone lens in all areas. A total of 649 drill holes (94,421 metres) were completed in 2020. Of these drill holes, 552 holes (57,626 metres) were for delineation drilling, 13 holes (1,313 metres) were for condemnation and technical studies, 42 holes (11,820 metres) were for conversion drilling and 55 holes (24,976 metres) were for mine exploration. Total expenditures for exploration and delineation related diamond drilling in 2020 were $16.6 million, including $1.5 million for conversion drilling and $7.9 million for exploration.

Outside of the Kittila and Kuotko mining licence areas in 2020, systematic diamond drilling and target focused ground geophysical surveying continued along the Suurikuusikko Trend, and a number of targets were tested by diamond drilling. A total of 78 holes (9,728 metres) were drilled on exploration targets outside of the mining licence areas in 2020, at a cost of $3.0 million.

For 2021, the capitalized exploration budget for the Kittila mine is approximately $11.3 million for 65,000 metres of drilling designed to further explore the mine's mineral reserve and mineral resource potential and to evaluate the potential to develop the Sisar Zone as a new mining horizon at Kittila. Another 9,500 metres of expensed exploration drilling budgeted at approximately $3.0 million will target mineralization beyond the current mineral resource area, especially at depth. Outside of the mining licence areas, $5.0 million of expensed exploration expenditures, including 15,000 metres of diamond drilling, is planned for exploration along the Suurikuusikko, Kapsa and Hanhimaa Trends.

Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the Kittila mine at the end of 2020 was 4.07 million ounces (30.4 million tonnes of ore grading 4.16 g/t gold), which represents a decrease of approximately 29,0000 ounces of gold as compared to the end of 2019, after producing 208,125 ounces of gold (239,607 ounces in situ gold mined). This decrease was associated with ore mined during 2020 which was offset by the addition of mineral reserves due to the decrease of cut-off grade parameters used for mineral reserve estimation. Measured and indicated mineral resources (mainly underground) increased by 4.8 million tonnes to 23.0 million tonnes grading 2.50 g/t gold at December 31, 2020 due to successful conversion drilling and a decrease of cut-off grade parameters. Inferred mineral resources (mainly underground) decreased by 1.8 million tonnes from 2019 to 12.0 million tonnes grading 3.77 g/t gold due to the conversion of inferred mineral resources to indicated mineral resources by drilling.

Meadowbank Complex (including the Meadowbank Mine and Amaruq Satellite Deposit)

The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In 2017, the Company approved the development of Amaruq satellite deposit at Meadowbank, which is located 50 kilometres northwest of the Meadowbank mine, and it achieved commercial production on September 30, 2019.

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At December 31, 2020, the Meadowbank Complex, including the Amaruq satellite deposit at Meadowbank, was estimated to contain proven and probable mineral reserves of 2.89 million ounces of gold comprised of 23.2 million tonnes of ore grading an average of 3.87 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine in 2007 through its acquisition of Cumberland. The Amaruq property is also 100% owned by the Company as a result of agreements with Nunavut Tunngavik Inc. ("NTI") in 2013 and with the Kivalliq Inuit Association ("KIA") in 2017.

In February 2021, the Board approved the construction of the Amaruq underground project and first gold production is expected in early 2022.

Location Map of the Meadowbank Complex, including the Amaruq satellite deposit (as at December 31, 2020)

The Meadowbank Complex is held under 24 Crown mining leases, four exploration agreements and one Crown mineral claim. The Crown mining leases, which cover the Portage, Goose and Goose South deposits at the Meadowbank site, are administered under federal legislation. The Crown mining leases, which have renewable 21-year terms, have no annual work commitments but are subject to annual rental fees that vary according to their renewal date. The production lease with the KIA is a surface lease and requires the payment of C$71,000 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations. To conduct exploration on the Inuit-owned lands at the Meadowbank Complex, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards.

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The four Meadowbank exploration agreements are granted by NTI, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. Production from the agreements is subject to a 12% net profits interest royalty from which annual deductions are limited to a percentage of the gross revenue. The one Crown mineral claim is subject to land fees and work commitments.

To stake the original Amaruq property, the Company initiated negotiations with NTI and an agreement was signed in early 2013, at which time the Company obtained a 100% interest in the property. The resulting NTI exploration agreement is identified as Inuit-owned Land area BL43-001, that was subsequently expanded to cover 40,839 hectares, including the 285-hectare production lease. During the exploration phase, lands within exploration agreements can be held for up to 20 years (expiring in 2032) and the production lease for up to ten years (expiring in 2029). In 2015 and 2017, the Company added mineral rights to the project; the claims now cover 76,981 hectares. The additional claims are held under the Northwest Territories and Nunavut Mining Regulations and administered by Aboriginal Affairs and Northern Development Canada, and are referred to as federal Crown land. As of December 2020, the property totals 198,507 hectares.

The Meadowbank area has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.

The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road that was completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,752-metre long gravel airstrip, permitting access by air. Fuel, equipment, bulk materials and supplies are shipped by barge and ship from Montreal, Quebec (or Hudson Bay port facilities) into Baker Lake during the summer port access period that starts at the end of July each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units. Scheduled and chartered flights provide transportation for personnel and air cargo.

A 64-kilometre road from the Meadowbank site to the Amaruq satellite deposit was completed in August 2017 and it was widened for ore haulage in November 2018. Ore from the Amaruq satellite deposit is hauled to the Meadowbank mill using long haul off-road type trucks.

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Mining and Milling Facilities

Surface Plan of the Meadowbank Mine (as at December 31, 2020)

635000 E
637500 E
640000 E
642500 E
N
Road to Amaruq
Vault waste rock storage facility
Wally Lake
Vault dike
Ore stockpile
Vault pit
Phaser pit
BB Phaser pit
Vault fuel farm
7220000N
7217500N
Vault haul road
Dike
Portage waste rock storage facility
Tailings storage facility
7215000N
Portage pit (North)
Air strip
Ore stockpile
Mine buildings, Camp
East dike
Processing plant
Second Portage Lake
Ore stockpile
Waste rock storage facility
Portage pit (South)
South camp dike
Waste rock storage facility
7212500N
Goose pit
Bay Goose dike
Third Portage Lake
7210000N
MEADOWBANK
0
2.5
kilometres
Coordinate system: UTM NAD83-Z14

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Surface Plan of the Amaruq satellite deposit at Meadowbank (as at December 31, 2020)

All required aggregates used in the mining process at the Meadowbank site are produced from waste material taken from the Portage and Vault pits. The same principle is applied at the Amaruq satellite deposit at Meadowbank, with material sourced from quarries and the Whale Tail starter pit. In 2008, a dewatering dyke was constructed to access the north half of the Portage pit. The Bay-Goose dyke, a major dewatering dyke required to access the southern portion of the Portage and the Goose pits, was completed in 2011. Three tailings impoundment dykes: Saddle Dam 1, Saddle Dam 2 and Stormwater Dyke, were built in 2009 and 2010. The final elevation of Stormwater dyke was completed in 2014. Construction of the main tailings impoundment dyke, Central Dyke, began in 2012. Additional phases of construction on the Central Dyke are expected to continue throughout the mine life. Construction of the eight-kilometre long access road to the Vault pit was completed in 2013.

Dewatering dykes in the northern part of Whale Tail Lake and the eastern end of Mammoth Lake were required to mine the Whale Tail deposit at Amaruq. The construction of Whale Tail Dyke in 2018 and 2019 and Mammoth Dyke in 2019 allowed mining of the Whale Tail deposit by isolating the pit from the Whale Tail Lake and Mammoth Lake. NE Dyke was constructed in 2018 and 2019 to prevent water from the North-East watershed to reach Whale Tail Pit. WRSF Dyke was constructed in 2018 and 2019 to prevent contact water from the Whale Tail Waste Rock Storage Facility to reach Mammoth Lake.

In 2020, following fishout and dewatering activities in the North-East watershed, the Company dismantled the North East dyke to allow mining activities of the Whale Tail expansion. The IVR diversion channel that will divert a portion on the non-contact water towards the Nemo Lake watershed was also constructed in 2020. In 2021, the Company expects to construct and commission the IVR attenuation pond which includes the construction of the IVR dyke D1.

Mining Methods

All ore at the Meadowbank Complex is now sourced from the Amaruq satellite deposit at Meadowbank. Mining at the Amaruq satellite deposit is by open pit methods using excavators and trucks. The ore is extracted conventionally using drilling and blasting, then hauled by a long haul off-road truck fleet to the mill at the Meadowbank facilities for processing. Commercial production was achieved on September 30, 2019 at the Whale Tail pit. The V Zone pit began pre-stripping activities in the third quarter of 2020 and achieved commercial production on December 31, 2020.

At the Amaruq underground project, the existing exploration portal and ramp will be used for development and production. The exploration ramp is currently at a depth of approximately 340 metres below surface and in 2021

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approximately 2,421 metres of underground development are planned. A traditional truck and scoop tram approach will be used for underground mucking and hauling. Once at surface, ore will be hauled by a long haul off-road truck fleet to the mill at the Meadowbank facilities for processing. Ore from the underground mine will be prioritized for transportation to the Meadowbank Processing Plant as it is expected to have a higher gold content. Underground tailings will be mixed with open pit tailings prior to deposit in-pit at the Meadowbank site.

Long-hole open stoping will be used for mining the Amaruq underground deposit and stopes will be backfilled using cemented rockfill. Testing of cemented rockfill in cold conditions was initiated in 2019 and confirmed the applicability of the assumptions used for the project.

Surface Facilities

The Meadowbank mine site facilities include a mill building, a mechanical shop, a power plant building, an assay lab and a heavy vehicle maintenance shop. A structure comprised of two separate crushers flanks the main processing complex. Power is supplied by a 26.4-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors.

The accommodations complex at the Meadowbank mine consists of a permanent camp and a temporary camp to accommodate additional workers. The camp is supported by a sewage treatment, solid waste disposal and a potable water plant.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with capacity for 70 million litres of diesel fuel and 1.8 million litres of jet fuel is located next to the barge landing facility.

The process design at the Meadowbank mill consists of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill was designed to operate year-round, with an annual design capacity of 3.1 million tonnes (8,500 tonnes per day). The addition of a secondary crusher in 2011 increased the overall capacity in the mill to 3.6 million tonnes processed per year (9,840 tonnes per day). Since the installation of the secondary crusher, the plant has consistently exceeded 8,500 tonnes per day. Significant metallurgical testing has been conducted on samples from the Amaruq satellite deposit since 2014 to confirm its amenability to processing at the Meadowbank mill and the Meadowbank mill successfully processed ore from both Whale Tail and V Zone deposits in 2020.

The ore from the Amaruq satellite deposit at Meadowbank is transported to the Meadowbank facilities with a long haul off-road truck fleet. The ore is dumped into the gyratory crusher or into stockpiles designated by ore-type. The feed from the primary crusher is conveyed to the cone crusher in a closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow, originally sent to the grinding thickener, now feeds the newly installed regrind circuit consisting of three continuous variable discharge knelson concentrators which concentrate higher density and heavier ore minerals. The tailings of the concentrator directly flow to the grinding thickener while the concentrated ore is classified at the regrind cyclones. The regrind cyclone overflow combines with the tailings of the concentrators to add flow towards the grinding thickener while the cyclone underflow is fed into the high intensity grinding mill to grind the concentrated coarse ore into a finer size. The particle size target of the slurry flow is controlled by a particle size instrument based on the variable speed of the high intensity grinding mill motor power/speed. The liberated slurry returns to the original flow by feeding into the grinding thickener for dewatering.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.

In 2021, new facilities will be added at Amaruq to support the underground project, including: new mine dry, surface ventilators, cemented rock fill plant, compressor room, new generators and new electric house. In addition, a high pressure grinding roll ("HPGR") unit is expected to be commissioned by the second quarter of 2022. The conveyor that feeds from the dome ore stockpile to the SAG mill will be modified so that it can feed a splitter which can either

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feed the HPGR or be bypassed to the SAG if the HPGR is not available. A new conveyor will feed a screen for oversize material and the remaining ore will directly fall to the HPGR feed chute to be crushed into a smaller size. The HPGR product and screened oversize particles are then fed into the existing SAG mill feed chute for primary grinding. The HPGR crusher will be housed in a newly constructed building near the existing Pebble Crusher Building.

Production and Mineral Recoveries

During 2020, the Meadowbank Complex had payable production of 209,413 ounces of gold from 2.6 million tonnes of ore grading 2.72 grams of gold per tonne, including pre-commercial production of 10,995 ounces of gold. The production costs per ounce of gold produced at the Meadowbank Complex in 2020 were $1,436. The total cash costs per ounce of gold produced at the Meadowbank Complex in 2020 were $1,404 on a by-product basis and were $1,411 on a co-product basis. The Meadowbank processing facility averaged 7,113 tonnes per day and operated approximately 76% of available time. Gold recovery averaged 91.98%. The production costs per tonne at Meadowbank were C$154 and the minesite costs per tonne were C$148 in 2020.

The following table sets out the metal recoveries at the Meadowbank mine in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	2.72 g/t	91.98%	209,413 oz

In 2021, the Meadowbank Complex mine is expected to produce approximately 370,000 ounces of gold from 3.4 million tonnes of ore grading 3.63 grams of gold per tonne at estimated total cash costs per ounce of approximately $917 on a by-product basis, with estimated gold recovery of 93.2%. Minesite costs per tonne of approximately C$130.30 are expected in 2021.

Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters

The development of the Meadowbank mine was subject to an extensive environmental review process under the Nunavut Land Claims Agreement ("NLCA") administered by the NIRB. On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which included terms and conditions to ensure the environmental integrity of the development process. In July 2008, the Company received a water licence from the Nunavut Water Board ("NWB") for construction and operation of the mine subject to additional terms and conditions. Both authorizations were approved by the Minister of Aboriginal Affairs and Northern Development Canada. This water licence was renewed in 2015 and has been amended several times, including for in-pit tailings disposal and the mining of the Whale Tail deposit since that time, and the expiry of the licence is now 2030.

In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement ("DPA") with respect to the Meadowbank mine. The DPA provides a framework for stakeholders, including the federal and municipal governments and the KIA, to maximize the long-term socio-economic benefits of the Meadowbank mine to Nunavut.

An Inuit Impact and Benefit Agreement for the Meadowbank mine (the "Meadowbank IIBA") was signed with the KIA in March 2006, amended on October 18, 2011 and further updated in March 2017. The Meadowbank IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The Meadowbank IIBA also outlines the special considerations and compensation that must be provided to the Inuit regarding traditional, social and cultural matters.

In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities, which was amended on May 2, 2013 to expand the surface area granted under the lease. In April 2008, the Company and the KIA signed a water compensation agreement for the Meadowbank mine addressing Inuit rights under the NLCA respecting compensation for water use and water impacts associated with the mine.

Permitting for the operation of the Amaruq satellite deposit at Meadowbank was completed in 2018, and an Inuit Impact and Benefit Agreement and a water compensation agreement were signed with the KIA for the project

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(the "Whale Tail IIBA"). The Whale Tail IIBA is substantively aligned with the Meadowbank IIBA to ease implementation and management. Dyke construction was initiated in 2018 to isolate the Whale Tail pit area from the lake; dewatering of the pit area was completed in 2019. Key water management infrastructure, including the South Whale Tail Channel to Mammoth Lake and the IVR water deviation were completed in 2020. Permits for the expansion project were received in 2020 that include development and mining of the underground portions of the Whale Tail and V Zone deposits as well as the V Zone open pit.

At the Meadowbank Complex, a series of four dykes were built to isolate the mining activities at the Portage and Goose deposits from neighbouring lakes. An additional dyke was built in 2013 to isolate the mining activities at the Vault deposit. The control strategy for waste rock storage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). The Vault rock storage facility does not require an insulating convective layer due to the non-acid generating nature of the rock in that area. Waste rock and tailings deposited in the Portage pit will be covered with water during the closure phase of the pit, which will prevent any acid generation. Because the site is underlain by greater than 400 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low (if any) rates of acid rock drainage generation in the long term.

Tailings from the Portage, Goose Bay and Vault pit ore were stored in the dewatered portion of the Second Portage Lake. The tailings are deposited on tailings beaches within a two-cell tailings storage facility isolated by the central dyke and a series of five saddle dams. A reclaim pond was located within the tailings storage facility. Deposition of tailings began in the south cell in the fourth quarter of 2014. Tailings deposition was completed in the north cell in 2015 and reclamation capping is underway. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation and through comprehensive, engineered dyke liners. A minimum two-metre thick dry cover of acid neutralizing ultramafic rock backfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert tailings materials. Permitting for in-pit disposal of the Meadowbank mill tailings in the depleted Meadowbank pits was received in 2019 and in-pit tailings deposition is underway.

The water management objective for the Meadowbank mine site is to minimize the potential impact on the quality of surface water and groundwater resources at the site. All contact water originating from the mine site or mill is intercepted, collected and conveyed to the tailings storage facility for reuse in process. There is no discharge of contact water from the mine site or the Portage pit area to offsite receiving water bodies. All contact water generated at the Vault pit area, including the Vault Waste Rock Storage Facility, is conveyed to the Vault Pit where passive flooding is on-going.

In January 2012, the Company identified naturally occurring asbestos fibres in dust samples taken from the secondary crusher building at the Meadowbank mine and subsequently found small concentrations of fibres in the ore coming from certain areas of the open pit mines. The Company instituted and maintains a dust monitoring and management program at the site.

An interim closure and reclamation plan was submitted in 2014 as a requirement of part of the NWB Type A water licence and financial assurance was provided and updated in 2015 and 2016 as part of the water licence renewal process. In August 2018, an updated interim closure and reclamation plan was submitted as a requirement of the NWB Type A water licence. The Type A water licence has been amended several times with the most recent in May 2018, when it was amended to reflect the necessary changes to process the additional ore originating from Whale Tail Pit.

In December 2016, the Amaruq satellite deposit at Meadowbank received an amended Type B water licence authorizing the development and construction of a portal/ramp and associated infrastructure. A commercial lease with the KIA authorizes the construction and operation of the exploration camp and exploration activities in a defined area. An exploration permit with the KIA authorizes the exploration activities that are located outside the commercial lease area. In November 2017, the Company received a pre-development exemption from the Nunavut Impact Review Board ("NIRB") and, in February 2018, a Type B Licence to begin shipping material, expanding the road and preliminary site development at the Whale Tail pit. In March 2018, the NIRB Project Certificate was received for the Amaruq satellite deposit. In July 2018, the NWB Water Licence Type A was received and it allowed for construction and mining operation on the Amaruq property. In February 2020, an amended NIRB Project Certificate was received and in May 2020, an amended Water Licence was received, that allow for the development of the Amaruq Expansion Project. The amended Water Licence also transfers certain activities from the scope of the Type B Licence to be included within the scope of the amended Type A Water Licence.

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Capital Expenditures

In 2020, the Company incurred approximately $160.4 million in capital expenditures at the Meadowbank Complex, including $75.4 million in capital expenditures incurred in relation to the construction of the V Zone pit at the Amaruq satellite deposit prior to declaring commercial production on December 31, 2020 and $27.1 million incurred in connection with the Amaruq underground project. In 2021, a total of $150.0 million (including capitalized exploration) in capital expenditures has been budgeted to be spent at the Meadowbank Complex, which includes $99.0 million in capital expenditures expected to be incurred in connection with the Amaruq underground project.

Geology, Mineralization, Exploration and Drilling

Geology

The Meadowbank property comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

Three mineable gold deposits, Goose, Portage and Vault (all now mined out), have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources were within 225 metres of the surface, making the deposits amenable to open pit mining. In addition, two mineable deposits have been discovered at the Amaruq satellite deposit, the Whale Tail and V Zone, which come together at depth northeast of Whale Tail Lake. Both extend from surface, making them amenable to open pit mining. A ramp is being driven between the two deposits and is currently 350 metres below surface, in the footwall of Whale Tail deposit. A draw point is being developed 290 metres below surface to cross the entire Whale Tail mineralized zones and will provide relevant geological information.

Mineralization

The Amaruq satellite deposit at Meadowbank is located 50 kilometres northwest of the Meadowbank mine. The Whale Tail deposit is a folded deposit with a defined strike of 2.3 kilometres from surface to a depth of 915 metres locally. The V Zone is a series of parallel stacked quartz vein structures dipping shallowly (30 degrees) near surface and more steeply (60 degrees) at depth, extending to 635 metres locally. Both deposits are open along strike and at depth. Three contrasting styles of mineralization coexist on the Amaruq property. In all three styles, gold is found associated with pyrrhotite and/or arsenopyrite as 25 to 50 micron inclusions or grains along fractures, or simply as free grains in a quartz rich gangue.

The first mineralization style corresponds to occurrences of pyrrhotite-quartz-amphibole-carbonate as layers, lenses and/or disseminations, mostly restricted to the silicate-sulphide iron formations of Whale Tail's north domain. The second mineralization style comprises silica flooding with significant pyrrhotite, arsenopyrite, and local pyrite stockwork and disseminations, within a gangue of amphibole-carbonate. The third mineralization style is between decimetres and several metres thick, quartz-sulphide-native gold veins cutting through the whole Mammoth-Whale Tail-V Zone rock sequence. These veins are best developed in the mafic and ultramafic volcanics, where they are hosted in biotite-altered and moderately-to-strongly schistose zones. The overall sulphide content of these veins is generally low (1-5% maximum) and most commonly comprises arsenopyrite, galena, sphalerite, and/or chalcopyrite. These veins seem more abundant and best developed in the hinge zone of the regional fold and seem to be restricted to shallow southeast-dipping, high-strain corridors therein.

Exploration and Drilling

Exploration efforts on the Meadowbank property have been extensive since 1985, including geophysical surveying, prospecting, till sampling and drilling, mainly by diamond drill but also reverse circulation. From 1985 until Agnico Eagle acquired the property in 2007, 126,796 metres were drilled in 916 drill holes on the Meadowbank property.

In 2020, drilling conducted at Amaruq totaled 381 holes (43,515 metres), including 33 holes (2,655 metres) at the Whale Tail deposit for conversion as well as 29 holes (2,148 metres) into the V Zone for conversion. In addition, delineation drilling was conducted on the Whale Tail deposit with 144 holes (17,519 metres) as well as 143 holes (14,010 metres) into the V Zone for delineation. Also completed were nine geotechnical drill holes (1,905 metres). Underground footwall definition drilling totaled 23 holes (5,278 metres). Regional exploration drilling campaigns were held around Amaruq and Meadowbank. A total of 12 holes (3,042 metres) were drilled in the Amaruq area while 13 holes (1,791 metres) were drilled in the Meadowbank area. In addition, 35 holes were drilled in the Meadow River area located between Amaruq and Meadowbank, near the road.

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In 2021, the Company expects to spend $7.0 million for 34,900 metres of drilling, including 23,900 metres of conversion and 11,000 metres of exploration drilling, focused on testing open-pit extensions and further underground potential of the deposits at the Amaruq satellite operation.

Elsewhere in the Kivalliq region of Nunavut, in 2021 the Company expects to spend $9.0 million for 20,600 metres of drilling on regional exploration, including 10,000 metres of drilling in the Meadowbank area with a primary focus on investigating for new open-pit potential near existing infrastructure. Another 3,600 metres are expected to be drilled on other exploration targets in the region.

Mineral Reserves and Mineral Resources

At the end of 2020, the combined amount of gold in proven and probable mineral reserves at the Amaruq satellite deposit and Meadowbank was 2.89 million ounces (23.2 million tonnes of ore grading 3.87 g/t gold), which represents a decrease of approximately 430,000 ounces of gold as compared to the end of 2019, after producing 209,413 ounces of gold (227,617 ounces in situ gold mined). This decrease was primarily due to mining, a reinterpretation of geology and new delineation drilling. Open pit and underground measured and indicated mineral resources increased by 3.8 million tonnes to 14.7 million tonnes grading 3.30 g/t gold at December 31, 2020 due to conversion drilling and lower cut-off grade parameters for indicated mineral resources at the Whale Tail and V zones. Open pit and underground inferred mineral resources increased by 0.17 million tonnes to 8.81 million tonnes grading 4.49 g/t gold at December 31, 2020 due to lower cut-off grade parameters offset by the conversion of inferred mineral resources to indicated mineral resources at the Whale Tail and V zones.

Meliadine Mine

The Meliadine mine is located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank mine. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. In February 2017, the Board approved the construction of the Meliadine mine. Commercial production at Meliadine was achieved in May 2019.

The Company acquired its 100% interest in the Meliadine project through its acquisition of Comaplex in July 2010.

The mineral reserves and mineral resources of the Meliadine mine are estimated at December 31, 2020 to contain proven and probable mineral reserves of 4.0 million ounces of gold comprised of 21.3 million tonnes of ore grading 5.89 grams of gold per tonne.

The Meliadine property is a large land package that is nearly 80 kilometres long. It consists of mineral rights, a portion of which are held under the Northwest Territories and Nunavut Mining Regulations and administered by the Department of Crown-Indigenous Relations and Northern Affairs Canada and referred to as Crown Land. Crown Land is made up of mining claims and mineral leases. There are also subsurface NTI concessions administered by a division of the Nunavut territorial government. In 2020, approximately C$195,405 was paid to the Department of Crown-Indigenous Relations and Northern Affairs Canada for the mining lease. NTI requires aggregate annual rental fees of approximately C$80,510. Annual exploration expenditure requirements on the NTI concessions were suspended as a result of the COVID-19 pandemic.

The Kivalliq region has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.

Equipment, fuel and dry goods are transported on the annual sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to early October. In October 2013, the Company completed construction of a 24-kilometre-long all-weather gravel road from Rankin Inlet to the project site.

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Location Map of the Meliadine mine (as at December 31, 2020)

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Surface Plan of the Meliadine mine (as at December 31, 2020)

The surface infrastructure at Meliadine is shown on the surface plan map above and consists of modular structures for the dormitory, kitchen and electrical rooms/mechanical modules. The administration office, maintenance shop and warehouse are combined in a pre-engineered building. The process plant, assay laboratory, as well as the power plant, are standard buildings. The site map also shows the mine portals, ventilation raises, open pits, waste rock storage facilities (waste dumps), ore pads, water management structures (collection ponds and saline ponds), attenuation pond and tailings storage facilities (dry stack tailings).

In 2020, the Company continued with the construction of additional water management facilities at Saline Pond No. 4 to provide additional saline water storage and at Collection Pond No. 6 to enable operation of the Waste Rock Storage Facility No. 3. Also, an upgrade was carried out at the Saline Effluent Treatment Plant to increase the capacity for the discharge to sea of saline water during the summer months. In addition, the apron feeder at the crusher dump station was replaced. Three new additional dorm wings were installed at the Main Camp.

In 2021, the Company expects to complete the installation of an additional grinding thickener at the process plant, install two additional mechanical shops, commission a new Water Treatment Complex that will house both the components of the former Effluent Water Treatment Plant and an enhanced Saline Effluent Treatment Plant required

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for the discharge to sea at higher discharge rates as well as the commencement of Collecting Pond No. 2 to enable the operation of the expanded Waste Rock Storage Facility No. 3.

Mining Methods

Mining at Meliadine will be carried out through 12 open pits and two underground mining operations. Underground access is by decline, with long-hole mining methods. Each stope is backfilled, with cemented pastefill and/or cemented rockfill used in primary stopes and dry rockfill for the secondary stopes. A conventional truck/shovel operation is used for the open pits. Mining in 2020 occurred by both underground and open pit at Tiriganiaq.

Surface Facilities

Facilities at the Meliadine mine include the main camp and the exploration camp. The main camp is located approximately 1.8 kilometres north of the Tiriganiaq deposit and began operation in 2017. It consists of 14 wings of modular trailers that can accommodate approximately 700 personnel. It includes a complete kitchen facility and recreational facilities. Power for the main camp is provided by diesel generators that can be transformed to use natural gas and are equipped with a heat recovery system that provides heating for all major infrastructure connected to the power plant. Boiler units were also installed and can serve as a backup heating source. Potable water for the main camp is pumped from Meliadine Lake and treated by a UV system. The exploration camp is located on the shore of Meliadine Lake, approximately 2.3 kilometres east of the Tiriganiaq deposit. The exploration camp consists of three wings of modular trailers that can accommodate up to 139 personnel and includes a complete kitchen facility. Power for the exploration camp is provided by the power generation plant located at the main camp, with diesel generator backups. Potable water for the exploration camp is pumped from Meliadine Lake and is treated by a UV system.

Most flammable waste on site is burned in an incinerator. All hazardous solid and liquid wastes are collected and then transported to a waste management company in southern Canada. Incinerator ashes, plastic and wood are deposited in a landfill while metal objects are recycled or landfilled.

Due to underground activities encountering saline water underneath the permafrost limit, a saline water treatment plant was constructed in 2018 to treat underground saline water. In 2019, the Company completed construction of the necessary infrastructure to discharge saline water into the sea via truck. Permitting activities in connection with the saline water discharge line to the sea are continuing.

An underground portal allowing access to an exploration ramp was built at the Tiriganiaq deposit in 2007 and 2008 to extract a bulk sample for study purposes. This ramp now provides access for services, underground activities and personnel transportation. The construction of a second portal was completed in 2018. The main purpose of this second portal is for production activities, including bringing ore to the crusher feeding the mill.

During development, more than 39 metallurgical test programs were conducted at Meliadine. Based on the results of these tests, a conventional gold circuit was built, comprising crushing, grinding, gravity separation and cyanide leaching, with a CIL circuit, followed by cyanide destruction and filtration of the tailings for dry stacking. The mill was completed and ready to operate early in 2019 and has a name-plate capacity of 3,750 tonnes per day.

In addition to the mill, surface facilities include a tailings storage building, paste plant, a multi-service building that contains administration offices, a maintenance shop and a warehouse, as well as a building that houses the assay laboratory, core shack and emergency response facilities.

Production and Mineral Recoveries

During 2020, the Meliadine mine had payable production of 318,889 ounces of gold (including pre-commercial production of 6,491 ounces of gold) from 1.3 million tonnes of ore grading 7.34 grams of gold per tonne. The production costs per ounce of gold produced at Meliadine in 2020 were $786. The total cash costs per ounce of gold produced at Meliadine in 2020 were $774 on a by-product basis and were $776 on a co-product basis and the processing facility averaged 3,813 tonnes of ore per day and operated 89% of available time. During 2020, gold recovery averaged 96.75%. The production costs per tonne at Meliadine were C$244 and the minesite costs per tonne were C$240 in 2020.

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The following table sets out the metal recoveries at the Meliadine mine in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	7.34 g/t	96.75%	318,889 oz

Gold production during 2021 at the Meliadine mine is expected to be approximately 370,000 ounces from 1.5 million tonnes of ore grading 7.37 grams of gold per tonne at estimated total cash costs per ounce of approximately $736 on a by-product basis, with estimated gold recovery of 96.1%. Minesite costs per tonne of approximately C$218.20 are expected in 2021.

Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters

Land and environmental management in the region of the Meliadine project is governed by the provisions of the NLCA. The Meliadine project is located on Inuit-owned land, where Inuit own both the sub-surface mineral rights (managed by NTI) and the surface land rights (managed by the KIA on behalf of Inuit beneficiaries under the provisions of the NLCA). Consequently, to explore and develop the project, the Company must obtain land use leases from the KIA which have been granted in the form of: a commercial lease by the KIA for exploration and underground development activities, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. A number of right-of-way leases covering road access to the Meliadine project property and esker quarrying on the Inuit-owned lands were also granted by the KIA.

The Company received a project certificate, which set out the terms and conditions for the construction of the Meliadine mine, from the NIRB on February 26, 2015. An application for a Type A water licence from the NWB was received in April 2016. A commercial production land use lease from the KIA was signed on June 30, 2017. In 2020, the Company applied for an amendment to the water license to increase the fresh water consumption and also for an amendment to the effluent criteria to Lake Meliadine. This application is being evaluated by the NWB.

An Inuit Impact and Benefit Agreement for the Meliadine project (the "Meliadine IIBA") was signed with the KIA in July 2015 and amended in March 2017. The Meliadine IIBA addresses inclusion of Inuit values, culture and language at the mine site, protection of the land, water and wildlife, provides financial compensation to Inuit over the mine life and contains provisions for training and employment of Inuit employees and contracting with Inuit firms. In order for the Company to maintain a social licence to operate the Meliadine mine, the commitments included in the Meliadine IIBA are implemented and closely monitored by the Company. Moreover, the implementation of the Meliadine IIBA is managed by working groups with representatives from the Company and the KIA, and reviewed by an Implementation Committee composed of senior representatives of each party. These groups meet regularly to monitor implementation processes and issues.

A revised water certificate as well as federal authorizations to discharge clean but saline water into Hudson Bay were received in early 2019. Discharge via truck commenced in July 2019. The current Project Certificate and Water License allow the mine to collect natural saline groundwater, as well as contact surface runoff water, in separate surface storage ponds. Both water sources are treated and monitored per the Project Certificate and Water License requirements prior to discharging to Lake Meliadine for surface contact water and to the marine environment (Hudson Bay) for the natural saline groundwater. Permitting activities in connection with a saline water discharge line are continuing. In 2020, the Company applied for permits to construct and operate a waterline to discharge treated saline effluent to Hudson Bay. Discussions with NIRB are ongoing as this application is being reviewed.

Capital Expenditures

Total capital expenditures at the Meliadine mine in 2020 were approximately $129.6 million, which included underground development, sustaining capital costs, capitalized exploration as well as development capital expenditures associated with the construction of the Tiriganiaq open pit. In 2021, a total of $119.2 million (including capitalized exploration) in capital expenditures has been budgeted to be spent at the Meliadine mine, which includes $64.8 million in capital expenditures expected to be incurred in connection with the Phase 2 expansion.

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Development

In 2020, 10,813 metres of horizontal development and 58.8 metres of vertical development were completed at the Meliadine mine. For 2021, the Company expects to complete approximately 12,500 metres of horizontal development and 140 metres of vertical development.

Geology, Mineralization, Exploration and Drilling

Geology and Mineralization

Archean volcanic and sedimentary rocks of the Rankin Inlet Greenstone Belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost, and the belt is part of the Western Churchill supergroup in northern Canada. The rock layers have been folded, thrusted, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the property.

The Pyke Fault appears to control gold mineralization on the Meliadine property. At the southern edge of the fault is a series of oxide iron formations that host the seven Meliadine property deposits currently known. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F Zone, Pump, Wolf Main and Wesmeg deposits. The Normeg zone was discovered in 2011 on the eastern end of the Wesmeg zone, near Tiriganiaq. The Wolf (North and Main), F Zone, Pump and Wesmeg/Normeg deposits are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper mineralized material that could potentially be mined with underground methods, and are currently being considered in various studies.

Two bulk samples have been extracted from the exploration ramp. The results confirmed the resource estimation model that has been developed for the two principal zones (Zones 1000 and 1100) at Tiriganiaq and indicated approximately 6% more gold than had been predicted by the block model for these areas. The 2011 bulk sample program also confirmed the previous assessment of the Company's block model in terms of grade continuity, consistency and distribution, and the evaluation of related mining properties through geological mapping, underground chip, channel and muck sampling, and geotechnical observations.

Exploration and Drilling

Gold mineralization was first noted on the Meliadine property in 1972, but extensive exploration did not begin until 1987 when Asamera Minerals and Comaplex began exploration work on the property. The first mineral resources estimate at Meliadine was made by Strathcona Mineral Services in 2005 for then-owner Comaplex, and it comprised indicated mineral resources of 2.5 million tonnes grading 10.8 g/t gold (containing 853,000 ounces of gold) and inferred mineral resources of 1.1 million tonnes grading 13.2 g/t gold (containing 486,000 ounces of gold), with all resources in the Tiriganiaq deposit. Following this, there were annual estimates that gradually included new deposits such as Discovery, F Zone, Pump and Wolf. The final mineral resources estimate made before the Company acquired the property was made by Snowden Mining Industry Consultants for Comaplex in January 2010 and it comprised measured and indicated mineral resources of 12.9 million tonnes grading 7.9 g/t gold (containing 3.3 million ounces of gold) and inferred mineral resources of 8.4 million tonnes grading 6.4 g/t gold (containing 1.7 million ounces of gold).

In 2020, the Company spent C$3.8 million on a conversion drilling program (16,417 metres) at the Tiriganiaq, Wesmeg and Discovery deposits. The Company also spent C$8.2 million on 23,016 metres of delineation drilling at Tiriganiaq for the open pits as well as 26,290 metres for the underground. In addition, the Company spent C$3.5 million on exploration drilling (13,798 metres) mostly at Tiriganiaq, with limited holes targeting extensions of Normeg, Wesmeg and Discovery.

In 2021, the Company expects to spend $8.3 million for 44,000 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump and F-Zone deposits, which are all open at depth.

Elsewhere in the Kivalliq region of Nunavut in 2021, the Company expects to spend $9.0 million for 20,600 metres of drilling on regional exploration, including 7,000 metres of drilling in the Meliadine area with a primary focus on investigating for new open-pit potential near existing infrastructure.

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Mineral Reserves and Mineral Resources

The combined amount of gold in proven and probable mineral reserves at the Meliadine mine at the end of 2020 was 4.0 million ounces (21.3 million tonnes of ore grading 5.89 g/t gold). This represents a decrease of 42,000 ounces of gold in mineral reserves from the end of 2019, after producing 318,889 ounces of gold (329,720 ounces in situ gold mined). The decrease is largely due to ore mined in 2020 offset by the conversion of indicated mineral resources from the Discovery deposit to proven and probable mineral reserves supported by new economic studies. Measured and indicated mineral resources at the Meliadine mine decreased by 5.9 million tonnes to 18.8 million tonnes grading 3.53 g/t gold, primarily due to the conversion of indicated mineral resources to proven and probable mineral reserves. In 2020, there was a decrease in inferred mineral resources of approximately 2.3 million tonnes to 12.3 million tonnes grading 5.82 g/t gold. This decrease in the inferred mineral resources was primarily due to the increase of cut-off grades and delays in exploration results related to COVID-19. The mineral reserves and mineral resources at Meliadine are from open pit and underground deposits.

Southern Business

Pinos Altos Mine

At December 31, 2020, the Pinos Altos mine was estimated to contain proven and probable mineral reserves of 0.88 million ounces of gold and 19.9 million ounces of silver comprised of 13.5 million tonnes of ore grading 2.03 grams of gold per tonne and 45.94 grams of silver per tonne.

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Location Map of the Pinos Altos Mine (as at December 31, 2020)

In 2020, the Pinos Altos mine had payable production of 114,798 ounces of gold and 1.6 million ounces of silver from 1.65 million tonnes of ore grading 2.25 grams of gold per tonne and 51.26 grams of silver per tonne (including production from the flotation plant of 336,476 ounces of silver from 1.65 million tonnes of ore grading 30.68 grams of silver per tonne). The production costs per ounce of gold produced at Pinos Altos in 2020 were $749. The total cash costs per ounce of gold produced at Pinos Altos in 2020 were $749 on a by-product basis and were $1,050 on a co-product basis. The production costs per tonne at Pinos Altos were $63 and the minesite costs per tonne were $66 in 2020.

The following table sets out the metal recoveries at the Pinos Altos mill in 2020.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	2.25 g/t	93.33%	112,025 oz

Silver	51.26 g/t	58.13%	1.6 million oz

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Of the 2020 total, the Pinos Altos heap leach operations had payable production of 2,772 ounces of gold and 112,025 ounces of silver from 137,664 tonnes of ore grading 0.67 grams of gold per tonne and 10.74 grams of silver per tonne.

In addition, the heap leach operations at the Creston Mascota deposit had payable production of 38,599 ounces of gold and 557,843 ounces of silver, including production from the mill process of 17,402 ounces of gold and 288,556 ounces of silver from 138,921 tonnes of ore grading 4.37 grams of gold per tonne and 98.32 grams of silver per tonne and production from the heap leach process of 21,197 ounces of gold and 269,288 ounces of silver from 386,729 tonnes of ore grading 1.14 grams of gold per tonne and 22.00 grams of silver per tonne. The production costs per ounce of gold produced at the Creston Mascota deposit in 2020 were $605. The total cash costs per ounce of gold produced at the Creston Mascota deposit in 2020 were $605 on a by-product basis and were $867 on a co-product basis. The production costs per tonne at the Creston Mascota deposit were $50.22 and the minesite costs per tonne were $62.04 in 2020. The Creston Mascota deposit has now been depleted and the operation has reached the end of its mine life.

Production during 2021 at the Pinos Altos mine is expected to be approximately 122,500 ounces of gold and 1.85 million ounces of silver from 1.9 million tonnes of ore grading 2.14 grams of gold per tonne and 56.96 grams of silver per tonne, at estimated total cash costs per ounce of gold of approximately $702 on a by-product basis, with estimated gold recovery of 93.5% and silver recovery of 53.8%. Minesite costs per tonne of approximately $66.80 for milled ore are expected in 2021.

La India Mine

At December 31, 2020, the La India mine was estimated to contain proven and probable mineral reserves of 0.26 million ounces of gold and 1.2 million ounces of silver comprised of 12.0 million tonnes of ore grading 0.66 grams of gold per tonne and 3.00 grams of silver per tonne.

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Location Map of the La India Mine (as at December 31, 2020)

LA INDIA - TARACHI
MEXICO
690 000 E
700 000 E
710 000 E
720 000 E
3190000 N
3180000 N
3170000 N
3160000 N
N
TARACHI
Chipriona
EL REALITO
LA INDIA
Matarachi
MULATOS DEPOSIT
Agnico Eagle Property
Gold deposits
Roads
Open pits
0
10
kilometres
Coordinate system: UTM NAD27-Z12

During 2020, the La India mine had payable production of 84,974 ounces of gold from approximately 5.5 million tonnes of ore stacked on the heap leach pad grading 0.67 grams of gold per tonne. The production costs per ounce of gold produced at La India in 2020 were $802. The total cash costs per ounce of gold produced at La India in 2020 were $788 on a by-product basis and $803 on a co-product basis. The production costs per tonne were $12 and the minesite costs per tonne at La India were $12 in 2020.

The following table sets out the metal recoveries at La India in 2020.

	Head Grade	Cumulative Metal Recovery	Payable Production

Gold	0.67 g/t	66.92%	84,974 oz

Gold production during 2021 at the La India mine is expected to be approximately 77,000 ounces from 6.6 million tonnes of ore grading 0.54 grams of gold per tonne, at estimated total cash costs per ounce of approximately $1,002 on a by-product basis, with estimated cumulative gold recovery of 67.1%. Minesite costs per tonne of approximately $11.88 are expected in 2021.

Regional Exploration Activities

During 2020, the Company actively explored in Quebec, Nunavut and Ontario in Canada and in the United States, Finland, Sweden and Mexico. The Canadian regional exploration activities were focused on the Amaruq property in

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Nunavut and the Upper Beaver and Upper Canada projects near Kirkland Lake, Ontario. In the United States, exploration activities during 2020 were concentrated on project evaluation. In Mexico, regional exploration was focused on the Santa Gertrudis, La India and Pinos Altos properties. In Finland, regional exploration was focused to the north of the Kittila mine along the Kiistala fault, including the Kuotko deposit. In Sweden, the Company explored the Barsele project. The Partnership focused exploration on the East Gouldie, Odyssey and East Malartic deposits (collectively known as the Odyssey Project) near to the Canadian Malartic mine. At the Company's operating mines, the Company (or the Partnership, in the case of the Canadian Malartic mine) continued exploration programs around the mines. Most of the exploration budget was spent on drilling programs near mine infrastructure along previously recognized gold trends.

At the end of 2020, the Company's total land holdings consisted of 108 projects comprised of 7,117 mineral titles covering an aggregate of 1,014,984 hectares. The Company's land holdings in Canada consisted of 78 projects comprised of 4,397 mineral titles covering an aggregate of 613,729 hectares (of this total in Canada, six projects comprised of 304 mineral titles covering an aggregate of 12,568 hectares are held as a 50% interest with Yamana, including the Canadian Malartic mine). Land holdings in the United States consisted of five properties comprised of 2,371 mineral titles covering an aggregate of 34,389 hectares. Land holdings in Finland consisted of three groups of properties comprised of 75 mineral titles covering an aggregate of 26,000 hectares. Land holdings in Sweden consisted of two projects comprised of 35 mineral titles covering an aggregate of 54,083 hectares (held as a 55% interest with Barsele Minerals Corp.). Land holdings in Mexico consisted of 20 projects comprised of 239 mining concession titles covering an aggregate of 286,783 hectares. The Company is also earning an interest in Orosur Mining Inc.'s Anza project in Colombia (seven mineral titles covering an aggregate of 10,615 hectares) as part of a joint venture agreement with Newmont Corporation.

The total amount of expenditures incurred on regional exploration activities at the Company's exploration properties plus head office overhead, project evaluation and corporate development activities in 2020 was $123 million. This included drilling 642 holes for an aggregate of approximately 164 kilometres on 100% owned properties. It also included the Company's 50% portion of the cost of drilling 154 holes for an aggregate of approximately 130 kilometres on CMC exploration properties.

The budget in 2021 for expenditures on regional exploration activities at the Company's exploration properties plus head office overhead, project evaluation and corporate development activities is approximately $162.6 million, including approximately 331.9 kilometres of drilling on 100% owned properties, and 50% of the costs at the Canadian Malartic mine. For further details of the components of the 2021 exploration budget, see the Company's news release dated February 11, 2021.

Scientific and Technical Information

The scientific and technical information set out in this AIF has been approved by the following "qualified persons" as defined by NI 43-101: mineral reserves and mineral resources for all properties other than the Canadian Malartic mine – Dyane Duquette, P.Geo., Corporate Director, Reserves Development; mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects, such as the Odyssey project – Sylvie Lampron, Eng., Senior Project Mine Engineer at CMC (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at CMC (for geology); exploration – Guy Gosselin, Eng., P.Geo., Senior Vice-President, Exploration; environmental – Carol Plummer, Eng. Senior Vice-President, Sustainability, People & Culture; mining operations, Southern Business – Marc Legault, Eng., Senior Vice-President, Operations – U.S.A., Mexico & Latin America; metallurgy – Paul Cousin, Eng., Vice-President, Operational Sustainability; mining operations, Kittila mine – Francis Brunet, P.Eng., Corporate Director Business Strategy; mining operations, Nunavut mines – Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; and mining operations, Quebec mines – Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada.

Mineral Reserves and Mineral Resources

The Company's mineral reserves and mineral resources estimate was derived from internally generated data or geology reports. Historically, mineral reserves and mineral resources for all properties were estimated using historic three-year average metals prices and foreign exchange rates in accordance with SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current commodity price environment, the Company decided to use price assumptions that are below the three-year average prices for its mineral reserve and mineral resource estimates since 2017.

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ANNUAL INFORMATION FORM

The assumptions used for the 2020 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices				Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00

Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15

Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable

Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

The assumptions used for the 2019 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices					Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)		C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00

Long-life operations and projects –					C$	1.25	MXP17.00	US$1.15

Short-life operations – Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos	$1,200	$15.50	$2.50	$1.00	C$	1.30	MXP18.00	Not applicable

Upper Beaver* Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	C$	1.25	Not applicable	Not applicable

*
The Upper Beaver project has a C$125/tonne net smelter return (NSR) cut-off value

**
The Canadian Malartic mine used a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

The assumptions used for the 2018 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company are set out in the following table.

	Metal prices					Exchange rates

	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)		C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00

Long-life operations and projects –					C$	1.20	MXP16.00	US$	1.15

Short-life operations – Meadowbank mine, Santo Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	C$	1.25	MXP17.00		Not applicable

Upper Canada, Upper Beaver* Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*
The Upper Beaver project has a C$125/tonne net smelter return (NSR) cut-off value

*
The Canadian Malartic mine used a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit)

60     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Set out below are the mineral reserve and mineral resource estimates as of December 31, 2020, as estimated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand):

AGNICO EAGLE     61
ANNUAL INFORMATION FORM

In the tables above setting out mineral reserve information about the Company's mineral projects, and elsewhere in this AIF, the total contained gold ounces stated do not include equivalent gold ounces for by-product metals contained in the mineral reserve. Mineral reserves are not reported as a subset of mineral resources. Tonnage amounts and contained metal amounts in these tables have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. The amounts reported are the Company's percentage interest in the properties as at December 31, 2020. For all mineral reserves, the reported metal grades reflect dilution after mining recovery. For all measured and indicated mineral resources in the properties 100% owned by the Company, the reported metal grades reflect dilution after mining recovery. All other mineral resource estimates do not reflect dilution after mining recovery. The mineral reserve and mineral resource figures presented in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

62     AGNICO EAGLE
           ANNUAL INFORMATION FORM

The scientific and technical information in this AIF has been approved by qualified persons as defined by NI 43-101. This includes the sampling methods, quality control measures, security measures taken to ensure the validity and integrity of samples taken, assaying and analytical procedures and quality control measures and data verification procedures. The methods used by the Company follow the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Best Practice Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves and industry practices. Sample preparation and analyses are conducted by external laboratories that are independent of the Company. In some cases, the sample preparation and the analyses are conducted by the Company's internal laboratories but following the same quality control protocols as the external laboratories. Internally tested samples represent less than 10% of the total samples used for the grade interpolation.

The Company carries out mineral processing and metallurgical testing at each of its mines and exploration projects with mineral reserves and indicated mineral resources. The testing is done in accordance with internal Company protocols and good mineral processing practices. There are no known processing factors or deleterious elements that are expected to have a significant effect on the economic extraction, or potential economic extraction, of gold at the Company's mines or advanced exploration projects.

Mineral Reserves and Mineral Resources

Northern Business

LaRonde Mine at the LaRonde Complex Mineral Reserves and Mineral Resources

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	4,338,000	4,802,000	4,817,000

Average grade – gold grams per tonne	5.11	5.05	4.87

Probable mineral reserves – tonnes	10,828,000	10,117,000	11,561,000

Average grade – gold grams per tonne	6.53	6.48	6.26

Total proven and probable mineral reserves – tonnes	15,166,000	14,920,000	16,378,000

Average grade – gold grams per tonne	6.12	6.02	5.85

Total contained gold ounces	2,984,000	2,888,000	3,081,000

Notes:

(1)
The 2020 proven and probable mineral reserve estimates set out in the table above are based on a net smelter return cut off value of the ore of C$127 to C$153 per tonne. There are no mineral reserves from open pit deposits. The 2020 proven and probable mineral reserves set out in the table above were estimated using assumed metallurgical recoveries of 95.22% for gold, 75.35% for silver, 68.99% for zinc and 77.80% for copper. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 1.1% increase or 1.5% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the LaRonde mine contained indicated mineral resources of 4,904,000 tonnes grading 3.55 g/t gold, 21.39 g/t silver, 0.13% copper and 0.81% zinc and inferred mineral resources of 6,369,000 tonnes grading 4.54 g/t gold, 23.98 g/t silver, 0.27% copper and 1.96% zinc. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde mine by category at December 31, 2020 with those at December 31, 2019. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2020.

	Proven	Probable	Total

December 31, 2019	4,802	10,117	14,920

Processed in 2020	(1,706)	–	(1,706)

Revision	1,242	711	1,953

December 31, 2020	4,338	10,828	15,166

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the LaRonde mine may be found in the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005 and authored by Guy Gosselin, Eng., P.Geo.

AGNICO EAGLE     63
ANNUAL INFORMATION FORM

LaRonde Zone 5 Mine at the LaRonde Complex Mineral Reserves and Mineral Resources

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	5,155,000	3,307,000	4,053,000

Average grade – gold grams per tonne	2.09	2.13	2.03

Probable mineral reserves – tonnes	6,601,000	5,980,000	5,377,000

Average grade – gold grams per tonne	2.08	2.39	2.41

Total proven and probable mineral reserves – tonnes	11,756,000	9,287,000	9,430,000

Average grade – gold grams per tonne	2.08	2.30	2.25

Total contained gold ounces	788,000	686,000	681,000

Notes:

(1)
The 2020 proven and probable mineral reserve estimates set out in the table above are based on a cut-off grade from 1.36 to 1.72 g/t gold. There are no mineral reserves at open pit deposits. The 2020 proven and probable mineral reserves set out in the table above were estimated using assumed metallurgical recovery of 94.8% for gold. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 8.1% increase or 10.7% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the LaRonde Zone 5 mine contained indicated mineral resources of 12,218,000 tonnes grading 1.98 g/t gold and inferred mineral resources of 15,130,000 tonnes grading 2.88 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde Zone 5 mine by category at December 31, 2020 with those at December 31, 2019. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2020.

	Proven	Probable	Total

December 31, 2019	3,307	5,980	9,287

Processed in 2020	(968)	–	(968)

Revision	2,816	621	3,437

December 31, 2020	5,155	6,601	11,756

64     AGNICO EAGLE
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Canadian Malartic Mineral Reserves and Mineral Resources (Agnico Eagle's 50% Interest)

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	25,370,000	23,847,000	23,029,000

Average grade – gold grams per tonne	0.85	0.83	0.89

Probable mineral reserves – tonnes	36,068,000	43,057,000	55,799,000

Average grade – gold grams per tonne	1.31	1.27	1.18

Total proven and probable mineral reserves – tonnes	61,438,000	66,904,000	78,828,000

Average grade – gold grams per tonne	1.12	1.11	1.10

Total contained gold ounces	2,121,000	2,389,000	2,780,000

Notes:

(1)
The Canadian Malartic property is owned by the Partnership, in which the Company holds, directly and indirectly, a 50% interest, with the remaining 50% interest held directly and indirectly by Yamana. The 2020 proven and probable mineral reserves set out in the table above were estimated using an assumed metallurgical gold recovery of between 88% and 97% and a cut off grade from 0.39 to 0.40 g/t gold, depending on the deposit. There are no mineral reserves in underground deposits at December 31, 2020. The operating cost per tonne estimate for the Canadian Malartic mine as of December 31, 2020 was C$19.45 per tonne for Canadian Malartic and the Barnat deposit. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 8.8% increase or 9.6% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the Canadian Malartic property (Agnico Eagle's 50% interest) contained measured open-pit mineral resources of 149,000 tonnes grading 0.55 g/t gold, indicated mineral resources of 538,000 tonnes grading 0.59 g/t gold and inferred mineral resources of 3,532,000 tonnes grading 0.74 g/t gold. It also contained indicated underground mineral resources of 2,028,000 tonnes grading 1.42 g/t gold and inferred underground mineral resources of 156,000 tonnes grading 1.52 g/t gold. The Odyssey Deposit (Agnico Eagle's 50% interest), located near the Canadian Malartic mine, contained underground indicated mineral resources of 1,000,000 tonnes grading 1.90 g/t gold and underground inferred mineral resources of 13,853,000 tonnes grading 2.05 g/t gold. The East Malartic Deposit (Agnico Eagle's 50% interest), located near the Canadian Malartic mine, contained underground indicated mineral resources of 5,658,000 tonnes grading 2.03 g/t gold and underground inferred mineral resources of 43,444,000 tonnes grading 1.91 g/t gold. The East Gouldie Deposit (Agnico Eagle's 50% interest), located near the Canadian Malartic mine, contained underground inferred mineral resources of 31,469,000 tonnes grading 3.17 g/t gold. Gold cut off grades used for mineral resource estimates for Canadian Malartic, Odyssey, East Malartic and East Gouldie were fixed at 75% of the applicable mineral reserve cut off grade. Canadian Malartic open-pit resources cut-off grades vary from 0.29 g/t gold to 0.40 g/t gold depending on depth and location. Canadian Malartic underground resources cut-off grades vary from 1.00 g/t gold to 1.40 g/t gold depending on location. Odyssey mineral resources cut off grades vary from 1.0 g/t gold to 1.30 g/t gold depending on depth from surface. East Malartic mineral resources cut off grades vary from 1.10 g/t gold to 1.40 g/t gold depending on depth from surface and a cut off grade of 1.20 g/t gold was used for mineral resources below the open pit of Canadian Malartic. East Gouldie mineral resources cut off grades vary from 1.10 g/t gold to 1.25 g/t gold depending on depth from surface.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Canadian Malartic mine by category at December 31, 2020 with those at December 31, 2019, stating Agnico Eagle's 50% interest. Revision indicates additional mineral reserves converted from mineral resources during 2020.

	Proven	Probable	Total

December 31, 2019	23,847	43,057	66,904

Processed in 2020	(10,400)	–	(10,400)

Revision	11,923	(6,989)	4,934

December 31, 2020	25,370	36,068	61,438

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Canadian Malartic mine may be found in the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property with an effective date of December 31, 2020, filed with Canadian securities regulatory authorities on SEDAR on March 25, 2021, authored by Pascal Lehouiller, P.Geo., Sylvie Lampron, P.Eng., Guy Gagnon, P.Eng., Nicole Houle, P.Geo. and Francois Bouchard, P.Geo.

AGNICO EAGLE     65
ANNUAL INFORMATION FORM

Kittila Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	2,999,000	1,444,000	491,000

Average grade – gold grams per tonne	4.23	4.55	4.12

Probable mineral reserves – tonnes	27,434,000	27,481,000	30,040,000

Average grade – gold grams per tonne	4.15	4.40	4.50

Total proven and probable mineral reserves – tonnes	30,433,000	28,925,000	30,531,000

Average grade – gold grams per tonne	4.16	4.40	4.50

Total contained gold ounces	4,067,000	4,096,000	4,414,000

Notes:

(1)
The 2020 proven and probable mineral reserves set out in the table above were estimated using a metallurgical gold recovery of 86.2%. Gold cut-off grades used were between 2.46 and 2.64 g/t gold, diluted, depending on depth, for underground mineral reserves. There are no mineral reserves from open pit operations at December 31, 2020. Underground operating cost was estimated between €72.23 and €77.48 per tonne at December 31, 2020. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 7.7% increase or 5.1% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the Kittila mine contained measured mineral resources of 4,748,000 tonnes grading 2.44 g/t gold, indicated mineral resources of 18,228,000 tonnes grading 2.52 g/t gold and inferred mineral resources of 11,993,000 tonnes grading 3.77 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila mine by category at December 31, 2020 with those at December 31, 2019. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2020.

	Proven	Probable	Total

December 31, 2019	1,444	27,481	28,925

Processed in 2020	(1,702)	–	(1,702)

Revision	3,257	(47)	3,210

December 31, 2020	2,999	27,434	30,433

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Kittila mine may be found in the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010, authored by Daniel Doucet, Eng., Dominique Girard, Eng., Louise Grondin, P.Eng., and Pierre Matte, Eng.

66     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Meadowbank Complex (including the Meadowbank mine and the Amaruq satellite deposit at Meadowbank) Mineral Reserves and Mineral Resources

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	983,000	209,000	1,230,000

Average grade – gold grams per tonne	2.07	1.90	1.68

Probable mineral reserves – tonnes	22,236,000	25,903,000	25,315,000

Average grade – gold grams per tonne	3.95	3.97	3.58

Total proven and probable mineral reserves – tonnes	23,220,000	26,112,000	26,546,000

Average grade – gold grams per tonne	3.87	3.96	3.49

Total contained gold ounces	2,891,000	3,320,000	2,979,000

Notes:

(1)
The 2020 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used metallurgical gold recoveries ranging from 92.38% to 95%, depending on the deposit and grade. The cut-off grade used for open pit mineral reserves varied from 1.21 to 2.147 g/t gold, depending on the deposit and whether it is incremental ore or full cost ore. The operating costs used for the open pit mineral reserve estimate as of December 31, 2020 is C$104.15 per full cost tonne and C$62.57 per incremental tonne, including an additional haulage cost of C$14.77 per tonne for the Amaruq satellite deposit mineral reserves. The cut-off grade used for underground mineral reserves at Amaruq varied from 3.33 to 3.36 g/t gold, depending on the deposit. The operating costs used for the Amaruq underground mineral reserve estimate as of December 31, 2020 varied from C$155.44 to C$161.29 per tonne, depending on the deposit. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 4.7% increase or 4.1% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the Meadowbank Complex contained indicated mineral resources of 14,738,000 tonnes grading 3.3 g/t gold and inferred mineral resources of 8,814,000 tonnes grading 4.49 g/t gold. Gold cut off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meadowbank Complex by category at December 31, 2020 with those at December 31, 2019. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2020.

	Proven	Probable	Total

December 31, 2019	209	25,903	26,112

Processed in 2020	(2,603)	–	(2,603)

Revision	3,377	(3,667)	(290)

December 31, 2020	983	22,236	23,220

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meadowbank Complex may be found in the Technical Report on the Mineral Resources and Mineral Reserves at the Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018, authored by David Paquin Bilodeau, P.Geo., Robert Badiu, P.Geo., Pierre McMullen, P. Eng. and Karl Leetmaa, P. Eng.

AGNICO EAGLE     67
ANNUAL INFORMATION FORM

Meliadine Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2020	2019	2018

Gold

Proven mineral reserves – tonnes	1,468,000	866,000	150,000

Average grade – gold grams per tonne	6.89	7.14	5.67

Probable mineral reserves – tonnes	19,801,000	19,883,000	16,585,000

Average grade – gold grams per tonne	5.81	6.05	6.99

Total proven and probable mineral reserves – tonnes	21,270,000	20,749,000	16,736,000

Average grade – gold grams per tonne	5.89	6.10	6.97

Total contained gold ounces	4,025,000	4,067,000	3,753,000

Notes:

(1)
The 2020 proven and probable mineral reserves set out in the table above were estimated using a metallurgical gold recovery ranging from 86.6% to 96.5% depending on the deposit and grade. The cut-off grades used for open pit mineral reserves varied from 1.69 to 2.07 g/t gold diluted depending on deposit and grade. The cut-off grades used for underground mineral reserves varied from 1.69 to 4.26 g/t gold diluted. The operating costs used for the open-pit mineral reserves estimates as of December 31, 2020 ranged from C$91.33 to C$99.77 per tonne, depending on the deposit and the grade. The operating costs used for the underground mineral reserves estimates as of December 31, 2020 ranged from C$84.03 to C$205.26 per tonne depending on the deposit, grade and location. The Company estimates that a $125 (10%) increase or decrease in the gold price assumption would result in an approximate 6.5% increase or 7.7% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2020, the Meliadine mine contained measured mineral resources of 81,000 tonnes grading 3.66 g/t gold, indicated mineral resources of 18,697,000 tonnes grading 3.53 g/t gold and inferred mineral resources of 12,267,000 tonnes grading 5.82 g/t gold. Gold cut-off grades used for mineral resource estimates were fixed at 75% of the applicable mineral reserve cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meadowbank Complex by category at December 31, 2020 with those at December 31, 2019. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2020.

	Proven	Probable	Total

December 31, 2019	866	19,883	20,749

Processed in 2020	(1,395)	–	(1,395)

Revision	1,997	(82)	1,915

December 31, 2020	1,468	19,801	21,270

(4)
The breakdown of open pit and underground mineral reserves at the Meliadine project (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2020 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit	181	4.10	24

Proven mineral reserves	Underground	1,288	7.28	301

Probable mineral reserves	Open pit	5,460	4.70	826

Probable mineral reserves	Underground	14,342	6.23	2,874

Total proven and probable mineral reserves		21,270	5.89	4,025

(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meliadine project may be found in the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015, filed with Canadian securities regulatory authorities on March 12, 2015, authored by Julie Larouche, P.Geo., Denis Caron, Eng., Larry Connell, P.Eng., Dany Laflamme, Eng., François Robichaud, Eng., François Petrucci, P.Eng. and Alexandre Proulx, Eng.

68     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Principal Products and Distribution

The Company earns substantially all of its revenue from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue is generated from the production and sale of by-product metals, namely silver, zinc and copper. The gold produced by the Company is sold in refined form, primarily in the London spot market. The Company is not dependent on any particular purchaser of its principal product.

Employees

As of December 31, 2020, the Company had 11,421 employees comprised of 6,210 permanent employees, 4,872 contractors, 272 temporary employees and 67 students (including 100% of the Partnership's employees). Of the permanent employees, 959 were employed at the LaRonde Complex, 420 at the Goldex mine, 829 at the Canadian Malartic mine (including 7 in the Canadian Malartic office), 456 at the Kittila mine (with an additional 8 at the Finnish exploration group), 831 at the Meadowbank Complex (including 2 at the Baker Lake office and 43 in Quebec), 659 at the Meliadine mine (including 2 at the Rankin Inlet office and 38 in Quebec), 1,044 at the Pinos Altos mine (with an additional 36 at Exploration Mexico, 3 at Projects Operation Mexico and 8 at Regional Mexico), 110 at the Creston Mascota deposit at Pinos Altos, 408 at the La India mine, 57 in the exploration group in Mexico, 49 in the exploration group in Canada and the United States (including the Kirkland Lake and Hammond Reef properties), 166 at the regional technical office in Abitibi, 10 at the regional office in Sweden and 157 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2020, 2019 and 2018 was 6,210, 6,193 and 5,990, respectively.

Competitive Conditions

The precious metal exploration and mining business is a highly competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees.

The ability of the Company to continue its mining business in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. See "Risk Factors" for a description of additional competitive risks the Company faces.

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Sustainable Development

In 2020, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility for 'maintaining high standards in sustainability', to exploration and acquisition activities, day to day operations and site closure. The formal integration of this process began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. This policy was updated in 2019 with enhanced commitments to the protection of human rights and a greater emphasis on risk management. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Risk Management and Monitoring System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing a similar system at the Canadian Malartic mine in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry-leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems under eight performance elements: crisis management; energy use and greenhouse gas emissions management; tailings management; biodiversity management; health and safety; indigenous and community relations; prevention of child and forced labour; and water stewardship.

The Company has adopted and implemented the World Gold Council's Conflict-Free Gold Standard. This implementation was initiated on January 1, 2013. In 2019, the Company committed to the application of the World Gold Council's Responsible Gold Mining Principles (the "RGMP"). These commitments have also been integrated into the RMMS.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights (the "VP"), a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. An external audit of the VP was performed at La India mine in 2018 and the Pinos Altos mine in 2019. In 2021 the Company intends to complete integrated audits at all operations that will satisfy the audit requirements of RMMS, TSM, RGMP and VP.

In 2018, the Company adopted an Indigenous Engagement Policy and a Diversity and Inclusion Policy and in 2019, a Diversity Advisory Council was established. An internal review was completed at each site to identify best practices as well as any obstacles or barriers to the successful implementation of these policies. In 2020, renewed focus was placed on Diversity and Inclusion initiatives and an action plan implemented.

The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com. The Canadian Malartic mine's sustainable development report is available at its website, www.canadianmalartic.com. The information on these websites does not form part of this AIF.

Employee Health and Safety

In 2020, a combined lost-time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 1.02 was achieved, a slight increase from the 2019 rate of 0.98, but below the target rate of 1.05. Extensive health and safety training continued to be provided to employees during 2020. The Canadian Malartic mine's combined accident frequency rate in 2020 was 0.71, a decrease from the 2019 rate of 1.20 and below the target rate of 1.00.

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2020 was marked by the COVID-19 pandemic. From the early days of the outbreak of the pandemic, the Company implemented extraordinary measures with a constant focus on protecting the health and safety of its employees, on protecting and supporting the communities in which it operates and on protecting its operations. Throughout the year, the Company continually enhanced its safety protocols, maximized teleworking where possible and increased its testing capacity. By year end, five testing facilities were in place to support the Canadian operations and one testing facility, funded by the Company, was available to the Kittila operation as well as to all the residents of Kittila municipality. In Mexico, the local teams provided resources to local health centres and hired additional doctors to help in the communities. Work continued at the end of 2020 to continue to fight the spread of COVID-19 in all the Company's operating regions.

One of the measures implemented by the Company systematically across all operations and exploration properties to improve safety performance is the workplace safety card system. Developed by the Quebec Mining Association (the "AMQ"), the safety work card system guides workers and supervisors in using risk-based thinking in their duties. Workers and supervisors meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, the nature of risks or issues and other relevant information. In addition, it improves efficiency and safety by facilitating the exchange and analysis of relevant information between shifts as well as with the various technical support services.

In 2020, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 50 of the Company's (and partnership's) supervisors from the LaRonde, Goldex and Canadian Malartic mines for keeping their workers safe. The supervisors received AMQ security awards for between 50,000 and 450,000 hours supervised without a lost-time accident. Additionally, Goldex and Canadian Malartic were honoured with F.J. O'Connell awards for excellence in health and safety performance during the previous year.

In 2020, the National Mining Association of Mexico awarded the La India mine the Jorge Rangel Zamorano – Silver Helmet award as the safest mine in Mexico in the open pit category (500 employees) for the third year in a row.

Each of the Company's mining operations has its own emergency response plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations are performed at all divisions on an annual basis. The TSM Initiative also contains a Health and Safety protocol which has been implemented at each of the Company's mining operations.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2020, the overall Company average for local hiring was 69% (including Canadian Malartic). The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed and in 2018, the Amaruq IIBA was signed. In 2020, the Company continued its dialogue with First Nations in the Abitibi region and with First Nations around the Kirkland Lake project.

The Company has adopted a reconciliation action plan consistent with the call for action No. 92 of the Truth and Reconciliation Commission of Canada: Calls to Action, the first step of which was to give training on First Nations matters to the Company's senior management, and which was completed in 2018. In 2020, the Company continued to make progress with this call to action by engaging in discussions with the First Nations communities in the regions of our mines and projects in Nunavut, Quebec and Ontario.

The Canadian Malartic mine continued its contribution to the Malartic economic development fund which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine. In 2020, a collaboration agreement was signed with the Abitibiwinni, Lac Simon, Long Point and Kitcisakik Anishinabeg First Nations aimed at the

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sustainable development of these four First Nations and their increased participation in the mine's activities and projects.

"Good Neighbour Guides" were implemented at the LaRonde and Goldex mines in 2020 and the Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos and La India mines.

The COVID-19 pandemic impacted the communities surrounding the Company's operations as much as if not more than the mines themselves. In March, the Company made the decision to send our Nunavummiut employees home in order to comply with health guidelines issued by the Government of Nunavut and protect the communities by isolating the mines. In mid-year, the "Good Deeds Brigade" was established where our Nunavummiut employees could earn 100% of their base salary by volunteering at community based initiatives. At year-end, the Company continued to pay 75% of the base salaries to these employees who remain at home and 100% to those volunteering in the Good Deeds Brigade.

In 2020, COVID-19 impacted Mexico more than any other region where the Company operates. The Company engaged additional doctors at our Pinos Altos and La India mines. In addition to these doctors, the Company provided health supplies to local health clinics, donated food and supplies to households in need and continued with community engagement work.

In Quebec and Finland, the Company made numerous donations in an effort to support distressed local businesses and individuals impacted by the pandemic and the Company supports a COVID-19 testing facility near its Kittila mine.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

Environmental Protection

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 14001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

In 2020, the Company received two warning letters from Environment and Climate Change Canada in relation to total suspended solids non-compliances at Meliadine and Meadowbank and the Partnership received two non compliance notices for NOx emissions. The Company's teams of on site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

The Company's total liability for reclamation and closure cost obligations at December 31, 2020 was estimated to be $606 million (including the Company's 50% share of the Canadian Malartic reclamation costs). For more information please see note 12 to the Annual Financial Statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

IT Systems

The Company relies on its information technology systems, including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, "IT systems"), and the IT systems of third-party service providers, to operate its business as a whole. See "Risk Factors – The Company is dependent on information technology systems."

The Company has instituted protocols to monitor and run vulnerability scanning on a daily basis that provides information on security risks which can then be addressed by the Company's cybersecurity team. The Company's protocols include documented Industrial Cybersecurity Standards for Operational Technology based on ISA/IEC

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62443 standards and the use of security technologies to isolate, monitor and control access to operational systems. In addition, the Company partners with Public Safety Canada and other gold mining companies to identify and understand risks specific to the mining industry. In addition, the Company has implemented an employee cyber security awareness program that is used throughout the Company.

The Company's management periodically reports to the Board, on at least an annual basis, with respect to the Corporation's cybersecurity status and statistics. In addition, the Company periodically performs audits of its IT systems by external information technology experts. For example, in 2018 the Company completed a third party audit of the Company's "operational technology" systems.

The Company maintains an information security risk insurance policy. The Company has not experienced an information security breach in the last three years.

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RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations.

The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom.

The Company is subject to risks related to pandemics and other health emergencies, which could significantly disrupt its operations and could have a material adverse effect on the Company's financial performance and results of operations. In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 (which for purposes of this AIF, where applicable, includes any variants thereof), and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty. COVID-19 and these measures could have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate and the availability of insurance and the cost thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at one or more of its mines. COVID-19 and associated responses could also have an adverse effect on the Company's ability to procure inputs required for the Company's operations and projects. The occurrence of one or more of these events or circumstances could have a material adverse effect on the Company's business and results of operations. For example, on March 23, 2020 the Quebec Order required non-essential businesses in Quebec be closed from March 25, 2020 to April 13, 2020. Accordingly, the Company suspended mining operations the LaRonde Complex, the Goldex mine and the Canadian Malartic mine. The Company also reduced activities at the Meliadine and Meadowbank mining operations in Nunavut, which are fly-in/fly-out mining operations serviced out of Mirabel and Val-d'Or, Quebec. As a result, among other things, of the Quebec Order, on March 24, 2020 the Company determined to withdraw its guidance for 2020 regarding expected production volumes and costs. On April 2, 2020, as a result of a decree by the Government of Mexico that all non-essential businesses suspend operations until April 30, 2020, the Company suspended mining operations at the Company's Pinos Altos mine, Creston Mascota mine and La India mine. As a result, in the second quarter of 2020, operations at seven of the Company's eight mines were suspended or reduced. The Company cannot provide any assurances that governments in the regions it operates will not implement measures that result in the suspension or reduction of mining operations at one or more of its mines.

The Company's Nunavut operations (including the Meadowbank Complex, Meliadine mine and Hope Bay mine) are located in remote areas and operate as fly-in/fly-out camps, meaning site employees and contractors are housed in on-site accommodations during the periods in which they are working. Because of the concentration of personnel working and living in a small area, risks associated with communicable diseases are higher at these sites. The Company may in the future, based on its assessment of relevant risks at the time, elect to reduce or suspend operations at these or other sites as a precautionary measure or as a result of or in response to government or community actions. Further, COVID-19, and measures taken to attempt to reduce the spread of COVID-19, may affect the Company's ability to ship the materials that the Company requires for its Nunavut operations during Nunavut's limited annual shipping season. If the Company is unable to acquire and transport necessary supplies during the limited shipping season it may result in a slowdown or stoppage of operations at these operations and may delay construction or expansion projects planned for the sites. See "– The Company may experience difficulties at its Nunavut operations as a result of their remote location". Any of these events or circumstances could have a material adverse effect on the Company's business and results of operations.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could negatively affect financial markets, including the price of gold and the trading price of the Company's shares, could adversely

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affect the Company's ability to raise capital, and could cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. If the price of gold declines, the Company's revenues from its operations will also decline. See "– The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices". Any of these developments, and others, could have a material adverse effect on the Company's business and results of operations.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company's earnings are directly related to commodity prices, as revenues are derived from the sale of gold, silver, zinc and copper. Gold prices, which have the greatest impact on the Company's financial performance, fluctuate widely and are affected by numerous factors, including, central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold, changes in supply and changing investor or consumer sentiment (including in connection with transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives and other factors), all of which are beyond the Company's control. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities or world events, including concerns relating to the spread of COVID-19. For example, from March 6, 2020 to March 16, 2020, the London P.M. Fix (as defined below) fell almost $200 per ounce, from $1,683.65 per ounce to $1,487.70 per ounce. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's realized or anticipated all-in sustaining costs per ounce of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. In addition, such fluctuations may require changes to the mine plans. The Company's current mine plans and mineral reserve and mineral resource estimates are generally based on a gold price of $1,250 per ounce (see "Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company"). If the price of gold falls below such levels, the mines may be rendered uneconomic and production may be suspended. In addition, lower gold prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and estimates of mineral reserves and mineral resources may be reduced. Also, increased volatility in the price of gold may result in the Company delaying or abandoning some of its growth projects. Further, the prices received from the sale of the Company's by-product metals produced at its LaRonde mine (silver, zinc and copper) and its Pinos Altos, La India and Canadian Malartic mines (silver) affect the Company's ability to meet its targets for total cash costs per ounce or all-in sustaining costs per ounce of gold produced when such measures are calculated on a by-product basis. By-product metal prices fluctuate widely and are also affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Board-approved price risk management policy, the Company may review this practice on a project by project basis. See "Risk Profile – Commodity Prices and Foreign Currencies" and "Risk Profile – Financial Instruments" in the Annual MD&A for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2021 (to March 22)	2020	2019	2018	2017	2016

High price ($ per ounce)	1,943	2,067	1,546	1,355	1,346	1,366

Low price ($ per ounce)	1,687	1,474	1,270	1,178	1,151	1,077

Average price ($ per ounce)	1,804	1,770	1,392	1,269	1,257	1,251

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On March 22, 2021, the London P.M. Fix was $1,736 per ounce of gold.

The assumptions that underlie the estimates of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out in "Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company" in this AIF and under the heading "Risk Profile" in the Annual MD&A.

The Company is largely dependent upon its mining and milling operations at its LaRonde Complex, Canadian Malartic mine, Kittila mine, Meliadine mine and Meadowbank Complex and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company's operations at the LaRonde Complex and Canadian Malartic mine in Quebec, the Kittila mine in Finland and the Meliadine mine and Meadowbank Complex in Nunavut accounted for approximately 20%, 16%, 12%, 18% and 12%, respectively, of the Company's gold production in 2020 and are expected to account for a significant portion of the Company's gold production in the future. Also, in 2020 the LaRonde Complex, Canadian Malartic mine, Kittila mine, Meliadine mine and Meadowbank Complex accounted for approximately 26%, 17%, 12%, 19% and 5%, respectively, of the Company's operating margin. Any adverse condition affecting mining or milling conditions at these mines could be expected to have a material adverse effect on the Company's financial performance and results of operations (see "– If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production" and "– The Company is subject to risks related to pandemics and other outbreaks of communicable diseases, as well as the economic impacts that result therefrom").

Further, the Meliadine mine and the Meadowbank Complex are subject to risks associated with operating mining operations in a remote location (see "– The Company may experience difficulties at its Nunavut operations as a result of their remote location").

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the LaRonde Complex, Canadian Malartic mine, Kittila mine, Meliadine mine and Meadowbank Complex for a substantial portion of its gold production and cash flow provided by operating activities. There can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current production and mineral reserves.

The Company may experience difficulties at its Nunavut operations as a result of their remote location.

The Meadowbank Complex is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake and the Amaruq satellite deposit at Meadowbank is located 50 kilometres northwest of the Meadowbank minesite. The closest major city to the Meadowbank Complex is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. The Company built a 110-kilometre all-weather road from Baker Lake to the Meadowbank minesite, which provides summer shipping access via Hudson Bay to the Meadowbank Complex and a 64-kilometre all-weather road between the Meadowbank minesite and the Amaruq satellite deposit. However, the Company's operations are constrained by the remoteness of the complex and the satellite operation, particularly as the port of Baker Lake is only accessible approximately ten weeks per year. Most of the materials that the Company requires for the operation of the Meadowbank Complex must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, or if ore transportation from Amaruq to Meadowbank is negatively affected or is not as anticipated, it may result in a slowdown or stoppage of operations and/or cost increases at the Meadowbank Complex or the Amaruq satellite deposit. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this shipping window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations. For example, a March 2011 fire at the kitchen facilities of the Meadowbank mine required operations to be reduced at the mine, which resulted in gold production at the mine being below expected levels in 2011.

The Company's Meliadine mine, 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires to operate the Meliadine mine must be transported through the port of Rankin Inlet during its approximately 14-week shipping season. If the Company is unable to acquire and

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transport necessary supplies during this time it may result in a slowdown or stoppage of operations and/or cost increases at the Meliadine mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Rankin Inlet during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations.

The Company's recently acquired Hope Bay mine is located in the Kitikmeot District of Nunavut in northern Canada, approximately 125 km southwest of Cambridge Bay and 685 km northeast of Yellowknife, Northwest Territories. Most of the materials that the Company requires to operate the Hope Bay mine must be transported during the ice-free period of August-September when ships and barges can access the site. If the Company is unable to acquire and transport necessary supplies during this time it may result in a slowdown or stoppage of operations and/or cost increases at the Hope Bay mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations.

The remoteness of the Nunavut operations also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company's ability to attract and retain qualified mining, exploration and construction personnel. Further, the Company's Nunavut operations are subject to risks relating to the transportation of personnel to and from the sites. See "– The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom." If the Company is unable to attract and retain sufficient personnel or contractors on a timely basis, the Company's Nunavut operations may be adversely affected.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

The Company's gold production may be negatively impacted as a result of mining accidents such as, cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as, a failure of a production hoist, autoclave, filter press or SAG mill, the failure of, or inadequate capacity of, the Company's tailings management or water storage facilities, or the impacts of wildlife (including caribou), on mining activities. In addition, production may be reduced if, among other things, during the course of mining or processing, unfavourable weather conditions, ground conditions, high geomechanical stress areas or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The occurrence of one or more of these events could adversely affect the Company's financial performance and results of operations.

The LaRonde mine continues to experience seismic events, which have resulted in some areas of the mine being under periodic closure to mitigate seismicity risk and to carry out rehabilitation activities. As the Company mines deeper at the LaRonde mine, the risks of more frequent and larger seismic events increase. In addition, seismic activity has the potential to negatively affect the infrastructure upon which the LaRonde Complex relies (including the mill and tailings facilities) as well as community relations. Seismic events also occur at the Goldex mine. The Company cannot be certain that a significant seismic event will not occur which could adversely affect the Company's financial performance and results of operations.

While the Company has met or exceeded its gold production forecasts since 2012, it failed to do so from 2008 to 2011, primarily due to: delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008; autoclave issues at Kittila, filtering issues at Pinos Altos and dilution issues at Lapa in 2009; lower throughput at the Meadowbank mill due to a bottleneck in the crushing circuit and continued autoclave issues at the Kittila mine in the first half of the year in 2010; and suspension of mining operations at the Goldex mine due to geotechnical concerns with the rock above the mining horizon, a fire in the Meadowbank mine kitchen complex that negatively affected production and lower than expected grades at the Meadowbank and LaRonde mines in 2011. In addition, in 2020, the Company withdrew its full year 2020 production and cash costs guidance released on February 13, 2020 (the "Original Guidance") due to uncertainty related to the COVID-19 pandemic. While the Company released updated 2020 production and cash costs guidance on April 30, 2020, and ultimately exceeded this updated guidance, the updated gold production forecast and actual 2020 gold production was lower than the Original Guidance.

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Despite meeting or exceeding production forecasts since 2012, gold production was negatively affected by: the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos as a result of issues with the phase one leach pad liner in 2012; an extended maintenance shutdown at Kittila during the second quarter of 2013, during which the mine only operated for 14 days in the quarter, and a 16-day unplanned shutdown related to the LaRonde hoist drive in 2013; ten days of downtime resulting from a production hoist drive failure at LaRonde in 2014; lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected production in 2015; an unscheduled shutdown of the secondary crushing circuit for maintenance at Meadowbank and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant at Canadian Malartic in 2016; an unplanned temporary hoist and mill shutdown at Goldex in 2017; an unscheduled five-day mill shutdown at LaRonde and lower than expected grades at Kittila in 2018; the slower than expected ramp up in production at the Amaruq satellite deposit at the Meadowbank Complex, challenging ground conditions at the Cerro Colorado underground operations at Pinos Altos, higher clay content in the ore at La India that impacted the tonnes of ore stacked on the heap leach pad in 2019 and wear issues with the apron feeder at Meliadine; and the impacts of the COVID-19 pandemic in 2020.

Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at Canadian operations are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2016 to December 31, 2020, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$0.82 per $1.00 to a low of C$0.69 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Risk Profile – Commodity Prices and Foreign Currencies" in the Annual MD&A for a description of the assumptions underlying the sensitivity calculations. In addition, the majority of the Company's operating costs at the Kittila mine are incurred in Euros and a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The Company's ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines and/or expansion or optimization of existing mining operations.

The Company's production forecasts are based on full production being achieved at all of its mines. The Company's ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines and/or expansion or optimization of existing mining operations. Risks and uncertainties inherent in all new projects include the accuracy of mineral reserve estimates, metallurgical recoveries, geotechnical and other technical assumptions, capital and operating costs and future commodity prices. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, local community relations or other events, could result in one or more of the Company's planned projects becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company's estimates or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with a project, in which case, the project may not proceed either on its original timing or at all.

Frequently, new mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from

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actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. For example, in 2019 the Company experienced issues related to pit dewatering and lower than expected equipment availability at the Meadowbank Complex and the apron feeder at the Meliadine mine.

The Company believes that the LaRonde mine extension, which commenced operation in late 2011, is the deepest mining operation in the Western Hemisphere with operations more than three kilometres below the surface. The Company's operations at the LaRonde mine rely on infrastructure installed in connection with the extension for hauling ore and materials to the surface, including a winze and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2012, challenges associated with excess heat and congestion at the lower parts of the mine delayed the ramp up of production and, in 2013, throughput at the LaRonde mine was reduced as a result of 16 days of unplanned shut down to the hoist drive. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company's expectations. In 2017-2018, many of the delays at the LaRonde mine were related to seismic activity, with day-to-day operations delayed due to non-entry protocols following a seismic event; typical delays lasted approximately 12 hours; with no single delay lasting more than 48 hours to regain access to the active mining front; and in December 2019, the Company temporarily suspended mining activity in the West mine area to reinforce ground support in the main ramp and access points on various levels due to an increase in seismicity in the West mine area outside of normal protocols. In addition, the Company continues to evaluate the potential to mine below the currently planned 3.1 kilometre depth at LaRonde, or the LaRonde 3 deposit, which will likely face similar or greater challenges relating to operating at depth.

The further development of the Kittila and Pinos Altos mines, as well as the development of the new mining zones at the Goldex mine and the construction of the Odyssey and Amaruq underground projects, requires the construction and operation of new mining infrastructure and, at Kittila, expanded milling operations and the construction of a shaft. The construction and operation of underground mining facilities and the expansion of milling facilities are subject to risks, including unforeseen geological formations, implementation of new mining or milling processes, delays in obtaining required construction, environmental or operating permits and engineering and mine or mill design adjustments, any of which may result in lower than expected or delayed production.

The Company's total cash costs per ounce and all-in sustaining costs per ounce of gold produced depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

The Company's total cash costs per ounce and all-in sustaining costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro and Mexican peso, smelting and refining charges, production royalties, the price of gold and by-product metals (when calculated on a by-product basis) and the cost of inputs used in mining operations. At the LaRonde Complex, the Company's total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production. At the Canadian Malartic, Pinos Altos and La India mines, the Company's total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce and all-in sustaining costs per ounce from the Company's operations at its mines in Canada, Mexico and Finland are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar, Mexican peso and the Euro, respectively. Total cash costs per ounce and all-in sustaining costs per ounce at all of the Company's mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), energy, steel and chemical reagents. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and/or mining activities.

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Total cash costs per ounce and all-in sustaining costs per ounce are not recognized measures under US GAAP or IFRS, and this data may not be comparable to data presented by other gold mining companies. See "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" in this AIF for a discussion of non-GAAP measures.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and mineral resource estimates are based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves at most of its properties based on, among other things, a $1,250 per ounce gold price. The yearly average gold price has been above $1,250 per ounce since 2011 (other than 2015); however, prior to that time, yearly average gold prices were below $1,250 per ounce. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. For example, the Company recognized impairment losses in an aggregate amount of $389.7 million as at December 31, 2018 related to the Canadian Malartic mine, the La India mine and the El Barqueno project. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained. See "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources".

The Company's properties and mining operations may be subject to rights or claims of indigenous groups and the assertion of such rights or claims may impact the Company's ability to develop or operate its mining properties.

The Company currently operates in, and in the future may operate in or explore additional, areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. This may affect the Company's ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada and Mexico, in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

In addition, some of the Company's properties in Mexico are held by agrarian community groups, or Ejidos, which results in the Company needing to contract with the local communities surrounding its properties in order to obtain surface rights to land needed in connection with the Company's mining, development and exploration activities. The Company's inability to maintain and periodically renew or expand these surface rights on favourable terms or otherwise could have an adverse effect on the Company's business and financial condition.

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There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company's activities or against the government's position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

The Company is subject to the risks associated with foreign operations.

The Company's operations include mines in Finland and in northern Mexico. Collectively, these mines accounted for approximately 26% of the Company's gold production in 2020 and are expected to account for approximately 22% of the Company's gold production in 2021. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; restrictions or travel; hostage taking; security issues (including thefts of gold from a mine); changing political conditions; and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Finland and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, Finland and Mexico have significantly different laws and regulations than Canada and there are cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's other operations. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

In the future, the Company may choose to operate in foreign jurisdictions other than Finland and Mexico. For example, the Company currently has exploration properties or activities in each of the United States, Sweden and Colombia, as well as strategic investments in companies holding properties in the Dominican Republic, Colombia and Panama. Such operations would inherently be subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian, Finnish and Mexican properties.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

The Company regularly evaluates opportunities to acquire all or a portion of the securities or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale or scope of the Company's business and may expose the Company to new geographic, political, operating, financial, geological or reputational risks or the mining of primary metals other than gold. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as: due diligence failures; the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of

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uniform standards, controls, procedures and policies; the impairment of relationships with employees, suppliers and contractors as a result of any integration of new management personnel; the potential unknown liabilities (including potential environmental liabilities and permitting gaps, community issues, indigenous title and consultation and accommodation issues, or any prior bribery or corruption activities) associated with acquired assets and businesses; and for acquisitions that result in joint ownership, the risks associated with the conduct of joint operations (see "– The Company is subject to the risks normally associated with the conduct of joint operations."). Potential acquisition targets may operate in jurisdictions in which the Company does not operate and that may have a different risk profile than the jurisdictions in which the Company currently operates (see "– The Company is subject to the risks associated with foreign operations."). In addition, the Company may need additional capital to finance any acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its guaranteed senior unsecured notes referred to under "Material Contracts" below to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that no event of default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

The Company is subject to the risks normally associated with the conduct of joint operations.

The Company holds a direct and indirect 50% interest in the Canadian Malartic mine through the Partnership, with the remaining interest in this property being held indirectly by Yamana. The Company's interest in the Canadian Malartic mine is subject to the risks normally associated with the conduct of partnerships and other joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on Company's profitability or the viability of its interests held through joint operations, which could have a material adverse effect on the Company's financial performance and results of operations: (i) lack of control over the joint operations and disagreement with partners on how to explore, develop or operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of jointly held properties; (iii) inability of partners to meet their obligations to the joint operation or third parties; (iv) litigation between joint venture partners regarding joint operation matters; and (v) liability that might accrue to partners as a result of the failure of the joint venture or general partnership to satisfy its obligations. In addition to the Partnership, (i) in 2015, the Company entered into a joint venture with Barsele Minerals Corp. with respect to the Barsele project in Sweden, (ii) in 2020, the Company entered into a joint venture with Newmont Corporation with respect to the Anza project in Colombia, and (iii) in 2021, the Company entered into a joint venture with Maple Gold Mines Ltd. with respect to the Douay and Joutel properties in Quebec. The Company may enter into additional joint ventures or partnerships in the future.

To the extent that the Company is not the operator of its joint venture properties, the Company will be dependent on the operators for the timing of activities related to these properties and the Company will be largely unable to direct or control the activities of the operators. The Company also will be subject to the decisions made by the operators regarding activities at the properties, and will have to rely on the operators for accurate information about the properties. Although the Company expects that the operators of the properties in which it owns a joint venture interest will operate these properties in accordance with industry standards and in accordance with any applicable operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals. In addition, where the Company is the operator, it will be subject to the limitations put on it by any joint venture or other agreement in respect of the project. Such limitations may result in the Company's inability to undertake the operations it would if it were the sole owner of the project.

The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company's earnings.

The Company conducts annual impairment assessments of goodwill and, at the end of each reporting period, the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. For example, the

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Company recognized impairment losses in an aggregate amount of $389.7 million as at December 31, 2018 related to the Canadian Malartic mine, the La India mine and the El Barqueno project.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company's life-of-mine plans, as well as economic factors beyond management's control, such as gold prices, discount rates and observable net asset value multiples. Should management's estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company's earnings. The timing and amount of such impairment charges is difficult to predict.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company's ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

The Company's unsecured revolving bank credit facility limits, among other things, the Company's, and certain of its subsidiaries that are guarantors under the facility, ability to permit the creation of certain liens, make investments other than investments in businesses related to mining or a business ancillary or complementary to mining, dispose of material assets or, in certain circumstances, pay dividends. In addition, the Company's guaranteed senior unsecured notes limit, among other things, the Company's, and certain of its subsidiaries that are guarantors under the notes, ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions and global health crisis or pandemics (including with respect to COVID-19), may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility or the guaranteed senior unsecured notes and, by extension, the BNS Letter of Credit Facility (as defined below). At March 22, 2021, there was $241 million drawn under the bank credit facility (including under letters of credit) and approximately C$499 million drawn under the Company's other letter of credit facilities (not including amounts related to TMAC). If an event of default under the unsecured revolving bank credit facility or the guaranteed senior unsecured notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and this would cause an event of default under the Company's guaranteed senior unsecured notes and other letter of credit facilities. An event of default under the unsecured revolving bank credit facility, the guaranteed senior unsecured notes or the uncommitted letter of credit facilities may also give rise to an event of default under other existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's financial performance is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the acceptance or support of local stakeholders and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

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The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

There is a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.

Success at the Company's mines, development projects and exploration projects is dependent on the efforts of the Company's employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of employee relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent on key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, expansion, exploration and development.

The capital required for operations (including operating, new or expanded operations) and continuing exploration and development projects will require substantial expenditures. The Company expects that capital expenditures will be approximately $803 million in 2021. If cash from operations is lower than expected, including due to impacts of the COVID-19 pandemic, or capital costs at the Company's mines or projects exceed current estimates, the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties or for other purposes or advances from the bank credit facility are unavailable, the Company may be required to seek, or may deem it advantageous to seek, additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise.

Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

If the credit and capital markets deteriorate, or if any sudden or rapid destabilization of global economic conditions occurs, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. If the Company experiences difficulty accessing the credit and/or capital markets, the Company may seek alternative financing options, including, but not limited to, streaming transactions, royalty transactions or the sale of assets. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

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Additionally, any sudden or rapid destabilization of global economic conditions could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment and other losses for the Company.

The Company's operations are subject to numerous laws and extensive government regulations which may require significant expenditures or cause a reduction in levels of production, delays in production or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates and the receipt of, and compliance with, applicable permits. These laws, regulations and permits are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws, regulations and permits increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of infraction or compliance notices, has occurred at some of the Company's mines and the risk of material fines or corrective action cannot be ruled out in the future.

The Company is subject to anti-corruption and anti-bribery laws.

The Company's operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption, anti-bribery and sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company or its contractual counterparties conducts its business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third party agents. Measures that the Company has adopted to mitigate these risks may not always be effective in ensuring that the Company, its employees or third party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company's reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future it may become subject to additional anti-corruption, anti-bribery and sanctions laws in such jurisdictions. See "– The Company may experience operational difficulties at its foreign operations".

Greenhouse gas emissions regulations and climate change may adversely affect the Company's operations.

The Company operates in jurisdictions where regulatory requirements have taken effect to monitor, report and/or reduce greenhouse gas emissions. Increasing regulation and regulatory uncertainty regarding greenhouse gas emissions and climate change issues may adversely affect the Company's operations. Costs to comply with current and future regulations are difficult to predict. While the evolving regulatory requirements in respect of greenhouse gases and the additional costs required to comply are not expected to have a material adverse effect on the Company's operations, such requirements may be amended or may have unexpected effects on the Company and, as a result, may have a material adverse effect on the Company's financial performance and its results of operations.

In 2015, Canada established a greenhouse gases reduction target of 30% from 2005 levels by 2030 and signed the Paris Agreement to limit the global average temperature rise below 2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. A new federal carbon pricing regime came into force in 2019, consisting of a carbon levy applicable to certain fuels, and an Output-Based Pricing System ("OBPS") that applies to industrial facilities, engaged in certain prescribed activities, that emit greenhouse gases above a prescribed threshold. The federal carbon pricing regime applies to the Company's Canadian operations in jurisdictions where provincial or territorial regimes do not meet federal requirements, including Nunavut where the Company produces electricity using diesel

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fuel. The OBPS and the carbon levy became effective in Nunavut on July 2, 2019 and will increase to $30 per tonne in 2020, $40 in 2021 and $50 in 2022. The rate of increase thereafter has not yet been determined. The Company's Quebec mines will continue to be subjected to that province's cap and trade system. Similarly, Finland was a signatory to the Paris Agreement and sectors such as mining participate in the European Union's cap and trade system. Finland's Climate Change Act establishes a greenhouse gas reduction target of at least 80% by 2050, compared to 1990. Mexico is also a party to the Paris Agreement and has enacted climate change legislation with a greenhouse gas emission reduction target of 25% (unconditional) to 40% (conditional) from 2013 business as usual levels by 2030.

The Company monitors and reports annually its direct and indirect greenhouse gas emissions to the international Carbon Disclosure Project. Fossil fuel use in mining and processing activities is the Company's most significant source of greenhouse gas emissions. In Quebec, the Company primarily uses hydroelectric power and is not a large producer of greenhouse gases. As a result, Quebec's regulatory requirements are not expected to have a material adverse effect on the Company. In 2020, the Company's total greenhouse gases emissions (direct and indirect) were approximately 551,000 tonnes equivalent CO2 (not including the Canadian Malartic mine). In 2020, the Company's Nunavut Operations (Meadowbank Complex and Meliadine mine) produced approximately 343,000 tonnes of greenhouse gases (direct and indirect) mostly from the production of electricity from diesel power generation, which is approximately 34% of the Company's total greenhouse gas emissions (not including the Canadian Malartic mine). The Pinos Altos mine purchases electricity that is largely fossil fuel generated and, as a result, it is the Company's third highest greenhouse gas producer (following the Meadowbank Complex and Meliadine mine) (approximately 80,000 tonnes of greenhouse gases in 2020) at approximately 15% of the Company's total direct and indirect greenhouse gas emissions (not including the Canadian Malartic mine).

The potential physical impacts of climate change on the Company's operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. These may include extreme weather events, changes in rainfall patterns, water shortages, energy disruptions and changing temperatures. There may also be supply chain implications in getting supplies to the Company's operations, including transportation issues.

In addition, global efforts to transition to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the business.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased costs from environmental liabilities and industrial accidents, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards (including relating to hazardous substances, such as cyanide), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, seismicity, cave-ins, rock bursts, rock falls, pit wall failures, flooding and gold bullion losses (from theft or otherwise). Such occurrences could result in, among other things, damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As well, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). The Company's insurance may not provide adequate coverage in certain unforeseen circumstances or may not otherwise be adequate for its needs. The Company may also become subject to liability for, among other things, pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs, may increase significantly over time and reserved amounts may not be sufficient to address actual obligations at the time of decommissioning and rehabilitation.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and

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may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Company's financial performance and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights could have a material adverse effect on its future cash flows, earnings, results of operations and financial condition.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. There is no guarantee that title to any of the Company's properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including land claims by indigenous groups, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.

The use of derivative instruments for the Company's by-product metal production may prevent gains from being realized from subsequent by-product metal price increases.

The Company has used, and may in the future use, various by-product metal derivative strategies, such as selling future contracts or purchasing put options. No assurance can be given that the use of by-product metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough by-product metals to offset its forward delivery obligations, requiring the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of by-product revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the by-product metal derivatives positions qualify for hedge accounting treatment under IFRS and therefore any year-end mark-to-market adjustments are recognized in the "(Gain) loss on derivative financial instruments" line item of the consolidated statements of income and comprehensive income. See "Risk Profile – Financial Instruments" in the Annual MD&A for additional information.

The trading price for the Company's securities is volatile.

The trading price of the Company's common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company's common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other by-product metals the Company sells;

  •
  events affecting economic circumstances in Canada, the United States and elsewhere, including COVID-19;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions, investments, divestitures and financings;

  •
  quarterly variations in operating results;

  •
  compliance with new and existing regulations, including with respect to water and tailings management and greenhouse gas emissions;

  •
  the actions of other companies in the mining industry;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of large blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

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Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance.

The Company is dependent on information technology systems.

The Company relies heavily on its IT systems, and the IT systems of third-party service providers, to operate its business as a whole. The Company's operations depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive efforts to mitigate cybersecurity risks and other IT system disruptions. In addition, measures taken as a result of COVID-19 have resulted in more of the Company's workforce working remotely, which has increased the Company's reliance on its IT systems and associated risks.

IT systems are subject to an increasing threat of continually evolving cybersecurity risks from sources including computer viruses, cyber-attacks, natural disasters, power loss, defects in design, security breaches and other manipulation or improper use of the Company's systems and networks, resulting in, among other things, unauthorized access, disruption, damage or failure of the Company's IT systems (collectively, "IT Disruptions"). Although to date the Company has not experienced any material losses relating to such IT Disruptions, there can be no assurance that it will not incur such losses in the future.

The occurrence of one or more IT Disruptions could have effects including: damage to the Company's equipment, including mining equipment; production downtimes; operational delays; destruction or corruption of data; increases in capital expenditures; loss of production or accidental discharge; expensive remediation efforts; distraction of management; damage to the Company's reputation; or events of noncompliance which could lead to regulatory fines or penalties or ransom payments. Any of the foregoing could have a material adverse effect on the Company's results of operations and financial performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2020.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. The Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

DIVIDENDS

The Company's current policy is to pay quarterly dividends on its common shares and, on February 11, 2021, the Company declared a quarterly dividend of $0.35 per common share, which was paid on March 22, 2021. In 2020, the dividends paid were $0.95 per common share (quarterly payments of $0.20 per common share in the first, second and third quarters and $0.35 per common share in the fourth quarter). In 2019, the dividends paid were $0.55 per

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common share (quarterly payments of $0.125 per common share in the first, second and third quarters and $0.175 per common share in the fourth quarter). In 2018, the dividends paid were $0.44 per common share (quarterly payments of $0.11 per common share). Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to factors such as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains a covenant that restricts the Company's ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing.

DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the Board. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

RATINGS

The ratings of the Company's notes (the "Notes") issued under the Note Purchase Agreements (as defined under "Material Contracts—Note Purchase Agreements") by the rating agencies DBRS Morningstar ("DBRS") and Fitch Ratings ("Fitch") as at December 31, 2020 are both BBB with a stable outlook. In addition, in February 2021 Moody's Investors Services ("Moody's" and together with DBRS and Fitch, the "Ratings Agencies") assigned an initial long-term issuer rating of Baa2 with a stable outlook.

The long-term credit ratings of the Ratings Agencies are on rating scales that range from AAA to D, which represents the range from highest to lowest quality of securities rated. The Ratings Agencies BBB ratings assigned to the Company's Notes are the fourth highest of the ten rating categories for long-term debt. A "BBB" rating by DBRS denotes adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable; however, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "stable" reflects the relative strength within the rating category. A "BBB" rating by Fitch denotes good credit quality and indicates that expectations of default risk are currently low; the capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. A "Baa2" rating by Moody's is judged to be medium-grade and subject to moderate credit risk and as such many possess certain speculative characteristics.

The Company understands that the ratings are based on, among other things, information furnished to the Ratings Agencies by the Company and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given to the Company's Notes by the Ratings Agencies are not a recommendation to buy, hold or sell debt instruments since such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. The credit rating accorded to the Notes may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this AIF. If any of the Ratings Agencies lowers the credit ratings on the Notes, particularly a downgrade below investment grade, it could adversely affect the Company's cost of financing and access to liquidity and capital. See also "Risk Factors". The Company pays each of the Ratings Agencies an annual fee in connection with the rating of the Notes and an additional fee if and when additional Notes are issued. The Company also made payments to DBRS in 2020 of $162,000 (2019 – $68,365) and to Fitch in 2020 of $175,000 (2019 – nil).

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MARKET FOR SECURITIES

Common Shares

The Company's common shares are listed and traded on the TSX and on the New York Stock Exchange (the "NYSE") under the symbol "AEM". On March 22, 2021, the closing price of the common shares was C$75.67 on the TSX and $60.40 on the NYSE.

The following table sets forth the high and low sale prices and the average daily trading volume for composite trading of the Company's common shares on the TSX and the NYSE since January 1, 2020.

	TSX			NYSE

	High (C$)	Low (C$)	Average Daily Volume	High ($)	Low ($)	Average Daily Volume

2020
January	81.80	75.94	1,041,835	62.45	58.13	1,516,389

February	81.00	63.69	2,227,363	60.93	47.53	2,549,694

March	71.37	51.66	2,544,649	53.16	36.36	3,092,075

April	85.85	59.16	1,610,677	61.13	41.59	2,184,021

May	97.27	86.18	1,312,029	68.93	61.20	1,692,777

June	86.98	77.10	1,437,027	64.11	57.40	1,628,819

July	106.37	84.70	946,070	79.49	62.34	1,495,491

August	111.90	102.53	1,138,607	84.10	77.30	1,305,163

September	114.00	100.02	1,043,415	86.47	74.71	1,423,183

October	110.60	101.26	784,955	84.18	76.13	903,646

November	109.74	81.79	1,381,675	84.16	62.89	1,426,544

December	93.57	87.66	1,070,233	73.02	68.69	970,743

2021
January	96.68	86.96	897,397	76.39	67.97	1,293,833

February	92.75	74.00	1,295,333	73.02	58.72	1,530,853

March (to March 22)	76.20	70.06	1,085,361	61.42	55.36	1,273,299

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DIRECTORS AND OFFICERS OF THE COMPANY

Directors

The following is a brief biography of each of the Company's directors:

Leona Aglukkaq, of West Bay, Nova Scotia, is an is an independent director of Agnico Eagle. Ms. Aglukkaq is an experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012-2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award Ms. Aglukkaq was on the board of directors of TMAC Resources Inc. until its acquisition by the Company in February 2021. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg. Ms. Aglukkaq has been a director of Agnico Eagle since March 11, 2021.

Sean Boyd, CPA, CA, of Toronto, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico Eagle. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April 2015, Mr. Boyd served as Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico Eagle since April 14, 1998.

Martine A. Celej, of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. Celej is currently a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms. Celej has been a director of Agnico Eagle since February 14, 2011.

Robert J. Gemmell, of Oakville, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B.) and the Schulich School of Business (M.B.A.). Mr. Gemmell has been a director of Agnico Eagle since January 1, 2011, and is also a director of Rogers Communications Inc. (a communications and media company traded on the TSX and NYSE).

Mel Leiderman, FCPA, FCA, TEP, ICD.D, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Leiderman is senior consultant of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D). He has been a director of Agnico Eagle since January 1, 2003 and is also a director and a chairman of the Audit Committee of Morguard North American Residential REIT.

Deborah McCombe, P. Geo., of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. McCombe is Technical Director, Global Mining Advisory at SLR Consulting ("SLR"). She has over 30 years' international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. ("RPA") when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a CIM Distinguished Lecturer on NI 43 101; co

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chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe holds a degree in Geology from Western University. Ms. McCombe has been a director of Agnico Eagle since February 12, 2014.

James D. Nasso, ICD.D, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico Eagle. Now retired, Mr. Nasso and was an independent businessman who founded and ran his own successful company. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Nasso has been a director of Agnico Eagle since June 27, 1986.

Dr. Sean Riley, of Antigonish, Nova Scotia, is an independent director of Agnico Eagle. Now retired, Dr. Riley served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations). Dr. Riley has been a director of Agnico Eagle since January 1, 2011.

J. Merfyn Roberts, CA, of London, England, is an independent director of Agnico Eagle. Now retired, Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Roberts has been a director of Agnico Eagle since June 17, 2008, and is also a director and a member of the Audit Committee of Newport Exploration Limited and a director of Rugby Mining Inc.

Jamie Sokalsky, CPA, CA, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Sokalsky has over 20 years' experience as a senior executive in the mining industry, most recently as Chief Executive Officer and President of Barrick Gold Corporation ("Barrick") from June 2012 to September 2014, and as Chief Financial Officer of Barrick from 1999 to June 2012 and Executive Vice President of Barrick from April 2004 to June 2012. Prior to entering the mining industry, Mr. Sokalsky served in various financial management capacities at George Weston Limited and began his professional career at Ernst & Whinney Chartered Accountants (KPMG). Mr. Sokalsky is graduate of Lakehead University (B.Comm. (Honours)). Mr. Sokalsky has been a director of Agnico Eagle since June 2, 2015, and is also the Chairman of the board of directors of Probe Metals Inc. and a director of Royal Gold, Inc.

The by-laws of Agnico Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

Committees

The members of the Audit Committee are Jamie Sokalsky (Chair), Mel Leiderman and Deborah McCombe.

The members of the Compensation Committee are Robert J. Gemmell (Chair), Martine A. Celej and J. Merfyn Roberts.

The members of the Corporate Governance Committee are J. Merfyn Roberts (Chair), Martine A. Celej and Jamie Sokalsky.

The members of the Health, Safety, Environmental and Sustainable Development Committee are Deborah McCombe (Chair), James D. Nasso and Sean Riley.

Officers

The following is a brief biography of each of the Company's officers (for Mr. Boyd, see "Directors and Officers of the Company – Directors"):

Ammar Al-Joundi, of Toronto, Ontario, is President of Agnico Eagle, a position he has held since April 6, 2015. From September 2010 to June 2012, Mr. Al-Joundi was Senior Vice-President and Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al-Joundi served in various roles at Barrick, including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice President from July 2014 to February 2015 and Executive Vice President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al-Joundi spent

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11 years at Barrick serving in various senior financial roles, including Senior Vice President of Capital Allocation and Business Strategy, Senior Vice President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al-Joundi served as Vice President, Structured Finance at Citibank, Canada. Mr. Al-Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)).

Dominique Girard, Eng., of St. Sauveur, Quebec, is Senior Vice-President, Operations – Canada and Europe of Agnico Eagle, a position he has held since July 2020. Prior to that, Mr. Girard was Vice-President, Operations Support – Canada and Europe and before that he was Vice-President, Nunavut, Corporate Director with the Business Strategy and Technical Services groups, General Manager at the Meadowbank mine and Mill Superintendent at the Kittilä mine. Mr. Girard is a graduate of Laval University (B.Sc. in mineral processing). Mr. Girard is a member of the Order of Engineers (OIQ – Quebec).

Guy Gosselin, Eng., P.Geo., of Val d'Or, Quebec, is Senior Vice-President, Exploration of Agnico Eagle, a position he has held since August 2019. Prior to that, Mr. Gosselin was Vice-President, Exploration and before that he was Exploration Manager for Eastern-Canada, Chief Geologist at the LaRonde Division and an Exploration Geologist. He first joined Agnico Eagle in 2000. Mr. Gosselin is a graduate of the Université du Québec de Chicoutimi (M.Sc.). Mr. Gosselin is a Professional Engineer and is a member of the Order of Engineers (OIQ – Quebec) and the Order of Geologists (OGQ – Quebec).

Marc Legault, P.Eng, of Mississauga, Ontario, is Senior Vice-President, Operations – U.S.A and Latin America of Agnico Eagle, a position he has held since February 2017. Prior to that, he was Senior Vice-President, Project Evaluations since 2012. Mr. Legault has been with Agnico Eagle since 1988, when he was hired as an exploration geologist in Val d'Or, Quebec. Since then, he has taken on successively increasing responsibilities in the Company's exploration, mine geology and project evaluation activities. Mr. Legault is a graduate of Carleton University (M.Sc. in Geology) and Queen's University (B.Sc.H. in Geological Engineering). Mr. Legault is a member of the Professional Engineers of Ontario and of the Ordre des Ingénieurs du Québec.

Carol-Ann Plummer-Theriault, Eng., of Pont-Rouge, Quebec, is Senior Vice-President, Sustainability, People & Culture of Agnico Eagle, a position she has held since January 2021. Prior to that, she was Senior Vice-President, Sustainability and before that she was Vice-President, Corporate Development. She joined Agnico Eagle in 2004 and held several key positions including General Manager Lapa mine; General Manager Kittila mine; General Manager LaRonde mine; Corporate Director Mining; Senior Corporate Director – Engineering and Project Development, USA and Latin America; and Vice-President, Project Development, Southern Business. Ms. Plummer is a graduate of Queen's University (B.Sc. in Mining Engineering) and is a Professional Engineer (Quebec).

Jean Robitaille, of Oakville, Ontario, is Senior Vice-President, Business Strategy, Technical Services and Corporate Development of Agnico Eagle, a position he has held since January 2020. Prior to that, he held various positions with Agnico Eagle since 1988, most recently as Senior Vice-President, Technical Services and Business Strategy, Senior Vice-President, Technical Services and Project Development, Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille has served on the board of directors of the Canada Mining Innovation Council since May 2014. Mr. Robitaille is a mining graduate of the College de l'Abitibi Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., of Toronto, Ontario, is Senior Vice-President, Finance and Chief Financial Officer of Agnico Eagle, a position he has held since October 24, 2012. Prior to that, he was Senior Vice-President, Strategic Planning and Investor Relations, a position he held since January 1, 2011, and before that he was Senior Vice-President, Investor Relations. He started work in investor relations at Agnico Eagle in February 2005. Prior to that, Mr. Smith was a mining analyst for more than five years and held a variety of mining engineering positions, both in Canada and abroad. Mr. Smith is a Chartered Director and an alternate Director of the World Gold Council. Mr. Smith is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is a Professional Engineer.

Chris Vollmershausen, of Toronto, Ontario, is Senior Vice-President, Legal, General Counsel & Corporate Secretary of Agnico Eagle, a position he has held since October 2020. Prior to that, he was Vice-President, Legal and Corporate Secretary and before that he was Vice-President, Legal. Mr. Vollmershausen joined Agnico Eagle in 2014 as Corporate Director, Legal. Prior to joining Agnico Eagle, Mr. Vollmershausen was in-house counsel at a Canadian based international manufacturing company and worked as a corporate securities lawyer for a prominent Toronto law firm. Mr. Vollmershausen is a graduate of the University of Western Ontario (HBA and LL.B.).

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ANNUAL INFORMATION FORM

Shareholdings of Directors and Officers

As at March 22, 2021, the directors and officers of Agnico Eagle, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 583,745 common shares or approximately 0.24% of the 243,695,359 issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within ten years prior to the date hereof has been, a director or officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. ("NBFI") from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the "March Order"). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the "June Order" and, together with the March Order, the "NBFI Orders"). The NBFI Orders were issued in response to NBFI's failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.

Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 25, 2014, the resolution approving an amended proposal was approved by the requisite majority of Colossus' creditors. On April 30, 2014, Colossus announced that it had completed the implementation of the court-approved proposal.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers of the Company serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other company.

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AUDIT COMMITTEE

The Audit Committee has two primary objectives. The first is to advise the Board in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in management information circulars of the Company in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee charter is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Sokalsky (Chair), Mr. Leiderman and Ms. McCombe), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. Leiderman and Mr. Sokalsky are Chartered Accountants; the Board has determined that both of them qualify as an audit committee financial experts, as the term is defined in the rules of the SEC.

Relevant Education and Experience

The education and experience of each member of the Audit Committee is set out under "Directors and Officers of the Company – Directors" above.

Pre-Approval Policies and Procedures

In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public auditor, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation and regulations. All fees paid to Ernst & Young LLP in 2020 were pre-approved by the Audit Committee.

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External Auditor Service Fees

Ernst & Young LLP has served as the Company's independent public auditor for each of the fiscal years ended December 31, 2020 and 2019. Fees paid to Ernst & Young LLP in 2020 and 2019 are set out below.

	Year Ended December 31,

	2020	2019
	(C$ thousands)

Audit fees	3,106	2,939

Audit-related fees(1)	125	99

Tax fees(2)	344	1,001

All other fees(3)	234	48

Total(4)	3,809	4,087

Notes:

(1)
Audit-related fees consist of fees billed for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

(2)
Tax fees were billed for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

(3)
All other fees were billed for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

(4)
No other fees were billed to auditors in the previous two years.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

None.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, since January 1, 2018, no director, officer or 10% shareholder of the Company or any associate or affiliate of any such person or shareholder, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada, Toronto, Ontario.

MATERIAL CONTRACTS

The Company believes the contracts described below (other than the 2015 Note Purchase Agreement and the TD Letter of Credit Facility, both as defined below) constitute the only material contracts to which it is a party.

Credit Facility

On October 25, 2017, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility and then amended it further on December 14, 2018 (as so amended, the "Credit Facility"). The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2023. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the Credit Facility, may extend the term of the Credit Facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.20% to 1.75%, through LIBOR advances, bankers' acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.20% to 2.75% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.80% to 1.83%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.24% to 0.55% of the undrawn portion of the facility. In each case, the applicable margin or standby fee vary depending on the Company's credit rating and the Company's total net debt to EBTIDA ratio. The Credit Facility provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $300 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Credit Facility. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of the Company's equity securities if one of certain of the events of default has occurred and is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm's length;

  •
  make any investment or loan other than: investments in or loans to businesses related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or certain inter-company investments or loans;

  •
  enter into or maintain certain derivative instruments; and

  •
  amalgamate or otherwise transfer its assets.

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The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. Events of default under the Credit Facility include:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of the total net debt to EBITDA ratio covenant;

  •
  the breach by any Obligor of any of its obligations or undertakings under the Credit Facility or related agreements or documents that is not cured within 30 days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $75 million or more;

  •
  a change of control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened (a "Change of Control"); and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

As at March 22, 2021, there was approximately $241 million in the aggregate outstanding under the Credit Facility (including outstanding letters of credit).

Letter of Credit Facilities

BNS Letter of Credit Facility

On June 26, 2012, the Company entered into a letter of credit facility with The Bank of Nova Scotia, as lender, providing for a C$150 million uncommitted letter of credit facility (the "BNS Letter of Credit Facility"). Through a series of amendments to the BNS Letter of Credit Facility from November 5, 2013 to September 27, 2016, the Company and the lender increased the maximum aggregate amount that may be outstanding under the BNS Letter of Credit Facility to C$350 million.

Under the terms of the BNS Letter of Credit Facility, the Company may request to be issued one or more letters of credit in Canadian or U.S. dollars in a maximum aggregate amount outstanding at any time not exceeding C$350 million. The BNS Letter of Credit Facility may be used by the Company to support (a) reclamation obligations of the Company or its subsidiaries or (b) non-financial or performance obligations of the Company or its subsidiaries that are not directly related to reclamation obligations. If the Company fails to pay any amount of a reimbursement obligation under the BNS Letter of Credit Facility, including any interest thereon, on the date such amount is due, the overdue amount will bear interest at equal to 2% greater than the reference rate (as calculated under the BNS Letter of Credit Facility). Payment and performance of the Company's obligations under the BNS Letter of Credit Facility are guaranteed by the Guarantors.

Events of default under the BNS Letter of Credit Facility include:

  •
  the failure to pay any amount drawn under the BNS Letter of Credit Facility within three business days of when notified or demanded by the lender;

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  •
  the breach by any Obligor of any obligation or undertaking under the Letter of Credit Facility or guarantee provided pursuant to the BNS Letter of Credit Facility that has not been remedied within 30 days following written notice of the breach being given by the lender to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  a Change of Control.

The BNS Letter of Credit Facility provides that upon an event of default The Bank of Nova Scotia may declare immediately due and payable all amounts drawn under the BNS Letter of Credit Facility.

As at March 22, 2021, there was approximately C$285 million in the aggregate of letters of credit outstanding under the BNS Letter of Credit Facility.

TD Letter of Credit Facility

On September 23, 2015, the Company entered into a standby letter of credit facility with The Toronto-Dominion Bank, as lender, which currently provides for a C$150 million uncommitted letter of credit facility (as amended, the "TD Letter of Credit Facility").

Under the terms of the TD Letter of Credit Facility, the Company may request to be issued one or more letters of credit in Canadian or U.S. dollars in a maximum aggregate amount outstanding at any time not exceeding C$150 million. The TD Letter of Credit Facility may be used by the Company to support (a) the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or (b) the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations.

Payment and performance of the Company's obligations under the TD Letter of Credit Facility are supported by an account performance security guarantee issued by Export Development Canada ("EDC") in favour of the lender. EDC issued the guarantee in connection with a declaration and indemnity dated September 23, 2015 between EDC and the Obligors (as supplemented, the "EDC Indemnity"). Pursuant to the EDC Indemnity, each of the Obligors has agreed to indemnify EDC against all claims and demands made in respect of any indemnity bonding product issued by EDC pursuant to the EDC Indemnity.

As at March 22, 2021, there was approximately C$130 million in the aggregate of letters of credit outstanding under the TD Letter of Credit Facility.

Note Purchase Agreements

On April 7, 2010, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $115 million 6.13% Series A senior notes due 2017, $360 million 6.67% Series B senior notes due 2020 and $125 million 6.77% Series C senior notes due 2022 (the "2010 Note Purchase Agreement"). The Series A senior notes under the 2010 Note Purchase Agreement matured in 2017. On July 24, 2012, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024 (the "2012 Note Purchase Agreement").

On September 30, 2015, the Company entered into a note purchase agreement with Ressources Québec Inc., a subsidiary of Investissement Québec, providing for the issuance of $50 million principal amount of 4.15% senior unsecured notes due 2025 (the "2015 Note Purchase Agreement"). On June 30, 2016, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028 (the "2016 Note Purchase Agreement"). On May 5, 2017, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032 (the "2017 Note Purchase Agreement"). On February 27, 2018, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and

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$250 million 4.63% Series C senior notes due 2033 (the "2018 Note Purchase Agreement"). On April 7, 2020, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032 (the "2020 Note Purchase Agreement", and together with the 2010 Note Purchase Agreement, the 2012 Note Purchase Agreement, the 2015 Note Purchase Agreement, the 2016 Note Purchase Agreement, the 2017 Note Purchase Agreement and the 2018 Note Purchase Agreement, the "Note Purchase Agreements").

Payment and performance of the Company's obligations under the Note Purchase Agreements, the notes issued pursuant thereto and the obligations of the Guarantors under the related guarantees are guaranteed by the Guarantors.

The Note Purchase Agreements contain restrictive covenants that limit, among other things, the ability of an Obligor to:

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm's length transaction;

  •
  amalgamate or otherwise transfer its assets;

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and

  •
  make sales or other dispositions of material assets.

The Company is also required to maintain the same total net debt to EBITDA ratio under the Note Purchase Agreements as under the Credit Facility and, except with respect to the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, to maintain a minimum tangible net worth. Events of default under the Note Purchase Agreements include:

  •
  the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

  •
  the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreements provide that, upon the occurrence of certain events of default, the notes automatically become due and payable without any further action.

In addition, the Note Purchase Agreements contain a "Most Favored Lender" clause which acts to incorporate into the Note Purchase Agreements any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreements. The 2018 Note Purchase Agreement's and the 2020 Note Purchase Agreement's "Most Favored Lender" clauses also provide that if the terms of the Credit Facility or any debt securities issued by the Company in the future contain a tangible net worth covenant, the covenant will be deemed incorporated by reference into the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, as applicable.

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditors of the Company, has advised the Company that it is independent of the Company in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC's rules on auditor independence.

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None of Alexandre Proulx, Eng., Carol Plummer, Eng., Daniel Doucet, Eng., Daniel Pare, P.Eng., Dany Laflamme, Eng., David Paquin Bilodeau, P.Geo., Denis Caron, Eng., Dominique Girard, Eng., Dyane Duquette, P.Geo., Francis Brunet, P.Eng., Francois Bouchard, P.Geo., François Petrucci, Eng., François Robichaud, Eng., Guy Gagnon, P.Eng., Guy Gosselin, Eng., P.Geo., Julie Larouche, P.Geo., Karl Leetmaa, P. Eng., Larry Connell, P.Eng., Louise Grondin, P.Eng., Marc Legault, Eng., Nicole Houle, P.Geo., Pascal Lehouiller, P.Geo., Paul Cousin, Eng., Pierre Matte, Eng., Pierre McMullen, P. Eng., Robert Badiu, P.Geo. or Sylvie Lampron, P.Eng (each, a "Qualified Person"), each of whom has prepared or certified a report under NI 43-101 or approved scientific and technical information referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations during or relating to the Company's most recently completed financial year, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, each of the Qualified Persons beneficially owns, directly or indirectly, less than one percent of any outstanding securities of the Company or any associate or affiliate of the Company. Each of the Qualified Persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, an officer or employee of the Company and/or one or more of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the System for Electronic Document Analysis and Retrieval at www.sedar.com, on the SEC's website at www.sec.gov and on the Company's website at www.agnicoeagle.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular dated March 22, 2021 relating to the annual and special meeting of shareholders of the Company scheduled for April 30, 2021. Additional financial information is provided in the Annual Financial Statements and Annual MD&A.

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SCHEDULE "A"
AUDIT COMMITTEE CHARTER OF THE COMPANY

This Charter shall govern the activities of the audit committee (the "Audit Committee") of the board of directors (the "Board of Directors") of Agnico Eagle Mines Limited (the "Corporation").

I.    PURPOSE OF THE AUDIT COMMITTEE

The Audit Committee shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation's and it's subsidiaries' financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the external auditor's qualifications and independence, and (iv) the performance of the Corporation's internal and external audit functions; and (b) prepare any report of the Audit Committee required to be included in the Corporation's annual report, proxy material or other filings. The head of the Corporation's internal audit function and the external auditors shall have direct and ready access to the chair of the Audit Committee (the "Chair").

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

II.   COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors. No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of the applicable corporate statute. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate. Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

At least one member of the Audit Committee shall be a financial expert as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected and shall serve until: the next annual meeting of the shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board of Directors. The Board of Directors shall designate one member of the Audit Committee as the Chair or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.

No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors fees (which fees may include cash, shares, restricted share units and/or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

III.  MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in a separate session with the external auditor and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation's financial statements as described in Section IV.5 below and the

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Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation's financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.

The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.

IV.  RESPONSIBILITIES AND DUTIES

The Audit Committee's primary responsibilities are to:

General

  1.
  review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board of Directors;

  2.
  report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

  3.
  follow the process established for all committees of the Board of Directors for assessing the Audit Committee's performance;

Documents/Reports Review

  4.
  review the Corporation's financial statements and related management's discussion and analysis, Annual Information Form ("AIF") and related Form 40-F, Annual Report and any other significant annual reports of a financial nature or other significant financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;

  5.
  review with the Corporation's management and the external auditors, the Corporation's quarterly financial statements and related management's discussion and analysis, before they are released;

  6.
  ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

  7.
  review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

  8.
  review with the Corporation's management any press release of the Corporation which contains significant financial information (including any "pro forma" or "adjusted" non-GAAP information);

  9.
  review and assess, on a quarterly basis, management's risk assessment and risk management strategies including hedging and derivative strategies;

External Auditors

  10.
  recommend external auditors nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

  11.
  approve the fees and other compensation to be paid to the external auditors;

  12.
  pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;

  13.
  require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and

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    discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

  14.
  recommend to the Board of Directors any action required to ensure the independence of the external auditors;

  15.
  advise the external auditors of their ultimate accountability to the Board of Directors and the Audit Committee;

  16.
  oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attestation services for the Corporation;

  17.
  evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Corporation, (ii) considering whether the external auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the external auditors' independence, (iii) determine the rotation of the lead external audit partner and the external audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

  18.
  present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board of Directors as it considers necessary;

  19.
  obtain and review a report from the external auditors at least annually regarding: the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Corporation;

  20.
  establish practices for the Corporation's hiring of employees or former employees of the external auditors;

Internal Auditor

  21.
  receive regular quarterly reports from the Corporation's internal auditor on the scope and material results of its internal audit activities, based on the Internal Audit Charter;

  22.
  review and discuss the Corporation's Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Corporation's Code of Business Conduct and Ethics;

  23.
  establish procedures for:

  i)
  the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

  ii)
  the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters; and

  iii)
  compliance with applicable foreign corrupt practices legislation, guidelines and practices;

Fraud Prevention and Detection

  24.
  oversee and assess management's controls and processes to prevent and detect fraud;

  25.
  receive periodic reports from the internal auditor on findings of fraud as well as significant findings regarding the design and/or operation of internal controls and management responses;

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Financial Reporting Process

  26.
  periodically discuss the integrity, completeness and accuracy of the Corporation's internal controls and the financial statements with the external auditors in the absence of the Corporation's management;

  27.
  in consultation with the external auditors, review the integrity of the Corporation's financial internal and external reporting processes;

  28.
  consider the external auditors' assessment of the appropriateness of the Corporation's auditing and accounting principles as applied in its financial reporting;

  29.
  review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

  30.
  review and discuss with the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

  31.
  review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

  32.
  establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

  33.
  discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

  34.
  resolve any disagreements between management and the external auditors regarding financial reporting;

  35.
  review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

  36.
  retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board of Directors for such purposes);

  37.
  discuss any management or internal control letters or proposals to be issued by the external auditors of the Corporation;

  Disclosure Controls and Procedures

  38.
  obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee of the Board of Directors and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;

  39.
  receive confirmation from the CEO and CFO that reports to be filed with Canadian securities regulatory authorities, the United States Securities and Exchange Commission and any other applicable regulatory agency:

  (a)
  have been prepared in accordance with the Corporation's disclosure controls and procedures; and

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           ANNUAL INFORMATION FORM

    (b)
    contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

  40.
  receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports;

  41.
  discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Legal Compliance

  42.
  confirm that the Corporation's management has the proper review system in place to ensure that the Corporation's financial statements, reports, press releases and other financial information satisfy legal requirements;

  43.
  review legal compliance matters with the Corporation's legal counsel;

  44.
  review with the Corporation's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Corporation's financial statements;

  45.
  conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

  46.
  perform any other activities in accordance with this Charter, the Corporation's by-laws and governing law that the Audit Committee or the Board of Directors deems necessary or appropriate;

Related Party Transactions

  47.
  review the financial reporting of any transaction between the Corporation and any officer, director or other "related party" as defined within the Corporation's Accounting Policy (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest;

Reporting and Powers

  48.
  report to the Board of Directors following each meeting of the Audit Committee and at such other times as the Board of Directors may consider appropriate; and

  49.
  exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

V.   LIMITATION OF RESPONSIBILITY

        While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

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ANNUAL INFORMATION FORM

QuickLinks

  Exhibit 99.1
AGNICO EAGLE MINES LIMITED ANNUAL INFORMATION FORM
INTRODUCTORY NOTES
  Currency and Exchange Rates
  Forward-Looking Statements
  Presentation of Financial Information
GLOSSARY OF SELECTED MINING TERMS
CORPORATE STRUCTURE
DESCRIPTION OF THE BUSINESS
GENERAL DEVELOPMENT OF THE BUSINESS
  Three-Year History
  2020
  2021
  Pre-2018
OPERATIONS AND PRODUCTION
  Business Units and Foreign Operations
  Northern Business
  Southern Business
  Regional Exploration Activities
  Scientific and Technical Information
  Principal Products and Distribution
  Employees
  Competitive Conditions
  Sustainable Development
  Employee Health and Safety
  Community
  Environmental Protection
  IT Systems
RISK FACTORS
  DIVIDENDS
  DESCRIPTION OF CAPITAL STRUCTURE
  RATINGS
  MARKET FOR SECURITIES
  Common Shares
  DIRECTORS AND OFFICERS OF THE COMPANY
  Directors
  Committees
  Officers
  Shareholdings of Directors and Officers
  Cease Trade Orders, Bankruptcies, Penalties or Sanctions
  Conflicts of Interest
  AUDIT COMMITTEE
  Composition of the Audit Committee
  Relevant Education and Experience
  Pre-Approval Policies and Procedures
  External Auditor Service Fees
  LEGAL PROCEEDINGS AND REGULATORY ACTIONS
  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
  TRANSFER AGENT AND REGISTRAR
  MATERIAL CONTRACTS
  Credit Facility
  Letter of Credit Facilities
  Note Purchase Agreements
  INTERESTS OF EXPERTS
  ADDITIONAL INFORMATION
SCHEDULE "A" AUDIT COMMITTEE CHARTER OF THE COMPANY
  General
  Documents/Reports Review
  External Auditors
  Internal Auditor
  Fraud Prevention and Detection
  Financial Reporting Process
  Legal Compliance
  Related Party Transactions
  Reporting and Powers